     As filed with the Securities and Exchange Commission on December 18, 2015.

                                                            File Nos. 333-

                                                                       811-08306


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [x]


                          Pre-Effective Amendment No.


                         Post-Effective Amendment No.

                                     and/or

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [x]


                               Amendment No. 370


                       (Check appropriate box or boxes.)



                  FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                           (Exact Name of Registrant)



                   FIRST METLIFE INVESTORS INSURANCE COMPANY

                              (Name of Depositor)


                      200 Park Avenue, New York, NY 10166

        (Address of Depositor's Principal Executive Offices) (Zip Code)


              (Depositor's Telephone Number, including Area Code)

                                 (212) 578-9500


                    (Name and Address of Agent for Service)


                              Elizabeth M. Forget


                                   President

                   First MetLife Investors Insurance Company

                        11225 North Community House Road

                              Charlotte, NC 28277


                                   COPIES TO:

                                W. Thomas Conner

                                   Reed Smith

                              1301 K Street, N.W.

                              Washington, DC 20005

                                 (202) 414-9208


                 Approximate Date of Proposed Public Offering:

   As soon as practicable after effectiveness of the Registration Statement.


  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
  Section 8(a) of the Securities Act of 1933 or until Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.


                        Title of Securities Registered:

Interest in a separate account under individual flexible premium deferred variable annuity contracts.

[FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY] CONTRACTS
ISSUED BY FIRST METLIFE INVESTORS INSURANCE COMPANY
This prospectus ("Prospectus") describes individual [Flexible Premium Deferred Variable Annuity] contracts for flexible premium deferred variable annuities ("Contracts").

--------------------------------------------------------------------------------

   You decide how to allocate your money among the various available investment choices. The investment choices available to You are listed in your Contract. Your choices may include the Fixed Account (not offered or described in this Prospectus) and Subaccounts available through First MetLife Investors Variable Annuity Account One which, in turn, invest in the following corresponding Investment Options which are portfolios of the Metropolitan Series Fund ("Metropolitan Fund"), portfolios of the Met Investors Series Trust ("Met Investors Fund") and a fund of the American Funds Insurance Series(R) ("American Funds(R)").

                      MET INVESTORS FUND [TO BE UPDATED BY AMENDMENT]
[AB GLOBAL DYNAMIC ALLOCATION*                      MET/FRANKLIN LOW DURATION TOTAL RETURN
ALLIANZ GLOBAL INVESTORS DYNAMIC MULTI-ASSET PLUS*  METLIFE ASSET ALLOCATION 100
AMERICAN FUNDS(R) BALANCED ALLOCATION+              METLIFE BALANCED PLUS*
AMERICAN FUNDS(R) GROWTH ALLOCATION                 METLIFE MULTI-INDEX TARGETED RISK*
AMERICAN FUNDS(R) GROWTH                            MET/ABERDEEN EMERGING MARKETS EQUITY
AMERICAN FUNDS(R) MODERATE ALLOCATION+              MFS(R) RESEARCH INTERNATIONAL
AQR GLOBAL RISK BALANCED*                           MORGAN STANLEY MID CAP GROWTH
BLACKROCK GLOBAL TACTICAL STRATEGIES*               OPPENHEIMER GLOBAL EQUITY
CLARION GLOBAL REAL ESTATE                          PANAGORA GLOBAL DIVERSIFIED RISK*
CLEARBRIDGE AGGRESSIVE GROWTH                       PIMCO INFLATION PROTECTED BOND
HARRIS OAKMARK INTERNATIONAL                        PIMCO TOTAL RETURN
INVESCO BALANCED-RISK ALLOCATION*                   PIONEER STRATEGIC INCOME
INVESCO MID CAP VALUE                               PYRAMIS(R) GOVERNMENT INCOME*
INVESCO SMALL CAP GROWTH                            PYRAMIS(R) MANAGED RISK*
JPMORGAN CORE BOND                                  SCHRODERS GLOBAL MULTI-ASSET*
JPMORGAN GLOBAL ACTIVE ALLOCATION*                  SSGA GROWTH AND INCOME ETF
JPMORGAN SMALL CAP VALUE                            SSGA GROWTH ETF
LOOMIS SAYLES GLOBAL MARKETS                        T. ROWE PRICE MID CAP GROWTH
LORD ABBETT BOND DEBENTURE                          WMC LARGE CAP RESEARCH
MET/EATON VANCE FLOATING RATE
                                     METROPOLITAN FUND
BAILLIE GIFFORD INTERNATIONAL STOCK                 METLIFE ASSET ALLOCATION 60+
BARCLAYS AGGREGATE BOND INDEX*                      METLIFE ASSET ALLOCATION 80
BLACKROCK BOND INCOME                               METLIFE MID CAP STOCK INDEX
BLACKROCK CAPITAL APPRECIATION                      METLIFE STOCK INDEX
BLACKROCK LARGE CAP VALUE                           MFS(R) TOTAL RETURN
BLACKROCK MONEY MARKET                              MFS(R) VALUE
FRONTIER MID CAP GROWTH                             MSCI EAFE(R) INDEX
JENNISON GROWTH                                     NEUBERGER BERMAN GENESIS
LOOMIS SAYLES SMALL CAP CORE                        RUSSELL 2000(R) INDEX
MET/ARTISAN MID CAP VALUE                           T. ROWE PRICE LARGE CAP GROWTH
MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY         T. ROWE PRICE SMALL CAP GROWTH
METLIFE ASSET ALLOCATION 20+                        WESTERN ASSET MANAGEMENT U.S. GOVERNMENT
METLIFE ASSET ALLOCATION 40+                        WMC CORE EQUITY OPPORTUNITIES
                                     AMERICAN FUNDS(R)
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION]

*If You elect the GWB v1, You must allocate all of Your Purchase Payments and Account Value among these Investment Options. (See "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits.") If you elect the GLWB, You must allocate at least 80% of Your Purchase Payments and Account Value among these Investment Options. (See "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits."). These Investment Options are also available for investment if You do not elect the GLWB or GWB v1.
+If You elect the GLWB, You are permitted to allocate up to 20% of Your
 Purchase Payments and Account Value among these Investment Options. (See "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits.") These Investment Options are also available for investment if You do not elect GLWB.

HOW TO LEARN MORE:
Before investing, read this Prospectus. The Prospectus contains information about the Contracts and First MetLife Investors Variable Annuity Account One that You should know before investing. Keep this Prospectus for future reference. For more information, request a copy of the Statement of Additional
Information ("SAI"), dated       . The SAI is considered part of this
Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page 99 of this Prospectus. To view and download the SAI, please visit our website www.metlifeinvestors.com. To request a free copy of the SAI or to ask questions, write or call:

First MetLife Investors Insurance Company
200 Park Avenue
New York, NY 10166
(212) 578-9500


                                [GRAPHIC]


 CONTRACTS
 AVAILABLE:

   .  Non-Qualified
   .  Traditional IRA
   .  Roth IRA
   .  SEP
   .  SIMPLE IRA

 CLASSES AVAILABLE
 FOR EACH CONTRACT
   .  B
   .  R

 A WORD ABOUT INVESTMENT RISK:

 An investment in any of these variable annuities involves investment risk. You could lose money You invest. Money invested is NOT:

 .  a bank deposit or obligation;

 .  federally insured or guaranteed; or

 .  endorsed by any bank or other financial institution.

The Contract allows You to select from two different charge structures, each referred to as a class, based on your specific situation. Please see "Contract -- Classes of the Contract" for more information about each class. In the future, we may offer through this Prospectus one or more new classes of the Contract; discontinue offering any class of the Contract; or resume offering an inactive class at any time.

The Securities and Exchange Commission ("SEC") has a Web site
(http://www.sec.gov) which You may visit to view this Prospectus, SAI and other information. The SEC has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation otherwise is a criminal offense.

You should read carefully the current Metropolitan Fund, Met Investors Fund and American Funds(R) prospectuses before purchasing a Contract. A copy of the prospectus for each Investment Option to which you allocate money will accompany or precede the delivery of your Contract, unless You elect to register for METLIFE EDELIVERY(R), in which case it will be delivered electronically to You. You can also obtain copies of the prospectuses for the Investment Options by calling us or writing to us at the phone number or address below.

First MetLife Investors Insurance Company
Attn: Fulfillment Unit - [Flexible Premium Deferred Variable Annuity] P O Box 10342
Des Moines, IA 50306-0342

(800) 343-8496

ELECTRONIC DELIVERY. You may elect to register for ESERVICE/SM/, which will allow You to do the following:

  .   view a consolidated account summary of your available products,

  .   track the performance of your investments,

  . perform select transactions such as funding option transfers and address changes, and

  . receive electronic delivery of Contract and Investment Option prospectuses, and annual and semi-annual reports for the Investment Options, and other related documents through METLIFE EDELIVERY(R).

For more information and/or to enroll, please log on to HTTPS://ESERVICE.METLIFE.COM.

                               TABLE OF CONTENTS

Important Terms You Should Know................................................................................  5
Table of Expenses..............................................................................................  9
First MetLife Investors........................................................................................ 18
First MetLife Investors Variable Annuity Account One........................................................... 18
Variable Annuities............................................................................................. 19
    Replacement of Annuity Contracts........................................................................... 19
The Annuity Contract........................................................................................... 20
    Inactive Contracts......................................................................................... 21
    Contracts with No Account Value............................................................................ 22
Classes of the Contract........................................................................................ 22
Your Investment Choices........................................................................................ 24
    Investment Choices Which are Funds of Funds................................................................ 29
    Investment Allocation Restrictions For Certain Optional Benefits........................................... 29
    General Information about Investment Options............................................................... 32
    Substitution of Investment Options......................................................................... 34
    Optional Automated Investment Strategy, Optional Dollar Cost Averaging and Optional Enhanced Dollar Cost
      Averaging Programs....................................................................................... 34
Purchase Payments.............................................................................................. 37
        Allocation of Purchase Payments........................................................................ 38
        Debit Authorizations................................................................................... 38
        Owning Multiple Contracts.............................................................................. 39
    Accumulation Units......................................................................................... 39
    Accumulation Unit Value.................................................................................... 39
    Account Value.............................................................................................. 40
    Transfer Privilege......................................................................................... 40
    Restrictions on Transfers.................................................................................. 42
    Voting Rights.............................................................................................. 44
    Access to Your Money....................................................................................... 44
        Systematic Withdrawal Program.......................................................................... 44
        Minimum Distributions.................................................................................. 45
Expenses....................................................................................................... 45
    Product Charges............................................................................................ 45
    Annual Contract Fee........................................................................................ 46
    Optional GWB--Rider Charge................................................................................. 46
    Optional GLWB--Rider Charge................................................................................ 47
    Premium and Other Taxes.................................................................................... 47
    Transfer Fee............................................................................................... 47
    Income Taxes............................................................................................... 48
    Withdrawal Charges......................................................................................... 48
        When No Withdrawal Charge Applies...................................................................... 49
    Investment Option Expenses................................................................................. 50
    Free Look.................................................................................................. 50
    Death Benefit--Generally................................................................................... 50
        Standard Death Benefit--Account Value.................................................................. 54

        Optional Death Benefit--Return of Premium...................................................  54
        Optional Death Benefit--Annual Step-Up......................................................  54
    Living Benefits.................................................................................  56
        GWB.........................................................................................  57
        GLWB........................................................................................  65
    Annuity Payments (The Annuity Period)...........................................................  76
        Annuity Payment Types.......................................................................  76
        Option 1. Life Annuity......................................................................  76
        Option 2. Life Annuity with 10 Years of Annuity Payments Guaranteed.........................  76
        Option 3. Life Annuity with Cash Refund.....................................................  76
        Option 4. Joint and Last Survivor Annuity...................................................  77
        Option 5. Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed......  77
        Option 6. Joint and Last Survivor Annuity with Cash Refund..................................  77
        Fixed Annuity Payments......................................................................  77
        Amount and Frequency of Annuity Payments....................................................  77
General Information.................................................................................  78
    Administration..................................................................................  78
        Purchase Payments...........................................................................  78
        Confirming Transactions.....................................................................  78
        Processing Transactions.....................................................................  79
           By Telephone or Internet.................................................................  79
           Telephone and Computer Systems...........................................................  80
           After Your Death.........................................................................  80
           Abandoned Property Requirements..........................................................  80
           Misstatement.............................................................................  80
           Evidence of Survival.....................................................................  81
           Third Party Requests.....................................................................  81
           Suspension of Payments or Transfers......................................................  81
           Deferral of Payments or Transfers from the Fixed Account.................................  81
           Cybersecurity Risk.......................................................................  81
           Ownership................................................................................  82
    Advertising Performance.........................................................................  83
    Who Sells the Contracts.........................................................................  85
    Financial Statements............................................................................  86
Federal Tax Considerations..........................................................................  87
Legal Proceedings...................................................................................  97
Table of Contents for the Statement of Additional Information.......................................  98
Appendix A--Investment Option Legal and Marketing Names.............................................  99
Appendix B--Enhanced Dollar Cost Averaging Program ("EDCA") Example................................. 100
Appendix C--Optional Death Benefit Examples......................................................... 101
Appendix D--Guaranteed Withdrawal Benefit ("GWB") Examples.......................................... 104
Appendix E--Guaranteed Lifetime Withdrawal Benefit ("GLWB") Examples................................ 107

The Contracts are not intended to be offered anywhere that they may not be lawfully offered and sold. First MetLife Investors has not authorized any information or representations about the Contracts other than the information in this Prospectus, any supplements to this Prospectus or any supplemental sales material we authorize.

IMPORTANT TERMS YOU SHOULD KNOW

ACCOUNT VALUE

The total amount of all Purchase Payments allocated to the Separate Account and Fixed Account, adjusted by partial withdrawals, transfers, specified charges and expenses, the investment results of the Separate Account and interest credited to the Fixed Account.

ACCUMULATION UNIT

A unit of measure used to calculate the Account Value in an Investment Option of the Separate Account during the Accumulation Period.

ACCUMULATION UNIT VALUE

In the Contract, money paid-in or transferred into a Subaccount of the Separate Account is credited to You in the form of Accumulation Units for each Subaccount. We determine the value of these Accumulation Units as of the close of the Exchange (see definition below) each day the Exchange is open for regular trading. The Exchange usually closes at 4 p.m. Eastern Time but may close earlier or later. Each Subaccount invests in a corresponding underlying Investment Option, and the value of each Subaccount increases or decreases based on the investment performance of the corresponding underlying Investment Option. In addition to the investment performance of the Investment Option, the deduction of the Separate Account charge also affects a Subaccount's Accumulation Unit Value, as explained under "The Annuity Contract -- The Value of Your Investment."

ACCUMULATION PERIOD

The period of the Contract prior to the Annuity Date.

ANNUITANT

The natural person(s) on whose life Annuity Payments are based. You may change the Annuitant at any time prior to the Annuity Date unless an Owner is not a natural person. Any reference to Annuitant shall also include any Joint Annuitant under an Annuity Option. The Annuitant and Owner do not have to be the same person.

ANNUITY CALCULATION DATE

A Business Day no more than five (5) Business Days prior to the Annuity Date.

ANNUITY PAYMENTS

The series of payments made to the Owner or other named payee after the Annuity Date under the annuity option elected.

ANNUITY DATE

The date on which Annuity Payments begin.

ANNUITY PERIOD

The period starting on the Annuity Date during which Annuity Payments are payable.

ANNUITY SERVICE OFFICE

The office indicated on the Contract, or as otherwise directed by notice from us, to which Notices, requests and Purchase Payments must be sent. All sums payable by us under the Contract are payable through the Annuity Service Office.

ATTAINED AGE

The age of any Owner or Annuitant on his/her last birthday.

BENEFICIARY

The person(s) or entity(ies) You name to receive a death benefit payable under the Contract upon the death of the Owner or a Joint Owner, or in certain circumstances, an Annuitant.

BUSINESS DAY

Each day that the Exchange is open for business. The Separate Account will be valued each Business Day. A Business Day ends as of the close of regular trading on the Exchange.

CONTRACT

A Contract is the legal agreement between You and First MetLife Investors. This document contains relevant provisions of your flexible premium deferred variable annuity. First MetLife Investors issues Contracts for each of the annuities described in this Prospectus.

CONTRACT ANNIVERSARY

An anniversary of the Issue Date of the Contract.

CONTRACT YEAR

A one-year period starting on the Issue Date and on each Contract Anniversary thereafter.

EXCHANGE

In this Prospectus, the New York Stock Exchange is referred to as the "Exchange."

FIRST METLIFE INVESTORS

First MetLife Investors is First MetLife Investors Insurance Company (the "Company"), which is the company that issues the Contracts. Throughout this Prospectus, First MetLife Investors is also referred to as "we," "us" or "our."

FIXED ACCOUNT

A portion of the General Account into which You may allocate Purchase Payments or transfer Account Value. The Fixed Account does not share in the investment experience of any Subaccount of the Separate Account.

FIXED ANNUITY PAYMENTS

A series of payments made by us during the Annuity Period which we guarantee as to dollar amount. Fixed Annuity payments are made out of our General Account.

GENERAL ACCOUNT

All of our assets other than those in any segregated asset account.

GOOD ORDER

A request or transaction generally is considered in "Good Order" if it complies with our administrative procedures and the required information is complete and correct. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the requested transaction in writing (or, when permitted, by telephone or Internet) along with all forms, information and supporting legal documentation necessary to effect the transaction. This information and documentation generally includes to the extent applicable to the transaction: your completed application; your Contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Subaccount affected by the requested transaction; the signatures of all Contract Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to purchase payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If You have any questions, You should contact us or your registered representative before submitting the form or request.

INVESTMENT OPTION

Each Subaccount of the Separate Account invests in a corresponding Investment Option, each of which is a separate portfolio of the Metropolitan Fund, the Met Investors Fund or the American Funds(R).

ISSUE DATE

The date a Contract is issued.

JOINT OWNER

If there is more than one Contract Owner, each Contract Owner shall be a Joint Owner of the Contract.

NOTICE

Any form of communication providing information we need, either in a signed writing or another manner that we approve in advance. All Notices to us, or our designee, must be sent to our Annuity Service Office and received in Good Order. To be effective for a Business Day, a Notice must be received in Good Order prior to the end of that Business Day.

OWNER

The person(s) or entity(ies) entitled to the ownership rights under the Contract. If Joint Owners are named, all references to Owner shall mean Joint Owners. Throughout this Prospectus, referred to as "You" or "yours."

PURCHASE PAYMENT

Any amount paid to us under your Contract as consideration for the benefits it provides, less any premium and other taxes deducted upon receipt of a Purchase Payment. Throughout this Prospectus, Purchase Payments are also referred to as "premium."

SEPARATE ACCOUNT

A segregated asset account of the Company. Within this Prospectus, Separate Account refers to First MetLife Investors Variable Annuity Account One.

SUBACCOUNT

Subaccounts are investment divisions of the Separate Account, each of which invests exclusively in shares of a corresponding underlying Investment Option.

WITHDRAWAL CHARGE

The Withdrawal Charge is the amount we deduct from your Account Value, if You withdraw Purchase Payments prematurely from the Contract. This charge is often referred to as a deferred sales load or back-end sales load.

WITHDRAWAL VALUE

The Account Value less any applicable Withdrawal Charge, less any premium and other taxes, and less any applicable Annual Contract Fee.

   TABLE OF EXPENSES--[FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY]

       The following tables describe the fees and expenses You will pay when You buy, hold or withdraw amounts from your Contract. The first table describes charges You will pay at the time You purchase the Contract, make withdrawals from your Contract or make transfers between the Investment Options. State premium taxes may also be deducted. New York does not currently assess premium taxes on Purchase Payments. There are no fees for the Fixed Account or the Enhanced Dollar Cost Averaging Program ("EDCA Program").

   Table 1--Contract Owner Transaction Expenses

Sales Charge Imposed on Purchase Payments (1)                   None
--------------------------------------------------------------------
Withdrawal Charge (as a percentage of each
  Purchase Payment) (2)......................               Up to 8%
--------------------------------------------------------------------
Transfer Fee (3).............................                    $25
                                              $0 (First 12 per year)
--------------------------------------------------------------------

     The second set of tables describes the fees and expenses that You will bear periodically during the time You hold the Contract, but does not include fees and expenses for the Investment Options.

   Table 2(a)--Fees Deducted on Each Contract Anniversary

------------------------------------------------------------------------------
Annual Contract Fee (4)................................................. $[50]
------------------------------------------------------------------------------

   Table 2(b)--Annual Separate Account Charge
   (as a percentage of the average daily net asset value of each Subaccount of the Separate Account)

----------------------------------------------------------------
                                                 B CLASS R CLASS
                                                 ------- -------
  Mortality and Expense Charge.................. [0.85]% [0.75]%
----------------------------------------------------------------
  Administration Charge......................... [0.25]% [0.25]%
----------------------------------------------------------------
Total Separate Account Charge with Standard
  Death Benefit................................. [1.10]% [1.00]%
----------------------------------------------------------------

----------------------------------------------------------------
Death Benefit Rider Charges (Optional)
----------------------------------------------------------------
  Optional Death Benefit -- Return of Premium... [0.30]% [0.30]%
----------------------------------------------------------------
  Optional Death Benefit -- Annual Step-Up...... [0.55]% [0.55]%
----------------------------------------------------------------
----------------------------------------------------------------
Total Separate Account Charge including Highest
  Charges for Optional Death Benefits (5)....... [1.65]% [1.55]%
----------------------------------------------------------------

   Table 2(c)--Additional Optional Benefits

   Guaranteed Withdrawal Benefit (the "GWB")
   (as a percentage of the Total Guaranteed Withdrawal Amount) (6)

----------------------------------------------------------------------------------
GWB v1 -- maximum charge                                                    1.80%
----------------------------------------------------------------------------------
GWB v1 -- current charge                                                    0.90%
----------------------------------------------------------------------------------

   Guaranteed Lifetime Withdrawal Benefit (the "GLWB")
   (as a percentage of the Benefit Base) (7)

----------------------------------------------------------------------------------
GLWB -- maximum charge                                                      2.00%
----------------------------------------------------------------------------------
GLWB -- current charge                                                      1.20%
----------------------------------------------------------------------------------

  Notes

/1/ We may impose a sales charge to reimburse us for Contract sales expenses, including commissions and other distribution, promotion and acquisition expenses. First MetLife Investors is not currently charging a sales charge.

/2/ If an amount is determined to include the withdrawal of prior Purchase
    Payments, a Withdrawal Charge may apply. The charges on Purchase Payments for each class is calculated according to the following schedule:

   --------------------------------------------------------------------------
   NUMBER OF COMPLETE YEARS FROM RECEIPT OF PURCHASE PAYMENT  B CLASS R CLASS
   ---------------------------------------------------------  ------- -------
                       0.....................................   [7%      8%
   --------------------------------------------------------------------------
                       1.....................................    6%      8%
   --------------------------------------------------------------------------
                       2.....................................    6%      7%
   --------------------------------------------------------------------------
                       3.....................................    5%      6%
   --------------------------------------------------------------------------
                       4.....................................    4%      5%
   --------------------------------------------------------------------------
                       5.....................................    3%      4%
   --------------------------------------------------------------------------
                       6.....................................    2%      3%
   --------------------------------------------------------------------------
                       7.....................................    0%      2%
   --------------------------------------------------------------------------
                       8.....................................    0%      1%
   --------------------------------------------------------------------------
                       9 and thereafter......................    0%      0%]
   --------------------------------------------------------------------------

    There are times when the Withdrawal Charge does not apply. For example, You may always withdraw earnings without a Withdrawal Charge. You may also withdraw up to 10% of your total Purchase Payments without a Withdrawal Charge, less the free withdrawal amount previously withdrawn in the same Contract Year.

/3/ Excluding transfers resulting from our automated investment strategy or the EDCA Program, and in the event that twelve (12) transfers are made in a Contract Year, we may deduct a transfer fee of $25.00 for each additional transfer in such Contract Year. First MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

/4/ This fee is waived if the Account Value is $[75,000] or more. Regardless of the amount of your Account Value, the entire fee will be deducted if You take a total withdrawal of your Account Value during the Accumulation Period.

/5/ This charge is determined by adding the Mortality and Expense Charge, the Administration Charge and the Optional Death Benefit -- Annual Step-Up Charge.

/6/ On the Issue Date, the Total Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. The charge for the GWB is a percentage of the Total Guaranteed Withdrawal Amount, as later defined in this Prospectus. You do not pay this charge once You are in the Annuity Period of your Contract, or after your optional benefit terminates. The charges may increase upon an Automatic Annual Step-Up, but they will not exceed the maximum charges listed in this table. (See "Guaranteed Withdrawal Benefits" for more information.)

/7/ On the Issue Date, the Benefit Base is equal to your initial Purchase
    Payment. The Benefit Base is adjusted for subsequent Purchase Payments and may be adjusted for withdrawals. The charge for the GLWB is a percentage of the Benefit Base, as later defined in this Prospectus. You do not pay this charge once You are in the Annuity Period of your Contract, or after your optional benefit terminates. The charges may increase upon an Automatic Step-Up, but they will not exceed the maximum charges listed in this table. If, at the time your Contract was issued, the current charge for the optional benefit was equal to the maximum charge for the optional benefit, that charge will not increase upon an Automatic Step-Up. (See "Guaranteed Lifetime Withdrawal Benefit" for more information.)

     The next table shows the minimum and maximum total operating expenses charged by the Investment Options that you may pay periodically during the time that you own the Contract. Certain Investment Options may impose a redemption fee in the future. More detail concerning each Investment Option's fees and expenses is contained in the prospectuses for the
Investment Options and in the following tables.

        Minimum and Maximum Total Annual Investment Option Operating Expenses [to be updated by Amendment]

                                                                                     Minimum  Maximum
------------------------------------------------------------------------------------------------------
Total Annual Fund Operating Expenses (expenses that are deducted from Investment
Option assets, including management fees, distribution and/or service (12b-1) fees,
and other expenses)                                                                   0.52%    2.84%
------------------------------------------------------------------------------------------------------

       * The minimum Total Annual Investment Option Expenses shown in this table are the expenses of the MetLife Stock Index Portfolio for the year ended December 31, 2014, before any fee waiver or expense reimbursement arrangement. The Net Total Annual Investment Option Expenses of the MetLife Stock Index Portfolio are 0.51%.

       **The maximum Total Annual Investment Option Expenses shown in this table are the expenses of the PanAgora Global Diversified Risk Portfolio for the year ended December 31, 2014, before any fee waiver or expense reimbursement arrangement. The Net Total Annual Investment Option Expenses of the PanAgora Global Diversified Risk Portfolio are 1.32%.

        Investment Option Fees and Expenses [To Be updated by Amendment] (as a percentage of average daily net assets)

  AMERICAN FUNDS(R)--CLASS 2
                                                                       DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER
                                                                          AND/OR             FUND FEES  ANNUAL      AND/OR
                                                            MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE
Investment Option                                              FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT
-------------------------------------------------------------------------------------------------------------------------------
American Funds Global Small Capitalization Fund............    0.70%       0.25%      0.04%      --      0.99%         --
                                                                                                                 --------------
  MET INVESTORS FUND
                                                                       DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER
                                                                          AND/OR             FUND FEES  ANNUAL      AND/OR
                                                            MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE
Investment Option                                              FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT
-------------------------------------------------------------------------------------------------------------------------------
AB Global Dynamic Allocation Portfolio--Class B............    0.61%       0.25%      0.04%    0.02%     0.92%       0.02%
Allianz Global Investors Dynamic Multi-Asset Plus
  Portfolio--Class B.......................................    0.68%       0.25%      1.36%    0.01%     2.30%       1.09%
American Funds(R) Balanced Allocation Portfolio--Class C...    0.06%       0.55%        --     0.42%     1.03%         --
American Funds(R) Growth Allocation Portfolio--Class C.....    0.06%       0.55%      0.01%    0.43%     1.05%         --
American Funds(R) Growth Portfolio--Class C................      --        0.55%      0.02%    0.35%     0.92%         --
American Funds(R) Moderate Allocation Portfolio--Class C...    0.06%       0.55%      0.01%    0.40%     1.02%         --
AQR Global Risk Balanced Portfolio--Class B................    0.61%       0.25%      0.03%    0.02%     0.91%       0.02%
BlackRock Global Tactical Strategies Portfolio--Class B....    0.66%       0.25%      0.01%    0.11%     1.03%       0.03%
Clarion Global Real Estate Portfolio--Class B..............    0.59%       0.25%      0.05%      --      0.89%         --
ClearBridge Aggressive Growth Portfolio--Class B...........    0.55%       0.25%      0.02%      --      0.82%       0.01%
Harris Oakmark International Portfolio--Class B............    0.77%       0.25%      0.06%      --      1.08%       0.02%
Invesco Balanced-Risk Allocation Portfolio--Class B........    0.64%       0.25%      0.05%    0.03%     0.97%       0.03%
Invesco Mid Cap Value Portfolio--Class B...................    0.64%       0.25%      0.05%    0.04%     0.98%       0.02%
Invesco Small Cap Growth Portfolio--Class B................    0.84%       0.25%      0.03%      --      1.12%       0.01%
JPMorgan Core Bond Portfolio--Class B......................    0.55%       0.25%      0.02%      --      0.82%       0.13%
JPMorgan Global Active Allocation Portfolio--Class B.......    0.73%       0.25%      0.07%      --      1.05%       0.05%
JPMorgan Small Cap Value Portfolio--Class B................    0.77%       0.25%      0.05%    0.02%     1.09%       0.09%
Loomis Sayles Global Markets Portfolio--Class B............    0.70%       0.25%      0.08%      --      1.03%         --
Lord Abbett Bond Debenture Portfolio--Class B..............    0.51%       0.25%      0.04%      --      0.80%       0.01%
Met/Eaton Vance Floating Rate Portfolio--Class B...........    0.60%       0.25%      0.07%      --      0.92%         --
Met/Franklin Low Duration Total Return Portfolio --Class B.    0.49%       0.25%      0.04%      --      0.78%       0.02%
Met/Templeton International Bond Portfolio--Class B........    0.60%       0.25%      0.13%      --      0.98%         --
MetLife Asset Allocation 100 Portfolio--Class B............    0.07%       0.25%      0.01%    0.68%     1.01%         --
MetLife Balanced Plus Portfolio--Class B...................    0.25%       0.25%        --     0.42%     0.92%       0.00%
MetLife Multi-Index Targeted Risk Portfolio--Class B.......    0.18%       0.25%      0.03%    0.22%     0.68%         --
Met/Aberdeen Emerging Markets Equity Portfolio--Class B....    0.86%       0.25%      0.15%      --      1.26%       0.02%
MFS(R) Research International Portfolio--Class B...........    0.69%       0.25%      0.07%      --      1.01%       0.06%
                                                                                                                 --------------

  AMERICAN FUNDS(R)--CLASS 2
                                                            NET TOTAL
                                                             ANNUAL
                                                            OPERATING
Investment Option                                           EXPENSES
---------------------------------------------------------------------
American Funds Global Small Capitalization Fund............   0.99%
                                                            ---------
  MET INVESTORS FUND
                                                            NET TOTAL
                                                             ANNUAL
                                                            OPERATING
Investment Option                                           EXPENSES
---------------------------------------------------------------------
AB Global Dynamic Allocation Portfolio--Class B............   0.90%
Allianz Global Investors Dynamic Multi-Asset Plus
  Portfolio--Class B.......................................   1.21%
American Funds(R) Balanced Allocation Portfolio--Class C...   1.03%
American Funds(R) Growth Allocation Portfolio--Class C.....   1.05%
American Funds(R) Growth Portfolio--Class C................   0.92%
American Funds(R) Moderate Allocation Portfolio--Class C...   1.02%
AQR Global Risk Balanced Portfolio--Class B................   0.89%
BlackRock Global Tactical Strategies Portfolio--Class B....   1.00%
Clarion Global Real Estate Portfolio--Class B..............   0.89%
ClearBridge Aggressive Growth Portfolio--Class B...........   0.81%
Harris Oakmark International Portfolio--Class B............   1.06%
Invesco Balanced-Risk Allocation Portfolio--Class B........   0.94%
Invesco Mid Cap Value Portfolio--Class B...................   0.96%
Invesco Small Cap Growth Portfolio--Class B................   1.11%
JPMorgan Core Bond Portfolio--Class B......................   0.69%
JPMorgan Global Active Allocation Portfolio--Class B.......   1.00%
JPMorgan Small Cap Value Portfolio--Class B................   1.00%
Loomis Sayles Global Markets Portfolio--Class B............   1.03%
Lord Abbett Bond Debenture Portfolio--Class B..............   0.79%
Met/Eaton Vance Floating Rate Portfolio--Class B...........   0.92%
Met/Franklin Low Duration Total Return Portfolio --Class B.   0.76%
Met/Templeton International Bond Portfolio--Class B........   0.98%
MetLife Asset Allocation 100 Portfolio--Class B............   1.01%
MetLife Balanced Plus Portfolio--Class B...................   0.92%
MetLife Multi-Index Targeted Risk Portfolio--Class B.......   0.68%
Met/Aberdeen Emerging Markets Equity Portfolio--Class B....   1.24%
MFS(R) Research International Portfolio--Class B...........   0.95%
                                                            ---------

                                                                DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER   NET TOTAL
                                                                   AND/OR             FUND FEES  ANNUAL      AND/OR      ANNUAL
                                                     MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE    OPERATING
Investment Option                                       FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT EXPENSES
---------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Mid Cap Growth Portfolio--Class B....    0.64%       0.25%      0.05%      --      0.94%       0.01%       0.93%
Oppenheimer Global Equity Portfolio--Class B........    0.66%       0.25%      0.08%      --      0.99%       0.06%       0.93%
PanAgora Global Diversified Risk Portfolio--Class B.    0.65%       0.25%      1.92%    0.02%     2.84%       1.52%       1.32%
PIMCO Inflation Protected Bond Portfolio--Class B...    0.47%       0.25%      0.09%      --      0.81%       0.01%       0.80%
PIMCO Total Return Portfolio--Class B...............    0.48%       0.25%      0.03%      --      0.76%       0.04%       0.72%
Pioneer Strategic Income Portfolio--Class E.........    0.56%       0.15%      0.06%      --      0.77%         --        0.77%
Pyramis(R) Government Income Portfolio--Class B.....    0.42%       0.25%      0.04%      --      0.71%         --        0.71%
Pyramis(R) Managed Risk Portfolio--Class B..........    0.45%       0.25%      0.08%    0.56%     1.34%       0.12%       1.22%
Schroders Global Multi-Asset Portfolio--Class B.....    0.64%       0.25%      0.10%    0.04%     1.03%         --        1.03%
SSGA Growth and Income ETF Portfolio--Class B.......    0.30%       0.25%      0.01%    0.22%     0.78%         --        0.78%
SSGA Growth ETF Portfolio--Class B..................    0.31%       0.25%      0.03%    0.24%     0.83%         --        0.83%
T. Rowe Price Mid Cap Growth Portfolio--Class B.....    0.75%       0.25%      0.03%      --      1.03%         --        1.03%
WMC Large Cap Research Portfolio--Class B...........    0.57%       0.25%      0.03%      --      0.85%       0.05%       0.80%
                                                                                                          -----------------------

  METROPOLITAN FUND--CLASS B
                                                                  DISTRIBUTION          ACQUIRED    TOTAL    FEE WAIVER
                                                                     AND/OR             FUND FEES  ANNUAL      AND/OR
                                                       MANAGEMENT   SERVICE     OTHER      AND    OPERATING    EXPENSE
Investment Option                                         FEE     (12B-1) FEES EXPENSES EXPENSES  EXPENSES  REIMBURSEMENT
--------------------------------------------------------------------------------------------------------------------------
Baillie Gifford International Stock Portfolio.........    0.79%       0.25%      0.08%      --      1.12%       0.12%
Barclays Aggregate Bond Index Portfolio...............    0.25%       0.25%      0.03%      --      0.53%       0.00%
BlackRock Bond Income Portfolio.......................    0.32%       0.25%      0.03%      --      0.60%       0.00%
BlackRock Capital Appreciation Portfolio..............    0.69%       0.25%      0.02%      --      0.96%       0.06%
BlackRock Large Cap Value Portfolio...................    0.63%       0.25%      0.02%      --      0.90%       0.03%
BlackRock Money Market Portfolio......................    0.34%       0.25%      0.03%      --      0.62%       0.02%
Frontier Mid Cap Growth Portfolio.....................    0.71%       0.25%      0.05%      --      1.01%       0.01%
Jennison Growth Portfolio.............................    0.59%       0.25%      0.03%      --      0.87%       0.08%
Loomis Sayles Small Cap Core Portfolio................    0.90%       0.25%      0.06%    0.07%     1.28%       0.08%
Met/Artisan Mid Cap Value Portfolio...................    0.81%       0.25%      0.03%      --      1.09%         --
Met/Dimensional International Small Company Portfolio.    0.81%       0.25%      0.17%      --      1.23%       0.01%
MetLife Asset Allocation 20 Portfolio.................    0.09%       0.25%      0.03%    0.52%     0.89%       0.02%
MetLife Asset Allocation 40 Portfolio.................    0.06%       0.25%        --     0.56%     0.87%         --
MetLife Asset Allocation 60 Portfolio.................    0.05%       0.25%        --     0.60%     0.90%         --
MetLife Asset Allocation 80 Portfolio.................    0.05%       0.25%      0.01%    0.65%     0.96%         --
MetLife Mid Cap Stock Index Portfolio.................    0.25%       0.25%      0.05%    0.01%     0.56%       0.00%
MetLife Stock Index Portfolio.........................    0.25%       0.25%      0.02%      --      0.52%       0.01%
MFS(R) Total Return Portfolio.........................    0.55%       0.25%      0.05%      --      0.85%         --
                                                                                                            --------------

  METROPOLITAN FUND--CLASS B
                                                       NET TOTAL
                                                        ANNUAL
                                                       OPERATING
Investment Option                                      EXPENSES
----------------------------------------------------------------
Baillie Gifford International Stock Portfolio.........   1.00%
Barclays Aggregate Bond Index Portfolio...............   0.53%
BlackRock Bond Income Portfolio.......................   0.60%
BlackRock Capital Appreciation Portfolio..............   0.90%
BlackRock Large Cap Value Portfolio...................   0.87%
BlackRock Money Market Portfolio......................   0.60%
Frontier Mid Cap Growth Portfolio.....................   1.00%
Jennison Growth Portfolio.............................   0.79%
Loomis Sayles Small Cap Core Portfolio................   1.20%
Met/Artisan Mid Cap Value Portfolio...................   1.09%
Met/Dimensional International Small Company Portfolio.   1.22%
MetLife Asset Allocation 20 Portfolio.................   0.87%
MetLife Asset Allocation 40 Portfolio.................   0.87%
MetLife Asset Allocation 60 Portfolio.................   0.90%
MetLife Asset Allocation 80 Portfolio.................   0.96%
MetLife Mid Cap Stock Index Portfolio.................   0.56%
MetLife Stock Index Portfolio.........................   0.51%
MFS(R) Total Return Portfolio.........................   0.85%
                                                       ---------

                                                               DISTRIBUTION          ACQUIRED   TOTAL    FEE WAIVER   NET TOTAL
                                                                  AND/OR               FUND    ANNUAL      AND/OR      ANNUAL
                                                    MANAGEMENT   SERVICE     OTHER   FEES AND OPERATING    EXPENSE    OPERATING
Investment Option                                      FEE     (12B-1) FEES EXPENSES EXPENSES EXPENSES  REIMBURSEMENT EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
MFS(R) Value Portfolio.............................    0.70%       0.25%      0.02%      --     0.97%       0.14%       0.83%
MSCI EAFE(R) Index Portfolio.......................    0.30%       0.25%      0.10%    0.01%    0.66%       0.00%       0.66%
Neuberger Berman Genesis Portfolio.................    0.80%       0.25%      0.03%      --     1.08%       0.00%       1.08%
Russell 2000(R) Index Portfolio....................    0.25%       0.25%      0.07%    0.05%    0.62%       0.01%       0.61%
T. Rowe Price Large Cap Growth Portfolio...........    0.60%       0.25%      0.03%      --     0.88%       0.02%       0.86%
T. Rowe Price Small Cap Growth Portfolio...........    0.47%       0.25%      0.04%      --     0.76%         --        0.76%
Van Eck Global Natural Resources Portfolio.........    0.78%       0.25%      0.03%      --     1.06%       0.01%       1.05%
Western Asset Management U.S. Government Portfolio.    0.47%       0.25%      0.02%      --     0.74%       0.01%       0.73%
WMC Core Equity Opportunities Portfolio............    0.70%       0.25%      0.03%      --     0.98%       0.11%       0.87%
                                                                                                        -----------------------

The information shown in the table above was provided by the Investment Options and we have not independently verified that information. Net Total Annual Operating Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Option's [April/May __, 2016] prospectus. "0.00%" in the Fee Waiver and/or Expense Reimbursement column indicates that there is such an arrangement in effect for the Investment Option, but that the expenses of the Investment Option are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Option's board of directors or trustees, are not shown.

Certain Investment Options that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Option invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

  EXAMPLES [TO BE UPDATED BY AMENDMENT]
  These Examples are intended to help You compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Annual Contract Fees, if any, Separate Account charges and underlying Investment Option fees and expenses.
  Examples 1 and 2 assume You purchased the Contract with optional benefits that result in the highest possible combination of charges.
   Example 1 relates to the purchase of the Contract with the B Class and Example 2 relates to the purchase of the Contract with the R Class.
  Examples 3 and 4 assume You purchased the Contract with no optional benefits that result in the least expensive combination of charges.
   Example 3 relates to the purchase of the Contract with the B Class and Example 4 relates to the purchase of the Contract with the R Class.
  Example 1. This example shows the dollar amount of expenses that You would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  YOU SELECT THE B CLASS;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account or EDCA Program;
 . You bear the minimum or maximum fees and expenses of any of the Investment Options (see "Table 3--Investment Option Operating Expenses");
 .  You paid the Annual Contract Fee;
 .  the underlying Investment Option earns a 5% annual return;
 . You select the GLWB and assume that You elect the Optional Step-Up feature and as a result the charge increases to 2.00%, which is the maximum charge permitted; and
 .  You select the optional Annual Step-Up Death Benefit.

  You fully surrender your Contract, with applicable Withdrawal Charges deducted.

                                                                             1      3     5    10
                                                                            YEAR  YEARS YEARS YEARS
---------------------------------------------------------------------------------------------------
Maximum.................................................................... $[  ] $[  ] $[  ] $[  ]
Minimum.................................................................... $[  ] $[  ] $[  ] $[  ]

    You do not surrender your Contract or You elect to annuitize (elect an annuity option with an Annuity Payment type under which You receive
    Annuity Payments over your lifetime) (no Withdrawal Charges would be deducted).

                                                                             1      3     5    10
                                                                            YEAR  YEARS YEARS YEARS
---------------------------------------------------------------------------------------------------
Maximum.................................................................... $[  ] $[  ] $[  ] $[  ]
Minimum.................................................................... $[  ] $[  ] $[  ] $[  ]

  Example 2. This example shows the dollar amount of expenses that You would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  YOU SELECT THE R CLASS;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account or the EDCA Program;
 . You bear the minimum or maximum fees and expenses of any of the Investment Options (see "Table 3--Investment Option Operating Expenses");
 .  You paid the Annual Contract Fee;
 .  the underlying Investment Option earns a 5% annual return;
 . You select the GLWB and assume that You elect the Optional Step-Up feature and as a result the charge increases to 2.00%, which is the maximum charge permitted; and
 .  You select the optional Annual Step-Up Death Benefit.

  You fully surrender your Contract with applicable Withdrawal Charges deducted.

                                                                             1      3     5    10
                                                                            YEAR  YEARS YEARS YEARS
---------------------------------------------------------------------------------------------------
Maximum.................................................................... $[  ] $[  ] $[  ] $[  ]
Minimum.................................................................... $[  ] $[  ] $[  ] $[  ]

  You do not surrender your Contract or You elect to annuitize (elect a annuity option with an Annuity Payment type under which You receive Annuity Payments over your life time) (no Withdrawal Charges would be deducted).

                                                                             1      3     5    10
                                                                            YEAR  YEARS YEARS YEARS
---------------------------------------------------------------------------------------------------
Maximum.................................................................... $[  ] $[  ] $[  ] $[  ]
Minimum.................................................................... $[  ] $[  ] $[  ] $[  ]

  Example 3. This example shows the dollar amount of expenses that You would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower:
  Assumptions:
 .  YOU SELECT THE B CLASS;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account or EDCA Program;
 . You bear the minimum or maximum fees and expenses of any of the Investment Options (see "Table 3--Investment Option Operating Expenses");
 .  You pay the Annual Contract Fee;
 . the underlying Investment Option earns a 5% annual return; and . You purchased the Contract with no optional benefits.

  You fully surrender your Contract, with applicable Withdrawal Charges deducted.

                                                                             1      3     5    10
                                                                            YEAR  YEARS YEARS YEARS
---------------------------------------------------------------------------------------------------
Maximum.................................................................... $[  ] $[  ] $[  ] $[  ]
Minimum.................................................................... $[  ] $[  ] $[  ] $[  ]

  You do not surrender your Contract or You elect to annuitize (elect an annuity option with an Annuity Payment type under which You receive Annuity Payments over your lifetime) (no Withdrawal Charges would be deducted).

                                                                 1      3     5    10
                                                                YEAR  YEARS YEARS YEARS
---------------------------------------------------------------------------------------
Maximum........................................................ $[  ] $[  ] $[  ] $[  ]
Minimum........................................................ $[  ] $[  ] $[  ] $[  ]

  Example 4. This example shows the dollar amount of expenses that You would bear directly or indirectly on a $10,000 investment for the time periods indicated. Your actual costs may be higher or lower.
  Assumptions:
 .  YOU SELECT THE R CLASS;
 .  reimbursement and/or waiver of expenses was not in effect;
 .  there was no allocation to the Fixed Account or the EDCA Program;
 . You bear the minimum or maximum fees and expenses of any of the Investment Options (see "Table 3--Investment Option Operating Expenses");
 .  You pay the Annual Contract Fee;
 . the underlying Investment Option earns a 5% annual return; and . You purchased the Contract with no optional benefits.

  You fully surrender your Contract with applicable Withdrawal Charges deducted.

                                                                        1      3     5    10
                                                                       YEAR  YEARS YEARS YEARS
----------------------------------------------------------------------------------------------
Maximum............................................................... $[  ] $[  ] $[  ] $[  ]
Minimum............................................................... $[  ] $[  ] $[  ] $[  ]

  You do not surrender your Contract or You elect to annuitize (elect an annuity option with an Annuity Payment type under which You receive Annuity Payments over your life time) (no Withdrawal Charges would be deducted).

                                                                        1      3     5    10
                                                                       YEAR  YEARS YEARS YEARS
----------------------------------------------------------------------------------------------
Maximum............................................................... $[  ] $[  ] $[  ] $[  ]
Minimum............................................................... $[  ] $[  ] $[  ] $[  ]

  Condensed financial information (Accumulation Unit Value information) is not
  available because the Contract was not offered for sale prior to [      ],
  and therefore there are no Accumulation Units outstanding as of the date of this Prospectus.

FIRST METLIFE INVESTORS

     First MetLife Investors is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

First MetLife Investors is presently licensed to do business only in the State of New York.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

       We have established a Separate Account, First MetLife Investors Variable Annuity Account One, to hold the assets that underlie the Contracts. Our Board of Directors adopted a resolution to establish the Separate
Account under New York insurance law on December 31, 1992. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). The Separate Account is divided into Investment Subdivisions called Subaccounts.

The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, the Separate Account assets, which are equal to reserves and other liabilities of your Contract and those of other owners who have an interest in the Separate Account, will not be charged with liabilities arising out of any other business we may do. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts issued from this Separate Account without regard to our other business.

Assets of the Separate Account are valued at their market value in accordance with our procedures.

We may transfer assets of the Separate Account to another account, and modify the structure or operation of the Separate Account, subject to obtaining any necessary regulatory approvals. If we do so, we guarantee that such modification will not affect your Account Value.

We are obligated to pay all money we owe under the Contracts--such as death benefits and Annuity Payments--even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our General Account. Any amount under any optional death benefit that exceeds the assets in the Separate Account are also paid from our General Account. Benefit amounts paid from the General Account are subject to the financial strength and claims paying ability of the Company and our long term ability to make such payments, and are not guaranteed by any other party. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our General Account. First MetLife Investors is regulated as an insurance company under state law, which includes, generally, limits on the amount and type of investments in its General Account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.

The investment managers to certain of the Investment Options offered with the Contracts or with other variable annuity contracts issued through the Separate Account may be regulated as commodity pool operators. While it does not concede that the Separate Account is a commodity pool, the Company has claimed an exemption from the definition of the term "commodity pool operator" under the Commodities Exchange Act ("CEA"), and is not subject to registration or regulation as a commodity pool operator under the CEA.

VARIABLE ANNUITIES

    This Prospectus describes a type of variable annuity, a flexible premium deferred variable annuity. This Prospectus describes all the material features of the Contract. These annuities are "variable" because the value of your account varies based on the investment performance of the Investment Options You choose. In short, the value of your Contract may go up or down. Since the investment performance is not guaranteed, your money is at risk. The degree of risk will depend on the Investment Options You select. The Accumulation Unit Value for each Subaccount rises or falls based on the investment performance (or "experience") of the Investment Option with the same name. First MetLife Investors and its affiliates also offer other annuities not described in this Prospectus.

The Contracts have a fixed interest rate option called the "Fixed Account." The Fixed Account is part of our General Account and offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your Contract is issued but will not be less than [1%]. Your registered representative can tell you the current and minimum interest rates that apply. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, as amended, and neither the Fixed Account nor our General Account has been registered as an investment company under the 1940 Act. We guarantee the amount of your Fixed Annuity Payments. All guarantees as to Purchase Payments or Account Value allocated to the Fixed Account, interest credited to the Fixed Account and Fixed Annuity Payments are subject to our financial strength and claims-paying ability.

REPLACEMENT OF ANNUITY CONTRACTS

EXCHANGE PROGRAMS: From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the Contract offered by this Prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this Contract, an existing Contract is eligible for exchange if a withdrawal from, or surrender of, the Contract would not trigger a Withdrawal Charge. The Account Value of this Contract attributable to the exchanged assets will not be subject to any Withdrawal Charge or be eligible for the EDCA Program. Any additional Purchase Payments contributed to the new Contract will be subject to all fees and charges, including the Withdrawal Charge described in this Prospectus. You should carefully consider whether an exchange is appropriate for You by comparing the death benefits, living benefits and other guarantees provided by the Contract You currently own to the benefits and guarantees that would be provided by the new Contract offered in this Prospectus. Then You should compare the fees and charges (E.G., the death benefit charges, the living benefit charges and the Separate Account charge) of your current Contract to the fees and charges of the new Contract, which may be higher than your current Contract. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for Federal income tax purposes; however, You should consult your tax adviser before making any such exchange.

OTHER EXCHANGES: Generally, You can exchange one variable annuity Contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code (the "Code"). Before making an exchange You should compare both annuities carefully. If You exchange another annuity for the one described in this Prospectus, unless the exchange occurs under one of our exchange programs described above, You might have to pay a Withdrawal Charge on your old annuity, and there will be a new Withdrawal Charge period for this Contract. Other charges may be higher (or lower) and the benefits may be different.

Also, because we will not issue the Contract until we have received the initial Purchase Payment from your existing insurance company, the issuance of the Contract may be delayed. Generally, it is not advisable to purchase a Contract as a replacement for an existing variable annuity Contract. Before You exchange another annuity for our Contract, ask your registered representative whether the exchange would be advantageous, given the features, benefits and charges.

THE ANNUITY CONTRACT

   This Prospectus describes the following Contracts under which You can accumulate money:


  .   Non-Qualified

  .   Traditional IRAs (Individual Retirement Annuities)

  .   Roth IRAs (Roth Individual Retirement Annuities)

  .   SEP

  .   SIMPLE IRA (SIMPLE Individual Retirement Annuities)

    You accumulate money in your account during the Accumulation Period by making one or more Purchase Payments. First MetLife Investors will hold your money and credit investment returns as long as the money remains in your account.

ALL IRAS RECEIVE TAX DEFERRAL UNDER THE CODE. THERE ARE NO ADDITIONAL TAX BENEFITS FROM FUNDING AN IRA WITH A CONTRACT. THEREFORE, THERE SHOULD BE REASONS OTHER THAN TAX DEFERRAL FOR ACQUIRING THE CONTRACT, SUCH AS THE AVAILABILITY OF A GUARANTEED INCOME FOR LIFE, THE DEATH BENEFITS OR THE OTHER OPTIONAL BENEFITS AVAILABLE UNDER THIS CONTRACT.

This Prospectus describes all the material features of the Contract.

A Contract consists of two phases: the "pay-in" phase or Accumulation Period and the "pay-out" phase or Annuity Period. The Annuity Period begins when You elect to have us pay You "income" payments or Annuity Payments using the money in your account. The number and the amount of the Annuity Payments You receive will depend on such things as the type of annuity option You choose (I.E., fixed annuity payments vs. variable annuity payments, if available), your investment choices and the amount used to provide your Annuity Payments. Because Contracts offer the insurance benefit of Annuity Payment options, including our guarantee of income for your lifetime, they are "annuities." Currently, only Fixed Annuity Payments are available under the Contract. In the future we may make a variable annuity payment option available as an additional annuity payment option or instead of the Fixed Annuity Payment option.

The Contract is offered in several variations, which we call "classes." Each class offers You the ability to choose certain features (see "Classes of the Contract" below). We reserve the right to offer through this Prospectus one or more new classes of the Contract; discontinue offering any class of the Contract; and to resume offering an inactive class at any time. The Contract also offers You the opportunity to choose optional benefits ("riders"), each for a charge in addition to the Separate Account charge with the Standard Death Benefit for that class. In deciding what class of the Contract to purchase, You should consider the amount of Separate Account charges and Withdrawal Charges You are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, You should consider the desirability of the benefit relative to its additional cost and to your needs. These optional benefits are:

..   an optional Return of Premium Death Benefit;

..   an optional Annual Step-Up Death Benefit;

..   an optional GWB living benefit; and

..   an optional GLWB living benefit.

Each of these optional benefits is described in more detail later in this Prospectus. The availability of optional benefits and features of optional benefits may vary by Issue Date. Additionally, we reserve the right to offer through this Prospectus other optional benefits with this Contract that are not currently being offered, and the right to discontinue offering any current or future optional benefit with this Contract.

We may restrict the investment choices available to You if You select certain optional benefits. These restrictions are intended to reduce the risk of investment losses which could require the Company to use its General Account assets to pay amounts due under the selected optional benefit.

In the future, we may change the investment choices that are available to You if You select certain optional benefits. If You elect an optional benefit and we later remove an investment choice from the group of investment choices available under that optional benefit, You will not be required to reallocate Purchase Payments or Account Value that You had previously allocated to that investment choice. However, You may not be able to allocate new Purchase Payments or transfer Account Value to that investment choice.

If You choose the GWB v1, we require You to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GWB v1" until the optional benefit terminates.

If You choose the GLWB, we require You to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GLWB" until the optional benefit terminates.

Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your Contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the Prospectus describing such benefits and guarantees.

NON-NATURAL PERSONS AS OWNERS OR BENEFICIARIES. If the Owner of a non-qualified annuity Contract is not a natural person (e.g., is a corporation, partnership, or a trust other than a trust that holds the Contract as agent for a natural person), gains under the Contract are generally not eligible for tax deferral. The Owner of this Contract can be a natural person or, subject to our administrative procedures, a corporation or other legal entity we approve. The Owner of this Contract, if held by or for the benefit of a natural person, can also be a Beneficiary of a deceased person's Contract that is an IRA or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The Contract is not available to corporations or other legal entities to fund a qualified or non-qualified retirement plan except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Code may purchase the Contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.

INACTIVE CONTRACT

We may terminate your Contract by paying You the Account Value in one sum if, prior to the Annuity Date, (i) you do not make a Purchase Payment for three (3) consecutive Contract Years; (ii) the total amount of Purchase Payments made, less any partial withdrawals, is less than the minimum Account Value required as shown on your Contract or any lower amount required by federal tax laws; and
(iii) the Account Value on or after the end of such three (3) year period is less than the minimum Account Value required as shown on your Contract. Accordingly, no Contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SIMPLE IRA, SEP or other Qualified Contract. We will not terminate any Contract that includes the GWB v1, GLWB or a guaranteed death benefit if at the time the termination would otherwise occur, the RGWA of the GWB v1, the Benefit Base of the GLWB or the guaranteed amount under any death benefit is greater than the Account Value. For all other Contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.

Our termination of your Contract under this provision may subject You to potential taxes and penalties applicable to certain annuity distributions. You should consult a tax adviser for information and advice applicable to your situation.

We will give You sixty (60) days' notice to make a Purchase Payment before we take any action.

CONTRACTS WITH NO ACCOUNT VALUE

IF YOUR ACCOUNT VALUE IS REDUCED TO ZERO, EVEN IF SUCH REDUCTION IS DUE SOLELY TO DEDUCTION OF FEES AND CHARGES, WE HAVE THE RIGHT TO TERMINATE YOUR CONTRACT, INCLUDING ALL DEATH BENEFITS, ENDORSEMENTS AND, IF APPLICABLE, OPTIONAL RIDERS. If this occurs, You will be paid any benefits due to You under any optional living benefit rider. See "Living Benefits" below.

CLASSES OF THE CONTRACT

The Contract allows You to select from two different charge structures, each referred to as a class, based on your specific situation. Each class imposes Withdrawal Charges over varying Withdrawal Charge periods, and varying levels of asset-based Separate Account charges and minimum Purchase Payment requirements. Certain optional benefits may not be available to all classes. Depending on your expectations and preferences, You can choose the class that best meets your needs. For example, a class with a shorter Withdrawal Charge period, such as the B Class, provides more flexibility and may be appropriate for shorter-term investors. However, You will pay a higher Separate Account charge for such flexibility. Alternatively, a class with a longer Withdrawal Charge period and lower Separate Account charge, such as the R Class, may be more appropriate for a longer-term investor. Your registered representative can help You decide which class is best for You. Although we offer multiple classes of the Contract, You may not transfer any part or all of the Account Value of your Contract between different classes.

WE RESERVE THE RIGHT TO OFFER THROUGH THIS PROSPECTUS ONE OR MORE NEW CLASSES OF THE CONTRACT; DISCONTINUE OFFERING ANY CLASS OF THE CONTRACT; AND TO RESUME OFFERING AN INACTIVE CLASS AT ANY TIME.

The classes of Contracts currently available to You are:

B CLASS

The B Class has a [1.10]% annual Separate Account charge with the Standard Death Benefit and a declining seven (7) year Withdrawal Charge on each Purchase Payment. If You choose an optional death benefit, the Separate Account charge will be as follows:

    Optional Death Benefit       Separate Account Charge
-------------------------------- -----------------------
Return of Premium Death Benefit          [1.40]%
--------------------------------------------------------
Annual Step-Up Death Benefit             [1.65]%
--------------------------------------------------------

R CLASS

The R Class has a [1.00]% annual Separate Account charge with the Standard Death Benefit and a declining nine (9) year Withdrawal Charge on each Purchase Payment. If You choose an optional death benefit, the Separate Account charge will be as follows:

    Optional Death Benefit       Separate Account Charge
-------------------------------- -----------------------
Return of Premium Death Benefit          [1.30]%
--------------------------------------------------------
Annual Step-Up Death Benefit             [1.55]%
--------------------------------------------------------

YOUR INVESTMENT CHOICES

The Metropolitan Fund, the Met Investors Fund and the American Funds(R) and each of their Investment Options are more fully described in their respective prospectuses and SAIs. The prospectuses and SAIs are available upon your request by calling us or writing to us at the phone number or address below.

                           First MetLife Investors
                           Insurance Company
                           Attn: Fulfillment Unit -
                           [Flexible Premium
                           Deferred Variable Annuity]
                           P O Box 10342
                           Des Moines, IA 50306-0342
                           (800) 343-8496

You can also obtain information about the Investment Options (including a copy of the SAI) by accessing the SEC's website at http://www.sec.gov. The Metropolitan Fund, the Met Investors Fund and the American Funds(R) prospectuses will accompany or precede the delivery of your Contract. You should read these prospectuses carefully before making purchase payments to the Investment Options. All of the classes of shares available to the Contracts, Class B of the Metropolitan Fund, Class B of the Met Investors Fund (except for the American Funds(R) Balanced Allocation, American Funds(R) Bond, American Funds(R) Growth Allocation, American Funds(R) Growth and American Funds(R) Moderate Allocation Portfolio, which are Class C, and the Pioneer Strategic Income Portfolio, which is Class E), impose a 12b-1 Plan fee.

The investment choices are listed in alphabetical order below (based upon the Investment Options' legal names). (See "Appendix A -- Investment Option Legal and Marketing Names.") We may add additional Investment Options. You may be permitted to transfer all or a portion of your Account Value to the additional Investment Option(s). However, the right to make any transfer is limited as described in your Contract and will be subject to any terms and conditions in effect at the time of transfer. If the shares of any of the Investment Options become unavailable for investment by the Separate Account, or we deem further investment in these shares inappropriate, we may prohibit or otherwise limit further purchase of such shares, subject to obtaining any necessary regulatory approvals.

The Investment Options generally offer the opportunity for greater returns over the long term than our Fixed Account. You should understand that each Investment Option incurs its own risk, which will be dependent upon the investment decisions made by the respective Investment Option's investment manager. Furthermore, the name of an Investment Option may not be indicative of all the investments held by the Investment Option. The degree of investment risk You assume will depend on the Investment Options You choose. While the Subaccounts and their comparably named Investment Options may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these Subaccounts and Investment Options are not those mutual funds. The Investment Option most likely will not have the same performance experience as any publicly available mutual fund. Since your Account Value allocated to the Investment Options is subject to the risks associated with investing in stocks and bonds, your Account Value may go down as well as up.

Each Investment Option has different investment objectives and risks. The Investment Option prospectuses contain more detailed information on each Investment Option's investment strategy, investment managers and its fees. You may obtain an Investment Option prospectus by calling us or through your registered representative. We do not guarantee the investment results of the Investment Options.

The current Investment Options are listed below, along with their investment manager and any sub-investment manager.

                         [To be updated by Amendment]

                                                                                    INVESTMENT MANAGER/SUB-INVESTMENT
INVESTMENT OPTION                         INVESTMENT OBJECTIVE                      MANAGER
-----------------                         --------------------                      -------
                                                   MET INVESTORS FUND
AB GLOBAL DYNAMIC ALLOCATION PORTFOLIO*   SEEKS CAPITAL APPRECIATION AND CURRENT    METLIFE ADVISERS, LLC
                                          INCOME.                                   SUB-INVESTMENT MANAGER:
                                                                                    ALLIANCEBERNSTEIN L.P.
ALLIANZ GLOBAL INVESTORS DYNAMIC          SEEKS TOTAL RETURN.                       METLIFE ADVISERS, LLC
MULTI-ASSET PLUS PORTFOLIO*                                                         SUB-INVESTMENT MANAGER: ALLIANZ GLOBAL
                                                                                    INVESTORS U.S. LLC
AMERICAN FUNDS(R) BALANCED ALLOCATION     SEEKS A BALANCE BETWEEN A HIGH LEVEL OF   METLIFE ADVISERS, LLC
PORTFOLIO+                                CURRENT INCOME AND GROWTH OF CAPITAL,
                                          WITH A GREATER EMPHASIS ON GROWTH OF
                                          CAPITAL.
AMERICAN FUNDS(R) GROWTH ALLOCATION       SEEKS GROWTH OF CAPITAL.                  METLIFE ADVISERS, LLC
PORTFOLIO
AMERICAN FUNDS(R) GROWTH PORTFOLIO        SEEKS TO ACHIEVE GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC; CAPITAL RESEARCH
                                                                                    AND MANAGEMENT COMPANY
AMERICAN FUNDS(R) MODERATE ALLOCATION     SEEKS A HIGH TOTAL RETURN IN THE FORM     METLIFE ADVISERS, LLC
PORTFOLIO+                                OF INCOME AND GROWTH OF CAPITAL, WITH A
                                          GREATER EMPHASIS ON INCOME.
AQR GLOBAL RISK BALANCED PORTFOLIO*       SEEKS TOTAL RETURN.                       METLIFE ADVISERS, LLC
                                                                                    SUB-INVESTMENT MANAGER: AQR CAPITAL
                                                                                    MANAGEMENT, LLC
BLACKROCK GLOBAL TACTICAL STRATEGIES      SEEKS CAPITAL APPRECIATION AND CURRENT    METLIFE ADVISERS, LLC
PORTFOLIO*                                INCOME.                                   SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                    FINANCIAL MANAGEMENT, INC.
CLARION GLOBAL REAL ESTATE PORTFOLIO      SEEKS TOTAL RETURN THROUGH INVESTMENT     METLIFE ADVISERS, LLC
                                          IN REAL ESTATE SECURITIES, EMPHASIZING    SUB-INVESTMENT MANAGER: CBRE CLARION
                                          BOTH CAPITAL APPRECIATION AND CURRENT     SECURITIES LLC
                                          INCOME.
CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO   SEEKS CAPITAL APPRECIATION.               METLIFE ADVISERS, LLC
                                                                                    SUB-INVESTMENT MANAGER: CLEARBRIDGE
                                                                                    INVESTMENTS, LLC
HARRIS OAKMARK INTERNATIONAL PORTFOLIO    SEEKS LONG-TERM CAPITAL APPRECIATION.     METLIFE ADVISERS, LLC
                                                                                    SUB-INVESTMENT MANAGER: HARRIS
                                                                                    ASSOCIATES L.P.
INVESCO BALANCED-RISK ALLOCATION          SEEKS TOTAL RETURN.                       METLIFE ADVISERS, LLC
PORTFOLIO*                                                                          SUB-INVESTMENT MANAGER: INVESCO
                                                                                    ADVISERS, INC.
INVESCO MID CAP VALUE PORTFOLIO           SEEKS HIGH TOTAL RETURN BY INVESTING IN   METLIFE ADVISERS, LLC
                                          EQUITY SECURITIES OF MID-SIZED            SUB-INVESTMENT MANAGER: INVESCO
                                          COMPANIES.                                ADVISERS, INC.
INVESCO SMALL CAP GROWTH PORTFOLIO        SEEKS LONG-TERM GROWTH OF CAPITAL.        METLIFE ADVISERS, LLC
                                                                                    SUB-INVESTMENT MANAGER: INVESCO
                                                                                    ADVISERS, INC.
JPMORGAN CORE BOND PORTFOLIO              SEEKS TO MAXIMIZE TOTAL RETURN.           METLIFE ADVISERS, LLC
                                                                                    SUB-INVESTMENT MANAGER: J.P. MORGAN
                                                                                    INVESTMENT MANAGEMENT INC.
JPMORGAN GLOBAL ACTIVE ALLOCATION         SEEKS CAPITAL APPRECIATION AND CURRENT    METLIFE ADVISERS, LLC
PORTFOLIO*                                INCOME.                                   SUB-INVESTMENT MANAGER: J.P. MORGAN
                                                                                    INVESTMENT MANAGEMENT INC.
JPMORGAN SMALL CAP VALUE PORTFOLIO        SEEKS LONG-TERM CAPITAL GROWTH.           METLIFE ADVISERS, LLC
                                                                                    SUB-INVESTMENT MANAGER: J.P. MORGAN
                                                                                    INVESTMENT MANAGEMENT INC.
LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO    SEEKS HIGH TOTAL INVESTMENT RETURN        METLIFE ADVISERS, LLC
                                          THROUGH A COMBINATION OF CAPITAL          SUB-INVESTMENT MANAGER: LOOMIS, SAYLES
                                          APPRECIATION AND INCOME.                  & COMPANY, L.P.
LORD ABBETT BOND DEBENTURE PORTFOLIO      SEEKS HIGH CURRENT INCOME AND THE         METLIFE ADVISERS, LLC
                                          OPPORTUNITY FOR CAPITAL APPRECIATION TO   SUB-INVESTMENT MANAGER: LORD, ABBETT &
                                          PRODUCE A HIGH TOTAL RETURN.              CO. LLC

INVESTMENT OPTION                          INVESTMENT OBJECTIVE                       INVESTMENT MANAGER/SUB-INVESTMENT MANAGER
-----------------                          --------------------                       -----------------------------------------
MET/EATON VANCE FLOATING RATE PORTFOLIO    SEEKS A HIGH LEVEL OF CURRENT INCOME.      METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: EATON VANCE
                                                                                      MANAGEMENT
MET/FRANKLIN LOW DURATION TOTAL RETURN     SEEKS A HIGH LEVEL OF CURRENT INCOME,      METLIFE ADVISERS, LLC
PORTFOLIO                                  WHILE SEEKING PRESERVATION OF              SUB-INVESTMENT MANAGER: FRANKLIN
                                           SHAREHOLDERS' CAPITAL.                     ADVISERS, INC.
MET/TEMPLETON INTERNATIONAL BOND           SEEKS CURRENT INCOME WITH CAPITAL          METLIFE ADVISERS, LLC
PORTFOLIO#                                 APPRECIATION AND GROWTH OF INCOME.         SUB-INVESTMENT MANAGER: FRANKLIN
                                                                                      ADVISERS, INC.
METLIFE ASSET ALLOCATION 100 PORTFOLIO     SEEKS GROWTH OF CAPITAL.                   METLIFE ADVISERS, LLC
METLIFE BALANCED PLUS PORTFOLIO*           SEEKS A BALANCE BETWEEN A HIGH LEVEL OF    METLIFE ADVISERS, LLC
                                           CURRENT INCOME AND GROWTH OF CAPITAL,      SUB-INVESTMENT MANAGER: OVERLAY PORTION:
                                           WITH A GREATER EMPHASIS ON GROWTH OF       PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
                                           CAPITAL.
METLIFE MULTI-INDEX TARGETED RISK          SEEKS A BALANCE BETWEEN GROWTH OF CAPITAL  METLIFE ADVISERS, LLC
PORTFOLIO*                                 AND CURRENT INCOME, WITH A GREATER         SUB-INVESTMENT MANAGER: OVERLAY PORTION:
                                           EMPHASIS ON GROWTH OF CAPITAL.             METLIFE INVESTMENT MANAGEMENT, LLC
MET/ABERDEEN EMERGING MARKETS EQUITY       SEEKS CAPITAL APPRECIATION.                METLIFE ADVISERS, LLC
PORTFOLIO                                                                             SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                                                                      FINANCIAL SERVICES COMPANY
MFS(R) RESEARCH INTERNATIONAL PORTFOLIO    SEEKS CAPITAL APPRECIATION.                METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                                                                      FINANCIAL SERVICES COMPANY
MORGAN STANLEY MID CAP GROWTH PORTFOLIO    SEEKS CAPITAL APPRECIATION.                METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: MORGAN STANLEY
                                                                                      INVESTMENT MANAGEMENT INC.
OPPENHEIMER GLOBAL EQUITY PORTFOLIO        SEEKS CAPITAL APPRECIATION.                METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: OPPENHEIMERFUNDS,
                                                                                      INC.
PANAGORA GLOBAL DIVERSIFIED RISK           SEEKS TOTAL RETURN.                        METLIFE ADVISERS, LLC
PORTFOLIO*                                                                            SUB-INVESTMENT MANAGER: PANAGORA ASSET
                                                                                      MANAGEMENT, INC.
PIMCO INFLATION PROTECTED BOND PORTFOLIO   SEEKS MAXIMUM REAL RETURN, CONSISTENT      METLIFE ADVISERS, LLC
                                           WITH PRESERVATION OF CAPITAL AND PRUDENT   SUB-INVESTMENT MANAGER: PACIFIC
                                           INVESTMENT MANAGEMENT.                     INVESTMENT MANAGEMENT COMPANY LLC
PIMCO TOTAL RETURN PORTFOLIO               SEEKS MAXIMUM TOTAL RETURN, CONSISTENT     METLIFE ADVISERS, LLC
                                           WITH THE PRESERVATION OF CAPITAL AND       SUB-INVESTMENT MANAGER: PACIFIC
                                           PRUDENT INVESTMENT MANAGEMENT.             INVESTMENT MANAGEMENT COMPANY LLC
PIONEER STRATEGIC INCOME PORTFOLIO         SEEKS A HIGH LEVEL OF CURRENT INCOME.      METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: PIONEER
                                                                                      INVESTMENT MANAGEMENT, INC.
PYRAMIS(R) GOVERNMENT INCOME PORTFOLIO*    SEEKS A HIGH LEVEL OF CURRENT INCOME,      METLIFE ADVISERS, LLC
                                           CONSISTENT WITH PRESERVATION OF PRINCIPAL. SUB-INVESTMENT MANAGER: PYRAMIS GLOBAL
                                                                                      ADVISORS, LLC
PYRAMIS(R) MANAGED RISK PORTFOLIO*         SEEKS TOTAL RETURN.                        METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: PYRAMIS GLOBAL
                                                                                      ADVISORS, LLC
SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO*    SEEKS CAPITAL APPRECIATION AND CURRENT     METLIFE ADVISERS, LLC
                                           INCOME.                                    SUB-INVESTMENT MANAGER: SCHRODER
                                                                                      INVESTMENT MANAGEMENT NORTH AMERICA INC.
                                                                                      AND SCHRODER INVESTMENT MANAGEMENT NORTH
                                                                                      AMERICA LIMITED
SSGA GROWTH AND INCOME ETF PORTFOLIO+      SEEKS GROWTH OF CAPITAL AND INCOME.        METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: SSGA FUNDS
                                                                                      MANAGEMENT, INC.
SSGA GROWTH ETF PORTFOLIO                  SEEKS GROWTH OF CAPITAL.                   METLIFE ADVISERS, LLC
                                                                                      SUB-INVESTMENT MANAGER: SSGA FUNDS
                                                                                      MANAGEMENT, INC.

                                                                                  INVESTMENT MANAGER/SUB-INVESTMENT
INVESTMENT OPTION                        INVESTMENT OBJECTIVE                     MANAGER
-----------------                        --------------------                     -------
T. ROWE PRICE MID CAP GROWTH PORTFOLIO   SEEKS LONG-TERM GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: T. ROWE PRICE
                                                                                  ASSOCIATES, INC.
WMC LARGE CAP RESEARCH PORTFOLIO         SEEKS LONG-TERM CAPITAL APPRECIATION.    METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: WELLINGTON
                                                                                  MANAGEMENT COMPANY LLP
                                                    METROPOLITAN FUND
BAILLIE GIFFORD INTERNATIONAL STOCK      SEEKS LONG-TERM GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC
PORTFOLIO                                                                         SUB-INVESTMENT MANAGER: BAILLIE GIFFORD
                                                                                  OVERSEAS LIMITED
BARCLAYS AGGREGATE BOND INDEX PORTFOLIO* SEEKS TO TRACK THE PERFORMANCE OF THE    METLIFE ADVISERS, LLC
                                         BARCLAYS U.S. AGGREGATE BOND INDEX.      SUB-INVESTMENT MANAGER: METLIFE
                                                                                  INVESTMENT MANAGEMENT, LLC
BLACKROCK BOND INCOME PORTFOLIO          SEEKS A COMPETITIVE TOTAL RETURN         METLIFE ADVISERS, LLC
                                         PRIMARILY FROM INVESTING IN              SUB-INVESTMENT MANAGER: BLACKROCK
                                         FIXED-INCOME SECURITIES.                 ADVISORS, LLC
BLACKROCK CAPITAL APPRECIATION PORTFOLIO SEEKS LONG-TERM GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                  ADVISORS, LLC
BLACKROCK LARGE CAP VALUE PORTFOLIO      SEEKS LONG-TERM GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                  ADVISORS, LLC
BLACKROCK MONEY MARKET PORTFOLIO         SEEKS A HIGH LEVEL OF CURRENT INCOME     METLIFE ADVISERS, LLC
                                         CONSISTENT WITH PRESERVATION OF CAPITAL. SUB-INVESTMENT MANAGER: BLACKROCK
                                                                                  ADVISORS, LLC
FRONTIER MID CAP GROWTH PORTFOLIO        SEEKS MAXIMUM CAPITAL APPRECIATION.      METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: FRONTIER
                                                                                  CAPITAL MANAGEMENT COMPANY, LLC
JENNISON GROWTH PORTFOLIO                SEEKS LONG-TERM GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: JENNISON
                                                                                  ASSOCIATES LLC
LOOMIS SAYLES SMALL CAP CORE PORTFOLIO   SEEKS LONG-TERM CAPITAL GROWTH FROM      METLIFE ADVISERS, LLC
                                         INVESTMENTS IN COMMON STOCKS OR OTHER    SUB-INVESTMENT MANAGER: LOOMIS, SAYLES
                                         EQUITY SECURITIES.                       & COMPANY, L.P.
MET/ARTISAN MID CAP VALUE PORTFOLIO      SEEKS LONG-TERM CAPITAL GROWTH.          METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: ARTISAN
                                                                                  PARTNERS LIMITED PARTNERSHIP
MET/DIMENSIONAL INTERNATIONAL SMALL      SEEKS LONG-TERM CAPITAL APPRECIATION.    METLIFE ADVISERS, LLC
COMPANY PORTFOLIO                                                                 SUB-INVESTMENT MANAGER: DIMENSIONAL
                                                                                  FUND ADVISORS LP
METLIFE ASSET ALLOCATION 20 PORTFOLIO+   SEEKS A HIGH LEVEL OF CURRENT INCOME,    METLIFE ADVISERS, LLC
                                         WITH GROWTH OF CAPITAL AS A SECONDARY
                                         OBJECTIVE.
METLIFE ASSET ALLOCATION 40 PORTFOLIO+   SEEKS HIGH TOTAL RETURN IN THE FORM OF   METLIFE ADVISERS, LLC
                                         INCOME AND GROWTH OF CAPITAL, WITH A
                                         GREATER EMPHASIS ON INCOME.
METLIFE ASSET ALLOCATION 60 PORTFOLIO+   SEEKS A BALANCE BETWEEN A HIGH LEVEL OF  METLIFE ADVISERS, LLC
                                         CURRENT INCOME AND GROWTH OF CAPITAL,
                                         WITH A GREATER EMPHASIS ON GROWTH OF
                                         CAPITAL.
METLIFE ASSET ALLOCATION 80 PORTFOLIO    SEEKS GROWTH OF CAPITAL.                 METLIFE ADVISERS, LLC
METLIFE MID CAP STOCK INDEX PORTFOLIO    SEEKS TO TRACK THE PERFORMANCE OF THE    METLIFE ADVISERS, LLC
                                         STANDARD & POOR'S MIDCAP 400(R)          SUB-INVESTMENT MANAGER: METLIFE
                                         COMPOSITE STOCK PRICE INDEX.             INVESTMENT MANAGEMENT, LLC
METLIFE STOCK INDEX PORTFOLIO            SEEKS TO TRACK THE PERFORMANCE OF THE    METLIFE ADVISERS, LLC
                                         STANDARD & POOR'S 500(R) COMPOSITE       SUB-INVESTMENT MANAGER: METLIFE
                                         STOCK PRICE INDEX.                       INVESTMENT MANAGEMENT, LLC

                                                                                  INVESTMENT MANAGER/SUB-INVESTMENT
INVESTMENT OPTION                        INVESTMENT OBJECTIVE                     MANAGER
-----------------                        --------------------                     -------
MFS(R) TOTAL RETURN PORTFOLIO            SEEKS A FAVORABLE TOTAL RETURN THROUGH   METLIFE ADVISERS, LLC
                                         INVESTMENT IN A DIVERSIFIED INVESTMENT   SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                         OPTION.                                  FINANCIAL SERVICES COMPANY
MFS(R) VALUE PORTFOLIO                   SEEKS CAPITAL APPRECIATION.              METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: MASSACHUSETTS
                                                                                  FINANCIAL SERVICES COMPANY
MSCI EAFE(R) INDEX PORTFOLIO             SEEKS TO TRACK THE PERFORMANCE OF THE    METLIFE ADVISERS, LLC
                                         MSCI EAFE(R) INDEX.                      SUB-INVESTMENT MANAGER: METLIFE
                                                                                  INVESTMENT MANAGEMENT, LLC
NEUBERGER BERMAN GENESIS PORTFOLIO       SEEKS HIGH TOTAL RETURN, CONSISTING      METLIFE ADVISERS, LLC
                                         PRINCIPALLY OF CAPITAL APPRECIATION.     SUB-INVESTMENT MANAGER: NEUBERGER
                                                                                  BERMAN MANAGEMENT LLC
RUSSELL 2000(R) INDEX PORTFOLIO          SEEKS TO TRACK THE PERFORMANCE OF THE    METLIFE ADVISERS, LLC
                                         RUSSELL 2000(R) INDEX.                   SUB-INVESTMENT MANAGER: METLIFE
                                                                                  INVESTMENT MANAGEMENT, LLC
T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO SEEKS LONG-TERM GROWTH OF CAPITAL.       METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: T. ROWE PRICE
                                                                                  ASSOCIATES, INC.
T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO SEEKS LONG-TERM CAPITAL GROWTH.          METLIFE ADVISERS, LLC
                                                                                  SUB-INVESTMENT MANAGER: T. ROWE PRICE
                                                                                  ASSOCIATES, INC.
VAN ECK GLOBAL NATURAL RESOURCES         SEEKS LONG-TERM CAPITAL APPRECIATION     METLIFE ADVISERS, LLC
PORTFOLIO#                               WITH INCOME AS A SECONDARY               SUB-INVESTMENT MANAGER: VAN ECK
                                         CONSIDERATION.                           ASSOCIATES CORPORATION
WESTERN ASSET MANAGEMENT U.S.            SEEKS TO MAXIMIZE TOTAL RETURN           METLIFE ADVISERS, LLC
GOVERNMENT PORTFOLIO                     CONSISTENT WITH PRESERVATION OF CAPITAL  SUB-INVESTMENT MANAGER: WESTERN ASSET
                                         AND MAINTENANCE OF LIQUIDITY.            MANAGEMENT COMPANY
WMC CORE EQUITY OPPORTUNITIES PORTFOLIO  SEEKS TO PROVIDE A GROWING STREAM OF     METLIFE ADVISERS, LLC
                                         INCOME OVER TIME AND, SECONDARILY,       SUB-INVESTMENT MANAGER: WELLINGTON
                                         LONG-TERM CAPITAL APPRECIATION AND       MANAGEMENT COMPANY LLP
                                         CURRENT INCOME.
                                                    AMERICAN FUNDS(R)
AMERICAN FUNDS GLOBAL SMALL              SEEKS LONG-TERM GROWTH OF CAPITAL.       CAPITAL RESEARCH AND MANAGEMENT COMPANY
CAPITALIZATION FUND

  * If You elect the GWB v1, You must allocate all of Your Purchase Payments and Account Value among these Investment Options. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Optional Benefits.") If You elect the GLWB, You must allocate at least 80% of Your Purchase Payments and Account Value among these Investment Options. (See "Your Investment Choices -- Investment Allocation Restrictions for Certain Optional Benefits.") These Investment Options are also available for investment if You do not elect the GLWB or GWB v1.

  + If You elect the GLWB, You are permitted to allocate up to 20% of Your
    Purchase Payments and Account Value among these Investment Options. (See "Your Investment Choices--Investment Allocation Restrictions For Certain Optional Benefits.") These Investment Options are also available for investment if You do not elect GLWB.

Some of the investment choices may not be available under the terms of your Contract. Your Contract or other correspondence we provide You will indicate the Investment Options that are available to You.

Your investment choices also may be limited because:

..   We have restricted the available Investment Options.

..   Some of the Investment Options are not approved in New York State.

INVESTMENT CHOICES WHICH ARE FUND OF FUNDS

The following Investment Options available within the Metropolitan Fund and Met Investors Fund, are "fund of funds":

MetLife Asset Allocation 20 Portfolio
MetLife Asset Allocation 40 Portfolio
MetLife Asset Allocation 60 Portfolio
MetLife Asset Allocation 80 Portfolio
MetLife Asset Allocation 100 Portfolio
American Funds(R) Balanced Allocation Portfolio
American Funds(R) Growth Allocation Portfolio
American Funds(R) Moderate Allocation Portfolio
SSGA Growth ETF Portfolio
SSGA Growth and Income ETF Portfolio
MetLife Balanced Plus Portfolio
BlackRock Global Tactical Strategies Portfolio
MetLife Multi-Index Targeted Risk Portfolio
Pyramis(R) Managed Risk Portfolio

"Fund of funds" Investment Options invest substantially all of their assets in other portfolios or, with respect to the SSGA Growth ETF Investment Option and the SSGA Growth and Income ETF Investment Option, other exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Options will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Options. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Option invests. You may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Option, if such underlying portfolios or Underlying ETFs are available under the Contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the Contract.

INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN OPTIONAL BENEFITS

INVESTMENT ALLOCATION AND OTHER PURCHASE PAYMENT RESTRICTIONS FOR THE GWB V1

If You elect the GWB v1 optional benefit, You may allocate your Purchase Payments and Account Value only among the following investment choices:

(a)AB Global Dynamic Allocation

(b)Allianz Global Investors Dynamic Multi-Asset Plus

(c)AQR Global Risk Balanced

(d)BlackRock Global Tactical Strategies

(e)Invesco Balanced-Risk Allocation

(f)JPMorgan Global Active Allocation

(g)MetLife Balanced Plus

(h)MetLife Multi-Index Targeted Risk

(i)PanAgora Global Diversified Risk

(j)Pyramis(R) Managed Risk

(k)Schroders Global Multi-Asset

In addition, You may allocate Purchase Payments and Account Value to the Barclays Aggregate Bond Index Portfolio and the Pyramis(R) Government Income Portfolio investment choices. You will not be able to allocate Purchase Payments or Account Value to the Fixed Account , if available, or a money market Investment Option. No other investment choices are available with the GWB v1 optional benefit.

The investment choices listed above (other than the Barclays Aggregate Bond Index Portfolio and the Pyramis(R) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantee under the GWB v1 optional benefit. For example, certain of the Investment Options are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other Investment Options that are available if the GWB v1 optional benefit is not selected may offer the potential for higher returns. Before You select the GWB v1 optional benefit, You and your financial representative should carefully consider whether the investment choices available with the GWB v1 optional benefit meet your investment objectives and risk tolerance.

You may also allocate purchase payments to the EDCA Program, provided that your destination investment choices are one or more of the Investment Options listed above. If You elect the GWB v1 optional benefit, You may not participate in other optional dollar cost averaging programs or choose the automated investment strategy.

RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER THE GWB V1 OPTIONAL BENEFIT TERMINATES. If You elected the GWB v1 optional benefit and it terminates, the investment allocation restrictions described above will no longer apply and You will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available investment choices, but not to the Fixed Account. (For information on the termination of the GWB v1 optional benefit, see the description of the GWB v1 in the "Living Benefits -- Guaranteed Withdrawal Benefit" sections.)

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. If we have imposed restrictions on subsequent Purchase Payments on your Contract, we will permit You to make a subsequent Purchase Payment when either of the following conditions apply to your Contract: (a) your Account Value is below the minimum described in "Inactive Contract"; or (b) the optional benefit charge is greater than your Account Value.

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS -- GWB V1. While the GWB v1 is in effect, You are limited to making Purchase Payments within the GWB Purchase Payment Period (see "Living Benefits -- GWB Rate Table"). However, we will permit You to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions apply to your Contract: (a) your Account Value is below the minimum described in "Inactive Contract"; or (b) the GWB v1 optional benefit charge is greater than your Account Value. If the GWB v1 optional benefit is cancelled (see "Living Benefits -- Operation of the GWB -- Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefits -- Operation of the GWB -- Termination of the GWB Optional Benefit"), the restriction on subsequent Purchase Payments no longer applies.

INVESTMENT ALLOCATION AND OTHER PURCHASE PAYMENT RESTRICTIONS FOR THE GLWB

If You elect the GLWB optional benefit, You must comply with certain investment allocation restrictions. Specifically, You must allocate according to Platform 1 and Platform 2 below. You may also allocate Purchase Payments to the EDCA Program, provided that your destination investment choices are one or more of the investment choices listed below. If You elect the GLWB, You may not elect the GWB v1, participate in other optional dollar cost averaging programs or choose the automated investment strategy.

   Platform 1

   You must allocate:

  . a minimum of 80% of your Purchase Payments or Account Value among the AB Global Dynamic Allocation Portfolio, Allianz Global Investors Dynamic Multi-Asset Plus Portfolio, AQR Global Risk Balanced Portfolio, Barclays Aggregate Bond Index Portfolio, BlackRock Global Tactical Strategies Portfolio, Invesco Balanced-Risk Allocation Portfolio, JPMorgan Global Active Allocation Portfolio, MetLife Balanced Plus Portfolio, MetLife Multi-Index Targeted Risk Portfolio, PanAgora Global Diversified Risk Portfolio, Pyramis(R) Government Income Portfolio, Pyramis(R) Managed Risk Portfolio and Schroders Global Multi-Asset Portfolio.

   AND

   Platform 2

   You may allocate:

  . a maximum of 20% of Purchase Payments or Account Value among the MetLife Asset Allocation 20 Portfolio, MetLife Asset Allocation 40 Portfolio, MetLife Asset Allocation 60 Portfolio, American Funds Balanced Allocation Portfolio, American Funds Moderate Allocation Portfolio and SSGA Growth and Income ETF Portfolio.

The investment choices listed in Platform 1 above (other than the Barclays Aggregate Bond Index Portfolio and the Pyramis(R) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GLWB optional benefit. For example, certain of the Investment Options are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other Investment Options that are available if the GLWB optional benefit is not selected may offer the potential for higher returns. Before You select a GLWB optional benefit, You and your financial representative should carefully consider whether the investment choices available with the GLWB optional benefit meet your investment objectives and risk tolerance.

RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER THE GLWB OPTIONAL BENEFIT TERMINATES. If You elected the GLWB optional benefit and it terminates, the investment allocation restrictions described above will no longer apply and You will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available investment choices, but not to the Fixed Account. For information on the termination of the GLWB optional benefit, see the description of the GLWB in the "Living Benefits -- Guaranteed Lifetime Withdrawal Benefit" section.

SUBSEQUENT PURCHASE PAYMENTS. Subsequent Purchase Payments must be allocated in accordance with the above investment allocation restrictions.

OPTIONAL ENHANCED DOLLAR COST AVERAGING PROGRAM. You may allocate Purchase Payments to the EDCA Program. If You choose to allocate a Purchase Payment to the EDCA Program then You must allocate the entire Purchase Payment to that program. Any transfer from an EDCA Program balance must be allocated in accordance with investment allocation restrictions described above. In addition, unless you provide us with different instructions, if You made previous Purchase Payments before allocating a Purchase Payment to the EDCA Program, all transfers from the EDCA Program must be allocated to the same Investment Option(s) as your most recent allocations for Purchase Payments.

YOUR PURCHASE PAYMENTS AND TRANSFER REQUESTS MUST BE ALLOCATED IN ACCORDANCE WITH THE ABOVE INVESTMENT ALLOCATION RESTRICTIONS. WE WILL REJECT ANY PURCHASE PAYMENTS OR TRANSFER REQUESTS THAT DO NOT COMPLY WITH THE ABOVE INVESTMENT ALLOCATION RESTRICTIONS.

AUTOMATIC REBALANCING. We will rebalance your Account Value on a quarterly basis based on your most recent allocation of Purchase Payments that complies with the investment allocation restrictions described above. We will also rebalance your Account Value when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions (in addition to the quarterly rebalancing). We will first rebalance your Account Value on the date that is three months from the optional benefit issue date; provided however, if a quarterly rebalancing date occurs on the 29th, 30th or 31st of a month, we will instead rebalance on the first day of the following month. We will subsequently rebalance your Account Value on each quarter thereafter on the same day. In addition, if a quarterly rebalancing date is not a Business Day, the reallocation will occur on the next Business Day. Withdrawals from the Contract will not result in rebalancing on the date of withdrawal.

CHANGING ALLOCATION INSTRUCTIONS. You may change your Purchase Payment allocation instructions at any time by providing notice to us at Annuity Service Office, or any other method acceptable to us, provided that such instructions comply with the investment allocation restrictions described above. If You provide new allocation instructions for Purchase Payments and if these instructions conform to the allocation limits described above, then we will rebalance in accordance with the revised allocation instructions. Any future Purchase Payment, EDCA Program balance transfer and quarterly rebalancing allocations will be automatically updated in accordance with these new instructions.

TRANSFERS. Please note that any transfer request must result in an Account Value that meets the investment allocation restrictions described above. Any transfer request will not cause your allocation instructions to change unless You provide us with separate instructions at the time of transfer.

GLWB ADDITIONAL INFORMATION. We will determine whether an Investment Option is classified as a Platform 1 or Platform 2 Investment Option. We may determine or change the classification of an Investment Option, in the event an Investment Option or its is added, deleted, substituted, merged or otherwise reorganized. In that case, any change in classification will only take effect as to your Contract in the event You make a new Purchase Payment or request a transfer among Investment Options. We will provide You with prior written notice of any changes in classification of an Investment Option.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose to not permit Owners of existing Contracts with the GLWB optional benefit to make subsequent Purchase Payments if: (a) that GLWB optional benefit is no longer offered by us to new customers, or (b) we make certain changes to the terms of that GLWB optional benefit offered to new customers (for example, if we change the optional benefit charge; see your Contract for a list of the other changes). We will notify Owners of Contracts with the GLWB optional benefit in writing in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, Contract Owners will still be permitted to transfer Account Value among the investment choices listed above. Restrictions on subsequent Purchase Payments will remain in effect until the GLWB optional benefit is terminated unless the Company provides advance written notice to You otherwise.

If we have imposed restrictions on subsequent Purchase Payments on your Contract, we will permit You to make a subsequent Purchase Payment when either of the following conditions apply to your Contract: (a) your Account Value is below the minimum described in "Inactive Contract"; or (b) the optional benefit charge is greater than your Account Value.

GENERAL INFORMATION ABOUT THE INVESTMENT OPTIONS

The Subaccounts buy and sell shares of corresponding mutual fund Investment Options. These Investment Options, which are part of either the Metropolitan Fund, the Met Investors Fund or the American Funds(R), invest in stocks, bonds and other investments. All dividends declared by the Investment Options are earned by the Separate Account and are reinvested. Therefore, no dividends are distributed to You under the Contracts. You pay no transaction expenses (I.E., front-end or back-end sales load charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Investment Options of the Metropolitan Fund and the Met Investors Fund are available by purchasing annuities and life insurance policies from First MetLife Investors or certain of its affiliated insurance companies and are never sold directly to the public. The American Funds(R) Investment Options are made available by the American Funds(R) only through various insurance company annuities and life insurance policies.

The Metropolitan Fund, the Met Investors Fund and the American Funds(R) are each "series" type funds registered with the SEC as an "open-end management investment company" under the 1940 Act. A "series" fund means that each Investment Option is one of several available through the fund.

The Investment Options of the Metropolitan Fund and Met Investors Fund pay MetLife Advisers, LLC ("MetLife Advisers"), a MetLife affiliate, a monthly fee for its services as their investment manager. The Investment Options of the American Funds(R) pay Capital Research and Management Company a monthly fee for its services as their investment manager. These fees, as well as the operating expenses paid by each Investment Option, are described in the applicable prospectus and SAI for the Metropolitan Fund, the Met Investors Fund and the American Funds(R).

In addition, the Metropolitan Fund and the Met Investors Fund prospectuses each discuss other separate accounts of First MetLife Investors and its affiliated insurance companies and certain qualified retirement plans that invest in the Metropolitan Fund or the Met Investors Fund. The risks of these arrangements are discussed in the respective prospectus.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT OPTIONS. An investment manager (other than our affiliate, MetLife Advisers,) or sub-investment manager of a Investment Option, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Investment Options. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Option assets. Contract Owners, through their indirect investment in the Investment Options, bear the costs of these advisory fees (see the Investment Options' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Options attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some investment managers or sub-investment managers (or other affiliates) may pay us more than others. These percentages currently range up to [0.50%].

Additionally, an investment manager (other than our affiliate, MetLife Advisers) or sub-investment manager of an Investment Option or its affiliates, may provide us with wholesaling services that assist in the distribution of the Contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the investment managers or sub-investment manager (or its affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies have a joint ownership interest in our affiliated investment manager MetLife Advisers, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers entitle us to profit distributions if MetLife Advisers makes a profit with respect to the advisory fees it receives from the Investment Options. We will benefit accordingly from assets allocated to the Investment Options to the extent they result in profits to the MetLife Advisers. (See the "Table of Expenses" for information on the investment management fees paid by the Investment Options and the SAIs for the Investment Options for information on the investment management fees paid by the investment managers to the sub-investment managers.)

Certain Investment Options have adopted a distribution plan under Rule 12b-1 of the 1940 Act (a "12b-1 Plan"). An Investment Option's 12b-1 Plan, if any, is described in more detail in the prospectus for the Investment Option. See the "Table of Expenses" and "Who Sells the Contracts." Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Investment Option's 12b-1 Plan decrease the Investment Options' investment returns.

INVESTMENT OPTION SELECTION. We select the Investment Options offered through this Contract based on a number of criteria, including asset class coverage, the strength of the investment manager's or sub-investment manager's reputation and tenure, brand recognition, performance and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Options' investment manager or sub-investment manager is one of our affiliates or whether the Investment Option, its investment manager, its sub-investment manager(s) or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to Investment Options advised by our affiliates than those that are not, we may be more inclined to offer Investment Options advised by our affiliates in the variable insurance products we issue. We review the Investment Options periodically and may remove a Investment Option or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Option no longer meets one or more of the selection criteria, and/or if the Investment Option has not attracted significant allocations from Contract Owners. In some cases, we have included Investment Options based on recommendations made by selling firms. These selling firms may receive payments from the Investment Options they recommend and may benefit accordingly from the allocation of Account Value to such Investment Options.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT OPTION. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT OPTIONS YOU HAVE CHOSEN.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the Investment Options or a particular Investment Option is no longer possible or, in our judgment, becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Investment Option or Investment Options without your consent. The substituted Investment Option may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the SEC and applicable state insurance departments. Furthermore, we may close Investment Options to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion. We may also substitute shares of an Investment Option for shares of another Investment Option already purchased under this Contract, subject to obtaining any necessary regulatory approvals. Any substitution by us will not affect your Account Value.

OPTIONAL AUTOMATED INVESTMENT STRATEGY, OPTIONAL DOLLAR COST AVERAGING AND OPTIONAL ENHANCED DOLLAR COST AVERAGING PROGRAMS

  There is one optional automated investment strategy, two optional dollar cost averaging programs (the Equity Generator and the Dollar Cost Averaging
("DCA") program) and an optional EDCA Program available to You. We created these investment strategies and programs to help You manage your money. You decide if one is appropriate for You, based upon your risk tolerance and savings goals. Also, the strategies and programs were designed to help You take advantage of the tax deferred status of a Non-Qualified annuity. The following restrictions apply:

  . The EDCA Program is not available to Purchase Payments which consist of money exchanged from other First MetLife Investors or its affiliates' annuities.

  . The Equity Generator and the DCA program are not available if You choose the GWB v1 or the GLWB optional benefits.

  .   Quarterly rebalancing is automatic if You elect the GLWB optional benefit.

  .   You may only have the Equity Generator or the DCA in effect at any time.

  . You may have the EDCA Program and Rebalancing in effect at the same time, but You may not have the EDCA Program in effect at the same time as the Equity Generator or the DCA.

These features are available to You without any additional charges. As with any investment program, none of them can guarantee a gain -- You can lose money. We may modify or terminate any of the strategies at any time.

OPTIONAL DOLLAR COST AVERAGING AND OPTIONAL ENHANCED DOLLAR COST AVERAGING PROGRAMS

If You make a subsequent Purchase Payment while an optional dollar cost averaging program or the EDCA Program is in effect, we will not allocate the subsequent Purchase Payment to the optional dollar cost averaging program or the EDCA Program unless You tell us to do so. Instead, unless You previously provided different allocation instructions for future Purchase Payments or provide new allocation instructions with the payment, we will allocate the subsequent Purchase Payment directly to the same destination Investment Options You selected under the optional dollar cost averaging program or the EDCA Program. Any Purchase Payments received after the optional dollar cost averaging program or EDCA Program has ended will be allocated as described in "Purchase Payments -- Allocation of Purchase Payments."

THE EQUITY GENERATOR(R): An amount equal to the interest earned in the Fixed Account is transferred on the day of the month that is the same as the Contract Anniversary date (e.g., the 10th, 11th, etc.), to any Investment Options, based on your selection. If the Contract Anniversary day is the 29th, 30th or 31st of the month, transfers are made on the first day of the next month. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open. If your Account Value in the Fixed Account at the time of a scheduled transfer is zero, this strategy is automatically discontinued.

DCA PROGRAM: Each month a dollar amount You choose is transferred from the Fixed Account , if available, or a money market portfolio to any of the Investment Options You choose. You select the day of the month (other than the 29th, 30th or 31st of the month) and the number of months over which the transfers will occur. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open. A minimum periodic transfer of $50 is required. Once your Account Value in the Fixed Account , if available, or the money market portfolio is exhausted, this strategy is automatically discontinued.

EDCA PROGRAM: Each month, for a specified period, for example six or twelve months, a portion of a specified dollar amount of a Purchase Payment that You have agreed to allocate to the EDCA Program will be transferred from the program to any of the Investment Options You choose, unless your destination Investment Option is restricted because You have elected certain optional benefits. While amounts are in the program, we may credit them with a higher interest rate than that declared for the Fixed Account in general. (Amounts in the EDCA Program are in our Fixed Account. For convenience, we may refer to it as "the program" or the "EDCA Program balance" to avoid confusion with the Fixed Account in general.) The transferred amount will be equal to the amount allocated to the program divided by the number of months in the program. The interest attributable to your EDCA Program is transferred separately in the month after the last scheduled payment. Transfers from the EDCA Program to the Separate Account begin on any day we receive your Purchase Payment and the Exchange is open, other than the 29th, 30th or 31st of the month. If Purchase Payments are received on those days, transfers begin on the first day of the next month. Subsequent transfers will be made on the same day in succeeding months. If the scheduled transfer date occurs on a date the Exchange is not open, the transfer will be deducted from the EDCA Program on the selected day but will be applied to the Investment Options on the next day the Exchange is open. EDCA Program interest will not be credited on the transferred amount between the selected day and the next day the Exchange is open. Transfers are made on a first-in-first-out basis.

If a subsequent Purchase Payment is allocated to the program, that subsequent payment will receive the EDCA Program interest rate in effect on that date. The allocation of a subsequent Purchase Payment to the program increases the dollar amount transferred each month. We determine the increase in your monthly dollar amount by dividing your new allocation by the number of months in the program You chose. Your existing monthly transfer amount is then increased by this additional amount to determine the total new dollar amount to be transferred each month. Then, the time period for the transfer of a specific Purchase Payment and interest attributable to that Purchase Payment will be accelerated. Your EDCA Program will terminate on the date of the last transfer.

If You decide You no longer want to participate in the EDCA Program, or if we receive notification of your death, your participation in the EDCA Program will be terminated and, unless You specify otherwise, all money remaining in your EDCA Program account will be transferred to the Investment Options in accordance with the percentages You have chosen for the EDCA Program.

The DCA, Equity Generator and the EDCA Program are dollar cost averaging strategies. Dollar cost averaging involves investing at regular intervals of time. Since this involves continuously investing regardless of fluctuating prices, You should consider whether You can continue the strategy through periods of fluctuating prices.

Upon notice of death, your participation in any dollar cost averaging program is terminated.

(See Appendix B for an example of the EDCA Program.)

OPTIONAL AUTOMATED INVESTMENT STRATEGY

Rebalancing: You select a specific asset allocation for your entire Account Value from among the Investment Options and the Fixed Account, if available, on an annual, semi-annual, quarterly or monthly frequency. Each month (as applicable, based on the frequency You select), on the day of the month that is the same as the Contract Anniversary date (e.g., the 10th, 11th, etc.), we transfer amounts among the Investment Options and Fixed Account, if available, to bring the percentage of your Account Value in the Investment Options and Fixed Account, if available, back to your original allocation. If the Contract Anniversary day is the 29th, 30th or 31st of the month, transfers are made on the first day of the next month. If the scheduled transfer date occurs on a date the Exchange is closed, the transfer will be made on the next date the Exchange is open. You may utilize the Rebalancing with the EDCA Program, provided that 100% of your Account Value (other than amounts in the EDCA Program) is allocated to this strategy.

The chart below summarizes the availability of the optional dollar cost averaging programs and EDCA Program and the automated investment strategy:

        Optional Dollar Cost Averaging Programs and Optional EDCA Program

----------------------------------------------------------------------------------------------------------------------------
You may choose one:                               B Class                               R Class
-------------------                               -------                               -------
 Equity Generator                                  Yes                                   Yes
----------------------------------------------------------------------------------------------------------------------------
Not available with the GWB v1 or GLWB.
----------------------------------------------------------------------------------------------------------------------------
 DCA                                               Yes                                   Yes
----------------------------------------------------------------------------------------------------------------------------
Not available with the GWB v1 or GLWB.
----------------------------------------------------------------------------------------------------------------------------
 EDCA                                              Yes                                   Yes
----------------------------------------------------------------------------------------------------------------------------
May not be used with Purchase Payments consisting of money from other variable annuities issued by First MetLife Investors or its affiliates. Restrictions apply to destination Investment Options with the GWB v1 and the GLWB.
----------------------------------------------------------------------------------------------------------------------------

        Optional Automated Investment Strategy

--------------------------------------------------------------------------------------------------------------------------------
You may choose one:                                                                                            B Class  R Class
-------------------                                                                                            -------  -------
Rebalancing                                                                                                     Yes      Yes
--------------------------------------------------------------------------------------------------------------------------------
Automatic if You elect the GLWB.
--------------------------------------------------------------------------------------------------------------------------------

We will terminate all transactions under the automatic investment strategy upon notification of your death.

PURCHASE PAYMENTS

  The Contract may not be available for purchase during certain periods. There are a number of reasons why the Contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the Contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, You may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a Contract, and a delay in such process could result in your not being able to purchase a Contract.

A Purchase Payment is the money You give us to invest in the Contract. A portion of the initial Purchase Payment is due on the Issue Date. This portion may be less than the minimum initial Purchase Payment (See "General Requirements for Purchase Payments" below), however, as discussed below, we must receive the minimum initial Purchase Payment within ninety (90) days of the Issue Date. You may also be permitted to make subsequent Purchase Payments. Initial and subsequent Purchase Payments are subject to certain requirements. These requirements are explained below and in your Contract. We may restrict your ability to make subsequent Purchase Payments. The manner in which subsequent Purchase Payments may be restricted is discussed below and in your Contract.

We may revoke the Contract if proceeds from any exchanged annuity contracts or life insurance policies and/or other sources do not equal, in the aggregate, the minimum initial Purchase Payment within ninety (90) days of the Issue Date. If the Contract is revoked, we will return the Account Value without application of any Withdrawal Charge or Annual Contract Fee.

GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent Purchase Payments.

  . The B Class and R Class minimum initial Purchase Payment is $10,000 for the Non-Qualified Contracts.

  . The B Class and R Class minimum initial Purchase Payment is $5,000 for the Traditional IRA, Roth IRA and SIMPLE IRA Contracts.

  . The B Class and R Class minimum initial Purchase Payment is $2,000 for the SEP Contracts.

  . If You are purchasing the Contract as the Beneficiary of a deceased person's IRA, Purchase Payments must consist of monies which are direct transfers (as defined under the tax law) from other IRA contracts in the name of the same decedent.

  .   We will issue the B or R Class Contract to You before your 76th birthday.

The chart below summarizes the minimum initial and subsequent Purchase Payments for each Contract class:

------------------------------------------------------------------------------------------
                                                                         B Class  R Class
-                                                                        -------- --------
Minimum Initial Purchase Payment - Non-Qualified Contracts               $10,000  $10,000
------------------------------------------------------------------------------------------
Minimum Initial Purchase Payment - Traditional IRA, Roth IRA and SIMPLE  $5,000   $5,000
  IRA Contracts
------------------------------------------------------------------------------------------
Minimum Initial Purchase Payment - SEP Contracts                         $2,000   $2,000
------------------------------------------------------------------------------------------
Minimum Subsequent Purchase Payment                                       $500     $500
------------------------------------------------------------------------------------------

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent Purchase Payments. We will notify You in advance if we impose restrictions on subsequent Purchase Payments. You and your financial representative should carefully consider whether our ability to restrict subsequent Purchase Payments is consistent with your investment objectives.

  . The minimum subsequent Purchase Payment is $500 and applies to all Contracts unless (i) You have elected an automated Purchase Payment program or (ii) a Purchase Payment is needed to meet the minimum initial Purchase Payment within ninety (90) days of the Issue Date. We will also accept subsequent Purchase Payments below the minimum if required under state and Federal tax law.

  . Purchase Payments may be limited by Federal tax laws or regulatory requirements.

  . The maximum total Purchase Payments for all Contracts is $1,000,000, without prior approval from us.

  . You may continue to make Purchase Payments while You receive Systematic Withdrawal Program payments (described later in this Prospectus) unless your Purchase Payments are made through debit authorization.

  . We reserve the right to reject any Purchase Payment and to limit future Purchase Payments. This means that we may restrict your ability to make subsequent Purchase Payments for any reason, including to manage the financial risk to the Company in the event market and/or economic conditions decline, subject to applicable requirements in New York State. We may make certain exceptions to restrictions on subsequent Purchase Payments in accordance with our established administrative procedures.

  . Certain optional benefits have current and potential restrictions on subsequent Purchase Payments that are described in more detail above. For more information, see these subsections above: "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GWB v1"; and "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB."

  . No subsequent Purchase Payment can be made after the Owner or oldest Joint Owner (or the Annuitant if non-natural Owner) reaches age ninety-one (91).

ALLOCATION OF PURCHASE PAYMENTS

When You purchase a Contract, we will allocate your Purchase Payment in accordance with your selection. Purchase Payments may be allocated to the Fixed Account, if available and provided allocations to the Fixed Account are not restricted at that time, and/or the Investment Options, subject to the allocation requirements set forth on your Contract. However, we may limit this in the future. You may not choose more than 40 investment choices (including the Fixed Account) at the time your initial Purchase Payment is allocated. Allocations specified by You must be in whole numbers. Unless you elect otherwise, subsequent Purchase Payments will be allocated in accordance with your initial selection. If there are Joint Owners, unless we are instructed to the contrary, allocation instructions will be accepted from either one of the Joint Owners. See "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits" and "Living Benefits" for allocation restrictions if You elect certain optional benefits.

We may restrict allocations to the Fixed Account if any of the following conditions exist: (a) the credited interest rate for the amount to be allocated is equal to the minimum guaranteed interest rate for the Fixed Account as stated in your Contract; (b) the Account Value in the Fixed Account equals or exceeds our maximum for Fixed Account allocations (E.G., $500,000); or (c) a transfer was made out of the Fixed Account within the previous 180 days.

DEBIT AUTHORIZATIONS

You may elect to have subsequent Purchase Payments made automatically. With this payment method, your bank deducts money from your bank account and makes the subsequent Purchase Payment for You.

OWNING MULTIPLE CONTRACTS

You may be considering purchasing this Contract when You already own a variable annuity Contract. You should carefully consider whether purchasing an additional Contract in this situation is appropriate for You by comparing the features of the Contract You currently own, including the death benefits, living benefits and other guarantees provided by the Contract, to the features of this Contract. You should also compare the fees and charges of your current Contract to the fees and charges of this Contract, which may be higher than your current Contract. You may also wish to discuss purchasing a Contract in these circumstances with your registered representative.

ACCUMULATION UNITS

   Accumulation Units shall be used to account for all amounts allocated to or withdrawn from a Subaccount of the Separate Account as a result of Purchase
Payments, withdrawals, transfers, or fees and charges. We will determine the number of Accumulation Units of a Subaccount purchased or cancelled. This is done by dividing the amount allocated to (or the amount withdrawn from) the Subaccount, by the dollar value of one Accumulation Unit of the Subaccount as of the end of the Business Day during which the Notice for the transaction is received at the Annuity Service Office.

ACCUMULATION UNIT VALUE

The initial Accumulation Unit Value for each Subaccount is set by us. Subsequent Accumulation Unit Values for each Subaccount are determined by multiplying the Accumulation Unit Value for the immediately preceding Business Day by the net investment factor (the "Net Investment Factor") of the Subaccount for the current Business Day.

The Accumulation Unit Value may increase or decrease from Business Day to Business Day.

To the extent permitted by law, we may change when we calculate the Accumulation Unit Value by giving You thirty (30) days' notice, or we may delay calculation of the Accumulation Unit Value if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or if the SEC permits such deferral.

The Net Investment Factor for each Subaccount is determined by dividing A by B and multiplying by (1-C) where:

A   is  (i)  the net asset value per share of the Investment Option held by the Subaccount at the end of the current
             Business Day; plus

        (ii) any dividend or capital gains per share declared on behalf of such Investment Option that has an ex-dividend date as of the current Business Day.

B   is  the net asset value per share of the Investment Option held by the Subaccount for the immediately preceding
        Business Day.

C   is  (i)  the Separate Account charges which are shown on the Contract for each day since the last Business Day. The daily charge is equal to the annual Separate Account charges divided by 365; plus

        (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of this
             Subaccount.

   Examples
   Calculating the Number of Accumulation Units

   Assume You make a Purchase Payment of $500 into one Subaccount and that Subaccount's Accumulation Unit Value is currently $10.00. You would be credited with 50 Accumulation Units.

                  $500 = 50 Accumulation Units
                  $10

   Calculating the Accumulation Unit Value

   Assume yesterday's Accumulation Unit Value was $10.00 and the number we calculate for today's investment experience (minus charges) for an underlying Investment Option is 1.05. Today's Accumulation Unit Value is $10.50. The value of your $500 investment is then $525 (50 x $10.50 = $525).

           $10.00 x 1.05 = $10.50 is the new Accumulation Unit Value

   However, assume that today's investment experience (minus charges) is .95 instead of 1.05. Today's Accumulation Unit Value is $9.50. The value of your $500 investment is then $475 (50 x $.950 = $475).

            $10.00 x .95 = $9.50 is the new Accumulation Unit Value

ACCOUNT VALUE

Your Account Value for any Business Day is the sum of your interests in the Subaccounts of the Separate Account and your interest in the Fixed Account, if available, as of such Business Day.

The portion of your Account Value in a Subaccount is determined by multiplying the number of Accumulation Units allocated to the Contract for the Subaccount by the Accumulation Unit Value.

The portion of your Account Value in the Fixed Account at any time is equal to:

  .   the Purchase Payments allocated to the Fixed Account; plus

  .   the Account Value transferred to the Fixed Account; plus

  .   interest credited to your Account Value in the Fixed Account; less

  . any withdrawal of Account Value from the Fixed Account and any applicable charges; less

  .   any Account Value transferred from the Fixed Account; less

  . any fees, charges or any applicable premium and other taxes deducted from the Account Value held in the Fixed Account.

TRANSFER PRIVILEGE

   During the Accumulation Period you may make certain transfers of your Account Value among the Investment Options or between the Investment Options and the Fixed Account, if available. Each transfer must be at least $500 or, if less, your entire balance in an Investment Option (unless the transfer is in connection with the automated investment strategy or the EDCA Program) and/or the Fixed Account. Excluding transfers in connection with the automated investment strategy or the EDCA program, the maximum number of transfers per Contract Year shall be twelve (12). Under certain circumstances, we may waive this transfer limitation. We currently allow unlimited transfers but reserve the right to limit this in the future. We may limit transfers in circumstances of frequent transfers (see "Restrictions on Frequent Transfers/Reallocations" below). We also may be required to suspend the right to transfers in certain circumstances (see "General -- Suspension of Payments or Transfers" below). We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future (see "Charges -- Transfer Fee" below).

You may not make a transfer to more than 40 investment choices (including the Fixed Account, if available) at any one time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 40 investment choices at any one time (including the Fixed Account, if available) may be made by calling or writing our Annuity Service Office.

You may elect to make transfers in writing or by other means acceptable to us as long as You have first provided us with a Notice in a form that we may require. For us to process a transfer, You must tell us:

..   The percentage or dollar amount of the transfer;

..   The Investment Option (or Fixed Account) from which You want the money to be transferred;

..   The Investment Option (or Fixed Account) to which You want the money to be transferred; and

..   Whether You intend to start, stop, modify or continue unchanged the automated investment strategy by making the transfer.

In the case of Joint Owners, transfer instructions will be accepted from either one of the Joint Owners unless we are instructed to the contrary. We will use reasonable procedures to confirm that instructions are genuine. Neither we nor our Annuity Service Office will be liable for any transfers made in accordance with your instructions.

Your right to make transfers is subject to limitations or modification by us if we determine that the exercise of the right by one or more Owners with interests in the Investment Option is, or would be, to the disadvantage of other Owners. Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other Owners. A limitation or modification could be applied to transfers to, or from, one or more of the Investment Options and could include, but is not limited to:

..   the requirement of a minimum time period between each transfer;

..   not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one Owner;

..   limiting the dollar amount that may be transferred between Investment
    Options by an owner at any one time;

..   requiring that a written transfer request be provided to us, signed by an
    Owner.

To the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with a simultaneous request for purchase of another Investment Option). In such a case, the redemption order would be processed at the source Investment Option's next determined Accumulation Unit Value. However, the purchase into the new Investment Option would be effective at the next determined Accumulation Unit Value for the new Investment Option only after we receive the proceeds from the source Investment Option, or we otherwise receive cash on behalf of the source Investment Option.

Transfers do not change the allocation instructions for future Purchase Payments or any pre-scheduled transfers.

Subject to the allocation requirements discussed above (see "Allocation of Purchase Payments") and requirements set forth in the Contract, during the Accumulation Period You may make transfers into the Fixed Account from the Investment Options and from the Fixed Account into the Investment Options, subject to the maximum number of transfers per Contract Year.

The minimum amount that may be transferred from the Fixed Account is $500, or your entire interest in the Fixed Account, if less. Transfers out of the Fixed Account may be limited to the greater of (a) 25% of the Account Value allocated to the Fixed Account at the beginning of the Contract Year, or (b) the amount transferred out of the Fixed Account in the prior Contract Year. Please see "General -- Deferral of Payments or Transfers from the Fixed Account" for additional transfer restrictions on the Fixed Account.

Please see "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits" for transfer restrictions in effect if You have the GWB v1 or the GLWB.

All transfers made on the same Business Day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a Notice containing all the information necessary to process the request. We may require You to use our original forms.

RESTRICTIONS ON TRANSFERS

RESTRICTIONS ON FREQUENT TRANSFERS/REALLOCATIONS. Frequent requests from Contract Owners to make transfers/reallocations may dilute the value of a Investment Option's shares if the frequent transfers/reallocations involve an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Option and the reflection of that change in the Investment Option's share price ("arbitrage trading"). Frequent transfers/reallocations involving arbitrage trading may adversely affect the long-term performance of the Investment Option, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (E.G., Annuitants and Beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers/reallocations in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be present in the international, small-cap and high-yield Investment Options (I.E., American Funds Global Small Capitalization, Baillie Gifford International Stock, Clarion Global Real Estate, Harris Oakmark International, Invesco Small Cap Growth, JPMorgan Small Cap Value, Loomis Sayles Small Cap Core, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, Met/Aberdeen Emerging Markets Equity, MFS(R) Research International, Met/Eaton Vance Floating Rate, Met/Dimensional International Small Company, Met/Templeton International Bond, MSCI EAFE(R) Index, Neuberger Berman Genesis, Russell 2000(R) Index, T. Rowe Price Small Cap Growth, Oppenheimer Global Equity, Pioneer Strategic Income and Van Eck Global Natural Resources -- the "Monitored Investment Options") and we monitor transfer/reallocation activity in those Monitored Investment Options. In addition, as described below, we intend to treat all American Funds Insurance Series(R) Investment Options ("American Funds Investment Options") as Monitored Investment Options. We employ various means to monitor transfer/reallocation activity, such as examining the frequency and size of transfers/reallocations into and out of the Monitored Investment Options within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield Investment Options, in a twelve month period there were, (1) six or more transfers/reallocations involving the given category;
(2) cumulative gross transfers/reallocations involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving any Monitored Investment Option in the given category. A round-trip generally is defined as a transfer/reallocation in followed by a transfer/reallocation out within the next seven (7) calendar days or a transfer/reallocation out followed by a transfer/reallocation in within the next seven (7) calendar days, in either case subject to certain other criteria. WE DO NOT BELIEVE THAT OTHER INVESTMENT OPTIONS PRESENT A SIGNIFICANT OPPORTUNITY TO ENGAGE IN ARBITRAGE TRADING AND THEREFORE DO NOT MONITOR TRANSFER/REALLOCATION ACTIVITY IN THOSE INVESTMENT OPTIONS. We may change the Monitored Investment Options at any time without notice in our sole discretion.

As a condition to making their Investment Options available in our products, American Funds(R) requires us to treat all American Funds Investment Options as Monitored Investment Options under our current frequent transfer/reallocation policies and procedures. Further, American Funds(R) requires us to impose additional specified monitoring criteria for all American Funds Investment Options available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer/reallocation activity in American Funds Investment Options to determine if there were two or more transfers/reallocations in followed by transfers/reallocations out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds(R) monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all reallocation/transfer requests to or from an American Funds Investment Options to be submitted with an original signature. Further, as Monitored Investment Options, all American Funds Investment Options also will be subject to our current frequent transfer/reallocation policies, procedures and restrictions (described below) and reallocation/transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer/reallocation restrictions being applied to deter frequent transfers/reallocations. Currently, when we detect transfer/reallocation activity in the Monitored Investment Options that exceeds our current transfer/reallocation limits, we require future requests to or from any Monitored Investment Options under that Contract to be submitted with an original signature. A first occurrence will result in the imposition of this restriction for a six month period; a second occurrence will result in the permanent imposition of the restriction. Transfers made under an optional dollar cost averaging program, a rebalancing program or, if applicable, any asset allocation program described in this Prospectus are not treated as transfers when we monitor the frequency of transfers/reallocations.

The detection and deterrence of harmful transfer/reallocation activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Options we believe are susceptible to arbitrage trading or the determination of the transfer/reallocation limits. Our ability to detect and/or restrict such transfer/reallocation activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer/reallocation activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer/reallocation activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate frequent transfers/reallocations in any Investment Options and there are no arrangements in place to permit any Contract Owner to engage in frequent transfers/reallocations; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Options may have adopted their own policies and procedures with respect to frequent transfers/reallocations transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Options may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Options describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent transfer/reallocations policies and procedures of the Investment Options, we have entered into a written agreement as required by SEC regulation with each Investment Option or its principal underwriter that obligates us to provide to the Investment Option promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Investment Option to restrict or prohibit further purchases or transfers/reallocations by specific Contract Owners who violate the frequent transfer/reallocations policies established by the Investment Option.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Investment Options generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Options in their ability to apply their frequent transfer/reallocations policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Options (and thus Contract Owners) will not be harmed by transfer/reallocation activity relating to other insurance companies and/or retirement plans that may invest in the Investment Options. If a Investment Option believes that an omnibus order reflects one or more reallocation/transfer requests from Contract Owners engaged in frequent transfers/reallocations, the Investment Option may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer/reallocation privilege at any time. We also reserve the right to defer or restrict the transfer/reallocation privilege at any time that we are unable to purchase or redeem shares of any of the Investment Options, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on frequent transfers/reallocations (even if an entire omnibus order is rejected due to the frequent transfers/reallocations of a single Contract Owner). You should read the Investment Option prospectuses for more details.

VOTING RIGHTS

     We are the legal owner of the Investment Option shares. However, we believe that when an Investment Option solicits proxies in conjunction with a vote of shareholders, we are required to obtain from You and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

ACCESS TO YOUR MONEY

   Prior to the Annuity Date, You may, upon Notice to us, make a total or partial withdrawal of the Withdrawal Value. A withdrawal will result in the cancellation of Accumulation Units from each applicable Subaccount of the Separate Account and/or a reduction in the Account Value allocated to the Fixed Account in the ratio that the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value. If another method of allocation is desired, You must specify it in a Notice to us.

Each partial withdrawal must be for an amount which is not less than $500 or, if smaller, the remaining Withdrawal Value. If the withdrawal would result in the Account Value being less than the minimum account value required as shown on your Contract, we will treat the withdrawal request as a request for a full withdrawal. In this event, we have the right to terminate your Contract, including all death benefits, endorsements and, if applicable, optional riders. If this occurs, You will be paid any benefits due to You under any optional living benefit rider. See "Living Benefits" below.

Your withdrawal may be subject to Withdrawal Charges.

Generally, if You request, we will make payments directly to other investments on a tax-free basis. You may only do so if all applicable tax and state regulatory requirements are met and we receive all information necessary for us to make the payment. We may require You to use our original forms.

We will pay the amount of any withdrawal from the Separate Account within seven
(7) days of when we receive the request in Good Order unless a suspension or deferral of payments provision is in effect (see "General -- Suspension of Payments and Transfers" and "General -- Deferral of Payments or Transfers from the Fixed Account").

There may be limits to the amount You can withdraw from certain tax-qualified contracts. (See "Federal Tax Considerations.")

Income taxes, tax penalties and certain restrictions may apply to any withdrawal You make.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each Contract Year for B Class and R Class Contracts. You can receive payments monthly or quarterly during the first Contract Year and monthly, quarterly, semi-annually or annually thereafter. Once the Systematic Withdrawal Program is initiated, the payments will automatically renew each Contract Year. Income taxes, tax penalties and Withdrawal Charges may apply to your withdrawals. Program payment amounts are subject to our required minimums and administrative restrictions. Your Account Value will be reduced by the amount of your Systematic Withdrawal Program payments and applicable Withdrawal Charges. Payments under this program are not the same as Annuity Payments You would receive under an annuity option.

If You do not provide us with your desired allocation, or there are insufficient amounts in the Investment Option(s), EDCA Program or the Fixed Account that You selected, the payments will be taken out pro rata from the Fixed Account, EDCA Program and any Investment Option(s) in which You then have money.

Selecting a Payment Date: Your payment date is the date we make the withdrawal. You may choose any calendar day for the payment date, other than the 29th, 30th or 31st of the month. When You select or change a payment date, we must receive your request at least ten (10) days prior to the selected payment date. (If You would like to receive your Systematic Withdrawal Program payment on or about the first of the month, You should make your request by the 20th day of the month.) If we do not receive your request in time, we will make the payment the following month after the date You selected. If You do not select a payment date, we will automatically begin systematic withdrawals within 30 days after we receive your request (other than the 29th, 30th or 31st of the month).

You may request to stop your Systematic Withdrawal Program at any time. We must receive any request in Good Order at least thirty (30) days in advance. Although we need your written authorization to begin this program, You may cancel this program at any time by telephone or by writing to us (or over the Internet, if we agree) at Annuity Service Office. We will also terminate your participation in the program upon notification of your death.

Systematic Withdrawal Program payments may be subject to a Withdrawal Charge unless an exception to this charge applies. We will determine separately the Withdrawal Charge and any relevant factors (such as applicable exceptions) for each Systematic Withdrawal Program payment as of the date it is withdrawn from your Contract.

MINIMUM DISTRIBUTIONS

In order to comply with certain tax law provisions, You may be required to take money out of the Contract. We have a required minimum distribution service that can help You fulfill minimum distribution requirements. We will terminate your participation in the program upon notification of your death.

EXPENSES

There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT CHARGES. Each day, we make a deduction for our Separate Account charges (which consist of the mortality and expense charge, the administration charge and the charges related to certain optional death benefit riders). We do this as part of our calculation of the Accumulation Units Value. We reserve the right to charge an additional Separate Account charge for an Investment Option in the future.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to the percentages below of the average daily net asset value of each Investment Option:

                          ----------------------------

                                 Mortality and Expense
                          Class         Charge
                          ----------------------------
                           B             [0.85]%
                          ----------------------------
                           R             [0.75]%
                          ----------------------------

This charge compensates us for mortality risks we assume, including making Annuity Payments that will not change based on our actual mortality experience and waiving Withdrawal Charges in the event of the Owner's death during the Accumulation Period. The charge also compensates us for expense risks we assume to cover Contract maintenance expenses. These expenses may include issuing Contracts, maintaining records, making and maintaining Investment Options available under the Contract and performing accounting, regulatory compliance and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the Contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to the percentages below of the average daily net asset value of each Investment
Option:

                          ----------------------------

                          Class  Administration Charge
                          ----------------------------
                           B             [0.25]%
                          ----------------------------
                           R             [0.25]%
                          ----------------------------

This charge, together with the Annual Contract Fee, is for the expenses associated with the administration of the Contract. Some of these expenses are: issuing Contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the Contracts.

DEATH BENEFIT RIDER CHARGES. If You select one of the following death benefit riders, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Period) is equal, on an annual basis, to the percentages below of the average daily net asset value of each Investment Option:

                                            B Class R Class
                                            ------- -------
  Optional Return of Premium Death Benefit. [0.30]% [0.30]%
-----------------------------------------------------------
  Optional Annual Step-Up Death Benefit.... [0.55]% [0.55]%
-----------------------------------------------------------

ANNUAL CONTRACT FEE


  There is a $[50] Annual Contract Fee. This fee is waived if your Account Value is at least $[75,000]. It is deducted on a pro rata basis from the Investment Options and Fixed Account, if available, on the Contract Anniversary. Regardless of the amount of your Account Value, the entire fee will be deducted at the time of a total withdrawal of your Account Value. If the Account Value is less than the Annual Contract Fee, the Contract will be terminated upon application of the fee. This charge pays us for our miscellaneous administrative costs. These costs which we incur include financial, actuarial, accounting and legal expenses.

During the Annuity Period, the Annual Contract Fee may be deducted each Contract Year pro-rata from each Annuity Payment. On the Annuity Calculation Date, if the entire Adjusted Account Value is being applied to provide Annuity Payments, a pro rata portion of the Annual Contract Fee based on the Account Value on the Annuity Calculation Date and the number of completed months in the current Contract Year will also be deducted from the Account Value as described above.

OPTIONAL GWB -- RIDER CHARGE

The GWB is available for an additional charge of [0.90]% of the Total Guaranteed Withdrawal Amount (as defined later in this Prospectus), deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Automatic Annual Step-Up by withdrawing amounts on a pro rata basis from your EDCA Program balance and Account Value in the Separate Account. We take amounts from the Investment Options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

Upon an Automatic Annual Step-Up, we may increase the charge applicable beginning after the Contract Anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Automatic Annual Step-Up.

If You make a total withdrawal of your Account Value, elect to receive Annuity Payments under your Contract or change the Owner or Joint Owner (or Annuitant if the Owner is a non-natural person), a pro rata portion of the GWB charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant or the assignment. If the GWB optional benefit is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the Contract), or it is cancelled pursuant to the cancellation provisions of the optional benefit, no GWB optional benefit charge will be assessed based on the period from the last Contract Anniversary to the date the termination or cancellation takes effect. The GWB charge is not assessed while your Remaining Guaranteed Withdrawal Amount equals zero.

OPTIONAL GLWB -- RIDER CHARGE

The GLWB optional benefit is available for an additional charge of [1.20]% of the Benefit Base (as defined later in this Prospectus), deducted for the prior Contract Year on the Contract Anniversary prior to taking into account any Automatic Step-Up by withdrawing amounts on a pro rata basis from your EDCA Program balance and Account Value in the Separate Account. We take amounts from the Investment Options that are part of the Separate Account by canceling Accumulation Units from your Account Value in the Separate Account.

Upon an Automatic Step-Up, we may increase the charge applicable beginning after the Contract Anniversary on which the Automatic Step-Up occurs to a rate that does not exceed the lower of: (a) the GLWB optional benefit maximum charge (2.00%) or (b) the current rate that we would charge for the same optional benefit with the same benefits, if available, for new Contract purchases at the time of the Automatic Step-Up.

If You make a total withdrawal of your Account Value prior to the Lifetime Withdrawal Age or that was an Excess Withdrawal, elect to receive Annuity Payments under your Contract, change the Owner or Joint Owner (or Annuitant if the Contract Owner is a non-natural person) or assign your Contract, a pro rata portion of the GLWB optional benefit charge will be assessed based on the number of months from the last Contract Anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant or the assignment. If the GLWB optional benefit is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the Contract), or it is cancelled pursuant to the cancellation provisions of the optional benefit, no GLWB optional benefit charge will be assessed based on the period from the last Contract Anniversary to the date the termination or cancellation takes effect.

PREMIUM AND OTHER TAXES

     We reserve the right to deduct from Purchase Payments, Account Value, withdrawals, death benefits or Annuity Payments any taxes relating to the
Contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and Annuity Payments to the extent required by law. New York does not currently assess premium taxes on Purchase Payments You make. We will, at our sole discretion, determine when taxes relate to the Contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the Account Value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.

TRANSFER FEE

We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a fee were to be imposed, it would be $25.00 for each transfer over twelve (12) in a Contract Year (excluding transfers resulting from the automated investment strategy or the EDCA Program). The transfer fee will be deducted from the Investment Options or the Fixed Account from which the transfer is made, or if the entire interest in the Investment Option or the Fixed Account is being transferred, from the amount transferred.

INCOME TAXES

We reserve the right to deduct from the Contract for any income taxes which we incur because of the Contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the Contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the Contract, and in that event we may deduct such tax from the Contract. At the present time, however, we are not incurring any such income tax or making any such deductions.

WITHDRAWAL CHARGES

   Upon withdrawal of all or a portion of the Account Value, a Withdrawal Charge as set forth below may be assessed. For a partial withdrawal, the
Withdrawal Charge will be deducted from the remaining Account Value, if sufficient, or from the amount withdrawn. Under certain circumstances, described below and on your Contract, a withdrawal may be made without the imposition of a Withdrawal Charge (see "When No Withdrawal Charge Applies" below).

A Withdrawal Charge is assessed against Purchase Payments withdrawn and is calculated at the time of each withdrawal. Each Purchase Payment is tracked from the date of its receipt. Amounts will be withdrawn from your Contract in the following order:

1. Earnings in the Contract (earnings are equal to your Account Value less Purchase Payments not withdrawn); then

2. The free withdrawal amount described below, if any; then

3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest Purchase Payment first, the next Purchase Payment second, etc. until all Purchase Payments have been withdrawn.

The Withdrawal Charge on purchase payments withdrawn for each class is as follows:


   NUMBER OF COMPLETE YEARS FROM RECEIPT OF PURCHASE PAYMENT  B CLASS R CLASS
   ---------------------------------------------------------  ------- -------
                       0.....................................   [7%      8%
                       1.....................................    6%      8%
                       2.....................................    6%      7%
                       3.....................................    5%      6%
                       4.....................................    4%      5%
                       5.....................................    3%      4%
                       6.....................................    2%      3%
                       7.....................................    0%      2%
                       8.....................................    0%      1%
                       9 and thereafter......................    0%      0%]

The Withdrawal Charge reimburses us for our costs in selling the Contracts. We may use our profits (if any) from the Separate Account charge to pay for our costs to sell the Contracts which exceed the amount of Withdrawal Charges we collect.

FREE WITHDRAWAL AMOUNT. Each Contract Year, You may make a withdrawal of a portion of your Account Value free from any Withdrawal Charge. The free withdrawal amount is equal to 10% of your total Purchase Payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.

DIVORCE. A withdrawal made pursuant to a divorce or separation agreement is subject to the same Withdrawal Charge provisions described in this section, if permissible under tax law. In addition, the withdrawal will reduce the Account Value, the death benefit and the amount of any optional benefit (including the benefit base that we use to determine the guaranteed amount of the benefit). The amount withdrawn could exceed the maximum amount that can be withdrawn without causing a proportionate reduction in the benefit base used to calculate the guaranteed amount provided by an optional benefit, as described in "Death Benefit - Generally" and "Living Benefits." The withdrawal could have a significant negative impact on the death benefit and on any optional benefit.

WHEN NO WITHDRAWAL CHARGE APPLIES

In some cases, we will not charge You the Withdrawal Charge when You make a withdrawal. We may, however, ask You to prove that You meet any of the conditions listed below.

You do not pay a Withdrawal Charge:

..   On transfers You make within your Contract among the Investment Options and transfers to or from the Fixed Account.

..   On withdrawals of Purchase Payments You made over seven (7) Contract Years ago for the B Class and nine (9) Contract Years ago for the R Class.

..   If You die during the Accumulation Period. Your Beneficiary will receive the full death benefit without deduction.

..   If your Contract permits and your spouse is substituted as the Owner of the
    Contract and continues the Contract, that portion of the Account Value that is equal to the "step-up" portion of the death benefit.

..   If You withdraw only your earnings from the Contract.

..   If You withdraw up to 10% of your total Purchase Payments, per Contract
    Year. This 10% total withdrawal may be taken in an unlimited number of partial withdrawals during that Contract Year.

..   If the withdrawal is to avoid required Federal income tax penalties (not including Section 72(t) or (q) under the Code) or to satisfy Federal income tax rules that apply to your Contract (including minimum distribution requirements). For purposes of this exception, we assume that the Contract is the only Contract or funding vehicle from which distributions are required to be taken and we will ignore all other Account Values. This exception does not apply if You have a Non-Qualified or Roth IRA Contract.

..   If You accept an amendment converting your Traditional IRA Contract to a
    Roth IRA Contract.

..   If You properly "recharacterize" as permitted under Federal tax law your
    Traditional IRA deferred annuity, Roth IRA deferred annuity or SIMPLE IRA deferred annuity.

..   This Contract feature is only available if You are less than 76 years old on the Contract Issue Date. After the first Contract Year, to withdrawals to which a Withdrawal Charge would otherwise apply, if You have been either the Contract Owner continuously since the issue of the Contract or the spouse who continues the Contract:

  . Has been a resident of certain nursing home facilities or a hospital for a minimum of 90 consecutive days or for a minimum total of 90 days where there is no more than a 6-month break in that residency and the residencies are for related causes, where You have exercised this right no later than 90 days of exiting the nursing home facility or hospital; or

  . Is diagnosed with a terminal illness and not expected to live more than 12 months.

..   This Contract feature is only available if (i) You are less than 65 years old on the date You became disabled, (ii) the Issue Date preceded your 64th birthday and (iii) the disability commences subsequent to the first Contract Anniversary. After the first Contract Year, if You are disabled as defined in the Federal Social Security Act and if You have been the Contract Owner continuously since the issue of the Contract or the spouse who continues the Contract.

..   Upon maturity of the Contract.

..   If any portion of your adjusted Account Value is applied to an annuity option.

..   If any waiver is included subject to the issuance of a rider.

..   If we refund a Purchase Payment because it exceeds the required limits.

..   If You transfer your Account Value to another First MetLife Investors annuity, provided that we agree in writing that none will apply.

..   Upon the issuance of the Contract with proceeds from another First MetLife
    Investors or First MetLife Investors affiliate annuity, if we agree in writing that none will apply to those proceeds.

..   If we agree in writing that none will apply.

Any waiver of a Withdrawal Charge by written agreement will be in accordance with applicable law.

GENERAL. We may elect to reduce or eliminate the amount of the Withdrawal Charge when the Contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the Contract, or if a prospective purchaser already had a relationship with us.

INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of each Investment Option, which are described in the fee tables in this Prospectus and the Investment Option prospectuses. These deductions and expenses are not charges under the terms of the Contract, but are represented in the share values of each Investment Option and the unit values of the corresponding Subaccount.

FREE LOOK

   This Contract may be returned for any reason within ten (10) days after You receive it by mailing or delivering the Contract to us at the Annuity
Service Office or to an agent of the Company. Return of this Contract by mail is effective on being postmarked, properly addressed and postage prepaid. We will promptly refund your Account Value, plus the sum of all fees and charges deducted from the Purchase Payment as of the Business Day we receive your Contract. Your Account Value may be more or less than your Purchase Payment.

DEATH BENEFIT--GENERALLY

   During the Accumulation Period, upon your death, or upon the first death of a Joint Owner, the death benefit will be paid to your Beneficiary(ies). You name your Beneficiary(ies).

Your Account Value is the Standard Death Benefit for your Contract. At the time You purchase the Contract. You can select an optional death benefit (the Return of Premium Death Benefit or Annual Step-Up Death Benefit).

The death benefits are described below. If You have already been issued a Contract, please check your Contract and optional death benefits for the specific provisions applicable to You.

The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Until the Beneficiary (or first Beneficiary, if there are multiple Beneficiaries) submits the necessary documentation in Good Order, the Account Value attributable to his/her portion of the death benefit remains in the Investment Option(s) and is subject to investment risk. The risk is borne by the Beneficiary(ies). If your Account Value is reduced to zero, this Contract, including any death benefit under the Contract, will terminate. This means you would have paid for a death benefit that you did not use. See also "The Annuity Contract - Inactive Contract" and "The Annuity Contract - Contracts with No Account Value" for additional information about termination of your Contract.

Where there are multiple Beneficiaries, any guaranteed death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the guaranteed death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the Contract's Account Value an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. The remaining death benefit amounts are held in the Investment Option(s) until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit and are subject to investment risk until we receive his/her necessary documentation.

If you have a Joint Owner, the death benefit will be paid when the first Owner dies. If Joint Owners have been named, unless you inform us otherwise by Notice, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated in a Notice to us.

If You are a non-natural person, then the life of the Annuitant is the basis for determining the death benefit. If there are Joint Owners, the oldest of the two will be used as a basis for determining the death benefit.

If we are presented with notification of your death before any requested transaction is completed (including transactions under the automated investment strategy, the EDCA Program and other optional dollar cost averaging programs, the automated required minimum distribution service and the Systematic Withdrawal Program), we will cancel the request. As described above, the death benefit will be determined when we receive due proof of death and an election for the payment method.

If You are a natural person and You change ownership of the Contract to someone other than your spouse, the death benefit is calculated as described in the following pages except all values used to calculate the death benefit, which may include Highest Anniversary Value as of each Contract Anniversary (depending on whether You choose an optional benefit), are reset to the Account Value on the date of the change in Contract Owner.

Unless You provide otherwise, if a death benefit is payable, the death benefit will be paid in equal shares or all to the Beneficiary(ies) as follows:

  . to the primary Beneficiary(ies) who survive You (or if the Owner is not a natural person, the Annuitant's death); or if there are none, then

  . to the contingent Beneficiary(ies) who survive You (or if the Owner is not a natural person, the Annuitant's death); or if there are none, then

  .   to your estate.

DUE PROOF OF DEATH: We will require due proof of death before any death benefit is paid. Due proof of death will be:

  .   a certified death certificate;

  . a certified decree of a court of competent jurisdiction as to the finding of death;

  . a written statement by a licensed medical doctor who attended the deceased; or

  .   any other proof satisfactory to us.

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DEATH BENEFIT PAYMENT OPTIONS:  A Beneficiary must elect the death benefit to be paid under one of the options below (unless the Owner has previously chosen an option) in the event of the death of an Owner during the Accumulation Period. In addition, if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Owner's rights under the Contract. The death benefit options available under the Contract are:

  .   Lump sum payment of the death benefit; or

  . The payment of the entire death benefit within five (5) years of the date of the death of the Owner or the first Joint Owner to die; or

  . Payment of the death benefit under an annuity option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one (1) year of the date of death of the Owner or the first Joint Owner to die.

Any portion of the death benefit not applied under the third option within one
(1) year of the date of the Owner's or the first Joint Owner's death must be distributed within five (5) years of the date of death.

If a lump sum payment is requested, the amount will be paid within seven
(7) days of receipt of due proof of death and an election for such payment method, unless the suspension of payments provision is in effect (see "General Information -- Valuation -- Suspension of Payments or Transfers").

Any death benefit will be paid in accordance with applicable law or regulations governing death benefit payments.

DEATH OF OWNER DURING THE ANNUITY PERIOD: If the Owner or a Joint Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Annuity Period, the Beneficiary becomes the Owner.

SPOUSAL CONTINUATION. If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the Contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Option and/or the Fixed Account in the ratio that the Account Value in the Investment Option and/or the Fixed Account bears to the total Account Value. The terms and conditions of the Contract that applied prior to the Owner's death will continue to apply, including the ability to make Purchase Payments.

For purposes of the death benefit on the continued Contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit are reset on the date the spouse continues the Contract.

Spousal continuation will not satisfy required minimum distribution rules for tax-qualified Contracts other than IRAs (see "Federal Tax Considerations").

For information on Spousal Continuation regarding the GLWB optional benefit, see the "Operation of the GLWB -- Spousal Continuation."

Any reference to "spouse" (including any Code reference) includes those persons who are married under state law, regardless of sex.

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DEATH OF ANNUITANT:  Upon the death of an Annuitant, who is not the Owner or
Joint Owner, during the Accumulation Period, the Owner automatically becomes the Annuitant. The Owner may select a new Annuitant if the Owner does not want to be the Annuitant. Any new Annuitant designation will be subject to the Company's specified age requirements then in effect. If the Owner is a non-natural person, the death of the primary Annuitant will be treated as the death of the Owner.

Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as specified in the annuity option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

"STRETCH IRA" CONTRACTS. We permit your Beneficiary to hold the Traditional IRA Contract in your name after your death for his/her benefit. We issue a new Contract to your Beneficiary to facilitate the distribution of payments. The designated Beneficiary's interest in the Contract must be distributed in accordance with minimum required distribution rules for contracts under the income tax regulations over a period no longer than the designated Beneficiary's single life expectancy with the distributions beginning within 12 months after the date of your death. The new Contract is issued in the same Contract class as your Contract. In that case the Account Value would be reset to equal the death benefit on the date the Beneficiary submits the necessary documentation in Good Order. (Any additional amounts added to the Account Value would be allocated in the same proportions to each balance in an Investment Option and the Fixed Account as each bears to the total Account Value.) There would be a second death benefit payable upon the death of the Beneficiary. Your Beneficiary is permitted to make additional Purchase Payments consisting generally of monies which are direct transfers (as defined under the tax law) from other IRA contracts in the name of the same decedent. Any additional Purchase Payments would be subject to applicable Withdrawal Charges. The Beneficiary may be permitted to choose some optional benefits available under the Contract, but certain Contract provisions or programs may not be available.

If your Beneficiary holds the Traditional IRA Contract in your name after your death for his/her benefit, the death benefit would be calculated as described in the following pages except all values used to calculate the death benefit, which may include Highest Anniversary Value as of each Contract Anniversary, would be reset to the Account Value which has been adjusted to include the death benefit on the date the Beneficiary then holds the Contract. At the death of the Beneficiary, the Beneficiary's Beneficiary may be limited by tax law as to the method of distribution of any death benefit.

"STRETCH NON-QUALIFIED" CONTRACTS. We permit your Beneficiary to hold the Non-Qualified Contract in your name after your death for his/her benefit. We issue a new Contract to your Beneficiary to facilitate the distribution of payments. The designated Beneficiary's interest in the Contract must be distributed in accordance with minimum required distribution rules for contracts under the income tax regulations over a period no longer than the designated Beneficiary's single life expectancy with the distributions beginning within 12 months after the date of your death. The new Contract is issued in the same Contract class as your Contract. In that case the Account Value would be reset to equal the death benefit on the date the Beneficiary submits the necessary documentation in Good Order. (Any additional amounts added to the Account Value would be allocated in the same proportions to each balance in an Investment Option and the Fixed Account as each bears to the total Account Value.) There would be a second death benefit payable upon the death of the Beneficiary. Your Beneficiary is permitted to make additional Purchase Payments consisting generally of monies which are direct transfers (as defined under the tax law) from other non-qualified contracts in the name of the same decedent. Any additional Purchase Payments would be subject to applicable Withdrawal Charges. The Beneficiary may be permitted to choose some of the optional benefits available under the Contract, but no optional living benefit options are available and certain Contract provisions or programs may not be available.

If your Beneficiary holds the Non-Qualified Contract in your name after your death for his/her benefit, the death benefit would be calculated as described in the following pages except all values used to calculate the death benefit, which may include Highest Anniversary Value as of each Contract Anniversary, would be reset to the Account Value which has been

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adjusted to include the death benefit on the date the Beneficiary then holds the Contract. At the death of the Beneficiary, the Beneficiary's Beneficiary may be limited by tax law and our administrative procedures as to the available methods and period of distribution of any death benefit.

TOTAL CONTROL ACCOUNT. The Beneficiary may elect to have the Contract's death proceeds paid through a settlement option called the Total Control Account. The Total Control Account is an interest-bearing account through which the Beneficiary has immediate and full access to the proceeds, with unlimited draft writing privileges. We credit interest to the account at a rate that will not be less than a guaranteed minimum annual effective rate.

Assets backing the Total Control Accounts are maintained in our General Account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum annual effective rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

STANDARD DEATH BENEFIT -- ACCOUNT VALUE

The death benefit will be equal to the Account Value as of the end of the Business Day on which we received both due proof of death and an election for a payment method.

OPTIONAL DEATH BENEFIT -- RETURN OF PREMIUM

The optional Return of Premium Death Benefit guarantees that the death benefit will be the greater of:

1. The Account Value; or

2. Total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable Withdrawal Charge) made after such date."

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Contract in his or her name after the Owner dies, the death benefit amount under the Return of Premium death benefit will be determined in accordance with (1) or (2) above.

You may not purchase this benefit if You are 76 years of age or older.

(See Appendix C for an example of the optional Return of Premium Death Benefit.)

OPTIONAL DEATH BENEFIT -- ANNUAL STEP-UP

   The optional Annual Step-Up Death Benefit is designed to provide protection against adverse investment experience. In general, it guarantees that the death benefit will not be less than the greater of (1) your Account Value; or
(2) your "Highest Anniversary Value" (as described below) as of each Contract Anniversary.

You may purchase at application a death benefit that provides that the death benefit amount is equal to the greater of:

1. The Account Value; or

2. "Highest Anniversary Value" as of each Contract Anniversary, determined as follows:

  .   At issue, the Highest Anniversary Value is your initial Purchase Payment;

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  .   Increase the Highest Anniversary Value by each subsequent Purchase
      Payment;

  . Reduce the Highest Anniversary Value proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable Withdrawal Charge);

  .   On each Contract Anniversary before your 81st birthday, compare the
      (1) then-Highest Anniversary Value to the (2) current Account Value and set the Highest Anniversary Value equal to the greater of the two.

  . After the Contract Anniversary immediately preceding your 81st birthday, adjust the Highest Anniversary Value only to:

     . Increase the Highest Anniversary Value by each subsequent Purchase Payment or

     . Reduce the Highest Anniversary Value proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable Withdrawal Charge).

For purposes of determining the Highest Anniversary Value as of the applicable Contract Anniversary, Purchase Payments increase the Highest Anniversary Value on a dollar for dollar basis. Partial withdrawals, however, reduce the Highest Anniversary Value proportionately, that is, the percentage reduction is equal to the dollar amount of the withdrawal (plus applicable Withdrawal Charges) divided by the Account Value immediately before the withdrawal.

You may not purchase this benefit if You are 76 years of age or older.

(See Appendix C for an example of the optional Annual Step-Up Death Benefit.)

LIVING BENEFITS

OVERVIEW OF LIVING BENEFIT OPTIONAL BENEFITS

We offer optional living benefits that, for certain additional charges, offer protection against market risk (the risk that your investments may decline in value or underperform your expectations). Only one of these optional benefits may be elected, and the optional benefits must be elected at Contract issue. These optional benefits are described briefly below. There may be versions of each optional living benefit that vary by Issue Date. In addition, a version of an optional living benefit may become available (or unavailable) at different times. Please check with your registered representative regarding which version(s) are available in New York State. If You have already been issued a Contract, please check your Contract and optional living benefits for the specific provisions applicable to You. Please see the more detailed description that follows for important information on the costs, restrictions and availability of each optional benefit. We currently offer two types of living benefits -- a guaranteed withdrawal benefit and a guaranteed lifetime withdrawal benefit.

GUARANTEED WITHDRAWAL BENEFIT

  .   GWB v1

The GWB v1 is designed to allow You to invest your Account Value in the Investment Options, while guaranteeing that at least the entire amount of Purchase Payments You make will be returned to You through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the optional benefit.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

  .  GLWB

The GLWB rider is designed to allow You to invest Your Account Value in the Investment Options, while guaranteeing that You will receive lifetime income regardless of investment performance. The guarantee is subject to the conditions

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described in "Guaranteed Lifetime Withdrawal Benefit -- Operation of the GLWB,"
including the condition that withdrawals before a defined age or withdrawals that exceed the maximum amount allowed under the rider in a Contract Year will reduce or eliminate the guarantee.

GWB

If You want to invest your Account Value in the Investment Option(s) during the Accumulation Period, but also want to assure that your entire Purchase Payment will be guaranteed to be returned to You, we offer an optional benefit for an additional charge, called the GWB. The purpose of the GWB is to provide protection against market risk (the risk that the Account Value allocated to the Investment Option(s) may decline in value or underperform your expectations.)

The GWB is designed to allow You to invest your Account Value in the Investment Options, while guaranteeing that at least the entire amount of Purchase Payments You make will be returned to You through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the optional benefit. You may begin taking withdrawals under the GWB immediately or at a later time. This means that, regardless of negative investment performance, You can take specified annual withdrawals until the entire amount of the purchase payments You made during the time period specified in your optional benefit has been returned to You.

You may purchase the GWB if You are age 75 or younger on the effective date of your Contract. You may not have this benefit and another living benefit (GLWB) in effect at the same time. Once elected the GWB may not be terminated except as stated below.

SUMMARY OF THE GWB

The following section provides a summary of how the GWB works. A more detailed explanation of the operation of the GWB is provided in the section below called "Operation of the GWB."

The GWB guarantees that the entire amount of Purchase Payments You make will be returned to You through a series of withdrawals over time. THE GWB DOES NOT GUARANTEE WITHDRAWALS FOR YOUR LIFETIME.

Under the GWB, we calculate a "Total Guaranteed Withdrawal Amount" ("TGWA") that determines, in part, the maximum amount You may receive as withdrawals each year ("Annual Benefit Payment") without reducing your guarantee. The TGWA is multiplied by the applicable withdrawal rate to determine your Annual Benefit Payment. The optional benefit guarantee may be reduced if your annual withdrawals are greater than the Annual Benefit Payment. In any event, withdrawals under a GWB will reduce your Account Value and death benefits.

IT IS IMPORTANT TO RECOGNIZE THAT THE TGWA IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT OPTION. However, if You cancel the GWB after a waiting period of at least fifteen (15) years the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the Issue Date reduced proportionately for any withdrawals. (See "Operation of the GWB -- Cancellation and Guaranteed Principal Adjustment" below.)

While the GWB is in effect, You may only make subsequent Purchase Payments during the GWB Purchase Payment Period. (See "Restrictions on Subsequent Purchase Payments" below.)

OPERATION OF THE GWB

The following section describes how the GWB operates. When reading the following descriptions of the operation of the GWB (for example, the "Total Guaranteed Withdrawal Amount," "Annual Benefit Payment" and "Payment Enhancement Rate" sections), refer to the GWB Rate Table at the end of this section for the specific rates and other terms applicable to your GWB optional benefit.

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(See Appendix D for examples illustrating the operation of the GWB.)

TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the GWB is in effect, we guarantee that You will receive a minimum amount over time. We refer to this minimum amount as the TGWA. The initial TGWA is equal to your initial Purchase Payment. We increase the TGWA (up to a maximum of $5,000,000) by each additional Purchase Payment received during the GWB Purchase Payment Period (see "Restriction on Subsequent Purchase Payments" below). If You take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the TGWA. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, You take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then we will reduce the TGWA in the same proportion that the entire withdrawal (including any applicable Withdrawal Charges) reduced the Account Value. We refer to this type of withdrawal as an Excess Withdrawal. DEPENDING ON THE RELATIVE AMOUNTS OF THE TGWA AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE TGWA (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE TGWA), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE TOTAL AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB OPTIONAL BENEFIT (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The "Remaining Guaranteed Withdrawal Amount" is the remaining amount You are guaranteed to receive over time. The initial Remaining Guaranteed Withdrawal Amount is equal to the initial TGWA. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by additional Purchase Payments received during the GWB Purchase Payment Period (see "Restrictions on Subsequent Purchase Payments" below), and we decrease the Remaining Guaranteed Withdrawal Amount by withdrawals. If You take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount, dollar-for-dollar, by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, You take an Excess Withdrawal then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable Withdrawal Charges) reduces the Account Value. DEPENDING ON THE RELATIVE AMOUNTS OF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE REMAINING AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB OPTIONAL BENEFIT (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals. The Remaining Guaranteed Withdrawal Amount is also used to calculate an alternate death benefit available under the GWB optional benefit (see "Additional Information" below).

ANNUAL BENEFIT PAYMENT. The initial Annual Benefit Payment is equal to the initial TGWA multiplied by the "GWB Withdrawal Rate." If the TGWA is later recalculated (for example, because of the Automatic Annual Step-Up or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new TGWA multiplied by the GWB Withdrawal Rate. (See "Payment Enhancement Feature" below for a feature which may allow You to increase your Annual Benefit Payment during a Contract Year if You are confined to a nursing home.)

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money -- Systematic Withdrawal Program"). While the GWB is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and You may terminate your participation at any time.

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IT IS IMPORTANT TO NOTE:

  . We will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Account Value declines to zero. This means if your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the optional benefit charge, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay You on the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to You each year until your Remaining Guaranteed Withdrawal Amount is depleted. This guarantees that You will receive your Purchase Payments even if your Account Value declines to zero due to market performance, so long as You do not take Excess Withdrawals.

  . IF YOU HAVE ELECTED THE GWB, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GWB, BECAUSE THE GWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL (SEE "GWB RATE TABLE"). AS SHOWN IN THE GWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL WILL RESULT IN A HIGHER GWB WITHDRAWAL RATE. The GWB Withdrawal Rate is used to determine the amount of your Annual Benefit Payment, as described above. Once your GWB Withdrawal Rate has been determined, it will never increase or decrease.

MANAGING YOUR WITHDRAWALS. It is important that You carefully manage your annual withdrawals. To retain the full guarantees of this optional benefit, your annual withdrawals (including any Withdrawal Charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, You should not take Excess Withdrawals. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TGWA AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TGWA MULTIPLIED BY THE GWB WITHDRAWAL RATE.

IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TGWA, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.

IF YOU TAKE AN EXCESS WITHDRAWAL IN A CONTRACT YEAR, YOU MAY BE ABLE TO REDUCE THE IMPACT OF THE EXCESS WITHDRAWAL ON YOUR TGWA, REMAINING GUARANTEE WITHDRAWAL AMOUNT AND ANNUAL BENEFIT PAYMENT BY MAKING TWO SEPARATE WITHDRAWALS (ON DIFFERENT DAYS) INSTEAD OF A SINGLE WITHDRAWAL. The first withdrawal should be equal to Your Annual Benefit Payment (or remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce Your TGWA or Annual Benefit Payment but will reduce the Remaining Guaranteed Withdrawal Amount. The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or remaining Annual Benefit Payment); this withdrawal will reduce your TGWA, Annual Benefit Payment and Remaining Guaranteed Withdrawal Amount. For an example of taking multiple withdrawals in this situation, see Appendix D, "GWB -- Excess Withdrawals -- Single Withdrawal vs. Multiple Withdrawals."

You can always take Non-Excess Withdrawals. However, if You choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your TGWA You cannot withdraw 2% of the TGWA in one year and then withdraw 6% of the TGWA the next year without making an Excess Withdrawal in the second year.

Income taxes and penalties may apply to your withdrawals and Withdrawal Charges may apply to withdrawals during the first Contract Year unless You take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal

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Program. Withdrawal Charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount. (See "Charges -- Withdrawal Charges.")

REQUIRED MINIMUM DISTRIBUTIONS.  For IRAs and other Contracts subject to
Section 401(a)(9) of the Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your Contract is an IRA or other Contract subject to Section 401(a)(9) of the Code, and the required distributions are larger than the TGWA multiplied by the GWB withdrawal Rate, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).

If:

(1)You are enrolled in the automated required minimum distribution service or in both the automated required minimum distribution service and the Systematic Withdrawal Program,

(2)You do not take additional withdrawals outside of these two programs, and

(3)your remaining Annual Benefit Payment for the Contract Year is equal to zero;

we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which You are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GWB" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

AUTOMATIC ANNUAL STEP-UP. On each Contract Anniversary prior to the Contract Owner's 86/th/ birthday, an Automatic Annual Step-Up will occur, provided that the Account Value exceeds the TGWA immediately before the step-up (and provided that You have not chosen to decline the step-up as described below).

The Automatic Annual Step-Up:

  . resets the TGWA and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $5,000,000, regardless of whether or not You have taken any withdrawals;

  . resets the Annual Benefit Payment equal to the GWB Withdrawal Rate multiplied by the TGWA after the step-up; and

  . may reset the GWB optional benefit charge to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Automatic Annual Step-Up.

In the event that the charge applicable to Contract purchases at the time of the step-up is higher than your current GWB optional benefit charge, we will notify You in writing a minimum of thirty (30) days in advance of the applicable Contract Anniversary and inform You that You may choose to decline the Automatic Annual Step-Up. If You choose to decline the Automatic Annual Step-Up, You must notify us in writing at our Annuity Service Office no less than seven (7) calendar days prior to the applicable Contract Anniversary). Once You notify us of your decision to decline the Automatic Annual Step-Up, You will no longer be eligible for future Automatic Annual Step-Ups until You notify us in writing at our Annuity Service Office that You wish to reinstate the step-ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if You intend to make Purchase Payments that would cause your Account Value to approach $5,000,000, because the TGWA and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,000.

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PAYMENT ENHANCEMENT FEATURE.  The Payment Enhancement Feature may allow You to increase your Annual Benefit Payment for a Contract Year if You are confined to a nursing home. Beginning in the fourth Contract Year, You may request that your GWB Withdrawal Rate be multiplied by the Payment Enhancement Rate once each Contract Year, if:

(1)You are confined to a nursing home for at least ninety (90) consecutive days;

(2)your request is received by the Contract Anniversary after the oldest Contract Owner's 80/th/ birthday (However, if we received a request from You by this Contract Anniversary and we approved it, You are permitted to submit additional requests after this Contract Anniversary);

(3)You have not taken withdrawals in that Contract Year in excess of the Annual Benefit Payment at the time the request is approved;

(4)the request and proof satisfactory to us of confinement are received by us at our Annuity Service Office while You are confined;

(5)your Account Value is greater than zero at the time the request is approved; and

(6)the GWB optional benefit has not been terminated.

In the case of Joint Owners, the Payment Enhancement Feature applies to either Joint Owner. If the Contract Owner is not a natural person, the Payment Enhancement Feature applies to the Annuitant.

If You meet the requirements, your Annual Benefit Payment for that Contract Year is recalculated to the greater of:

   (a)the GWB Withdrawal Rate multiplied by the Payment Enhancement Rate and then multiplied by the Total Guaranteed Withdrawal Amount; or;

   (b)your Annual Benefit Payment before the acceptance of your request.

Your remaining Annual Benefit Payment in that year is the new Annual Benefit Payment less any withdrawals already taken in that Contract Year.

The Payment Enhancement Feature may allow You to receive a larger Annual Benefit Payment for a Contract Year without taking an Excess Withdrawal (see "Managing Your Withdrawals" above). The Payment Enhancement Feature does not increase the Total Guaranteed Withdrawal Amount (the minimum total amount you are guaranteed to receive over time under the GWB optional benefit) or the Remaining Guaranteed Withdrawal Amount (the remaining amount you are guaranteed to receive over time under the GWB optional benefit.)

At the end of the Contract Year, your GWB Withdrawal Rate will be reset to what it was prior to the acceptance of your request. In subsequent Contract Years, You may request that your GWB Withdrawal Rate be increased by the Payment Enhancement Rate if You meet the conditions above.

The Payment Enhancement Feature is only available if the oldest Contract Owner is age 75 or younger at the Contract Issue Date.

CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the GWB on the Contract Anniversary every five (5) Contract Years for the first fifteen (15) Contract Years and annually thereafter. We must receive your cancellation request within thirty (30) days following the applicable Contract Anniversary in accordance with our administrative procedures (currently we require You to submit your request in writing to our Annuity Service Office). The cancellation will take effect upon our receipt of your request. If cancelled , the GWB will terminate we will no longer deduct the GWB optional benefit charge, and the investment allocation restrictions and subsequent Purchase Payment restrictions described in "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GWB v1" will no longer apply. The Contract, however, will continue.

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If You cancel the GWB optional benefit on the 15/th/ Contract Anniversary or any Contract Anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the Contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) -
(b) where:

   (a)is Purchase Payments credited within 120 days of the Issue Date, reduced proportionately by the percentage reduction in Account Value attributable to any partial withdrawals taken (including any applicable Withdrawal Charges) and;

   (b)is the Account Value on the date of cancellation.

The Guaranteed Principal Adjustment will be added to each applicable Investment Option in the ratio the portion of the Account Value in such Investment Option bears to the total Account Value in all Investment Options. The Guaranteed Principal Adjustment will never be less than zero.

IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS (IF PERMITTED UNDER THE GWB: SEE "RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS" BELOW) SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GWB MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GWB FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.

INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GWB investment allocation restrictions see "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GWB v1."

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB optional benefit is in effect, You are limited to making Purchase Payments within the GWB Purchase Payment Period (see the GWB Rate Table). If the GWB optional benefit is cancelled (see "Cancellation and Guaranteed Principal Adjustment" above) or terminated (see "Termination of the GWB Optional Benefit" below), this restriction on subsequent Purchase Payments no longer applies.

WITHDRAWAL CHARGE. We will apply a Withdrawal Charge to withdrawals from Purchase Payments as described in "Charges -- Withdrawal Charges" (also see "Charges -- Withdrawal Charges -- Free Withdrawal Amount" and "Access to Your Money -- Systematic Withdrawal Program").

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2 , a 10% Federal income tax penalty may apply.

TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GWB OPTIONAL BENEFIT IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE REMAINING GUARANTEED WITHDRAWAL AMOUNT UNDER THE GWB OPTIONAL BENEFIT AT THE TIME OF THE WITHDRAWAL, IF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IS GREATER THAN THE ACCOUNT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISER PRIOR TO PURCHASE.

GWB AND DECEDENT CONTRACTS. If You are purchasing the Contract with a nontaxable transfer of the death benefit proceeds of any annuity Contract or IRA (or any other tax-qualified arrangement) of which You were the Beneficiary and You are "stretching" the distributions under the IRS required distribution rules, You may purchase the GWB optional benefit.

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

If You are purchasing the Contract with a nontaxable transfer of the death benefit proceeds of any Non-Qualified annuity Contract of which You were the Beneficiary and You are "stretching" the distributions under the IRS required distribution rules, You may not purchase the GWB optional benefit.

TERMINATION OF THE GWB OPTIONAL BENEFIT. The GWB optional benefit will terminate upon the earliest of:

(1)the date of a full withdrawal of the Account Value (You are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the withdrawal did not exceed the Annual Benefit Payment and the provisions and conditions of the optional benefit have been met) (a pro rata portion of the optional benefit charge will be assessed);

(2)the date all of the Account Value is applied to an Annuity Payment type (a pro rata portion of the optional benefit charge will be assessed.);

(3)the date there are insufficient funds to deduct the GWB optional benefit charge from the Account Value and your Contract is thereby terminated (whatever Account Value is available will be applied to pay the optional benefit charge and You are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the provisions and conditions of the optional benefit have been met; however, You will have no other benefits under the Contract);

(4)the death of the Contract Owner or Joint Owner (or the Annuitant if the Contract Owner is a non-natural person), except where the primary Beneficiary is the spouse, the spouse is age 80 or younger, and the spouse elects to continue the Contract under the spousal continuation provisions of the Contract;

(5)a change of the Contract Owner or Joint Owner for any reason subject to our administrative procedures (a pro rata portion of the optional benefit charge will be assessed);

(6)the effective date of the cancellation of the optional benefit; or

(7)the termination of the Contract to which the optional benefit is attached, other than due to death (a pro rata portion or the optional benefit charge will be assessed).

Under our current administrative procedures, we will waive the termination of the GWB optional benefit if You assign a portion of the Contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity Contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable Withdrawal Charges.

Once the optional benefit is terminated, the GWB optional benefit charge will no longer be deducted, the GWB investment allocation restrictions will no longer apply, and the GWB restrictions on subsequent Purchase Payments will no longer apply.

ADDITIONAL INFORMATION. The GWB optional benefit may affect the death benefit available under your Contract. If the Contract Owner or Joint Owner should die while the GWB optional benefit is in effect, the Beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. The Beneficiary's withdrawal rights then come to an end. Currently , there is no minimum dollar amount for the payments; however, we reserve the right to accelerate any payment, in a lump sum, that is less than $500 (see below). This death benefit will be paid instead of the applicable contractual death benefit. Otherwise, the provisions of that contractual death benefit will determine the amount of the death benefit. Except as may be required by the Code, an annual payment will not exceed the Annual Benefit Payment. If your Beneficiary dies while such payments are made, we will continue making the payments to the Beneficiary's estate unless we have agreed to another payee in writing. If the Contract is a Non-Qualified Contract, any death benefit must be

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
paid out over a time period and in a manner that satisfies Section 72(s) of the Code. If the Contract Owner (or the Annuitant, if the Contract Owner is not a natural person ) dies prior to the "annuity starting date" (as defined under the Code and regulations thereunder), the period over which the Remaining Guaranteed Withdrawal Amount is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Remaining Guaranteed Withdrawal Amount must be paid out within five (5) years from the date of death. Payments under this death benefit must begin within twelve (12) months following the date of death.

We reserve the right to accelerate any payment, in a lump sum that is less than $500 or to comply with requirements under the Code (including minimum distribution requirements for IRAs and other Contracts subject to section 401(a)(9) of the Code and Non-Qualified Contracts subject to Section 72(s)). If You terminate the GWB optional benefit because (1) You make a total withdrawal of your Account Value; (2) your Account Value is insufficient to pay the GWB optional benefit charge; or (3) the Contract Owner dies except where the Beneficiary or Joint Owner is the spouse of the Contract Owner and the spouse elects to continue the Contract. You may not make additional Purchase Payments under the Contract.

GWB AND ANNUITIZATION. Since the Annuity Date at the time You purchase the Contract is generally the later of the first Contract Anniversary after the oldest Owner's 90th birthday or ten (10) years from the Issue Date. You must make an election if You would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in New York State, and our current established administrative procedures). If You elect to extend your Annuity Date to the latest date permitted, and that date is reached, your Contract must be annuitized (see "Annuity Payments (The Annuity Period)"), or You must make a complete withdrawal of your Account Value. If You annuitize at the latest date permitted, You must elect one of the following options:

(1)Annuitize the Account Value under the Contract's annuity provisions.

(2)Elect to receive the Annual Benefit Payment under the GWB optional benefit paid each year until the Remaining Guaranteed Withdrawal Amount ("RGWA") is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the RGWA to zero.

If You do not select an Annuity Payment type or elect to receive payments under the GWB optional benefit, we will annuitize your Contract under the Life Annuity with Ten (10) Years of Annuity Payments Guaranteed option. However, if we do, we will adjust your payment or Annuity Payment option, if necessary, so your aggregate payments will not be less than what You would have received under the GWB optional benefit.

(See "Appendix D" for examples of the GWB.)

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GWB

For IRAs and other Contracts subject to Section 401(a)(9) of the Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the GWB optional benefit, our automated required minimum distribution service can help You fulfill minimum distribution requirements with respect to your Contract without reducing the TGWA and RGWA on a proportionate basis. (Reducing the TGWA and RGWA on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GWB optional benefit.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to You on a monthly, quarterly, semi-annual or annual basis.

Alternatively, You may choose to enroll in the both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money -- Systematic Withdrawal Program"). In order to avoid taking withdrawals

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that could reduce the TGWA and RGWA on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the GWB Withdrawal Rate multiplied by the TGWA each Contract Year. Any amounts above the GWB Withdrawal Rate multiplied by the TGWA that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if You elect the GWB, enroll in the Systematic Withdrawal Program and elect to receive monthly payments equal to the GWB Withdrawal Rate multiplied by the TGWA, You should also enroll in the automated required minimum distribution service and elect to receive Your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If You enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, You should not make additional withdrawals outside the programs. Additional withdrawals may result in the TGWA, RGWA and Annual Benefit Payment being reduced.

To enroll the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact our Annuity Service Office.

GWB RATE TABLE

The GWB Rate Table lists the following for the GWB.

  . GWB Withdrawal Rate: if You take withdrawals that do not exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount, those withdrawals will not reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment. (Taking withdrawals that do exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount will reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment and may have a significant negative impact on the value of the benefits available under GWB -- see "Operation of the GWB -- Managing Your Withdrawals.") For IRAs and other qualified Contracts, also see "Operation of the GWB -- Required Minimum Distributions."

  . GWB Purchase Payment Period: the period of time following the Contract Issue Date during which You may make subsequent Purchase Payments (see " Operation of the GWB -- Restrictions on Subsequent Purchase Payments"); and

  . Payment Enhancement Rate: the percentage by which the GWB Withdrawal Rate will be increased if You request and meet the requirements of the Payment Enhancement Feature under the GWB optional benefit (see "Operation of the GWB -- Payment Enhancement Rate").

DIFFERENT VERSIONS OF THE GWB. From time to time, we may introduce new versions of the GWB. If we introduce a new version of the optional benefit, we generally will do so by updating the GWB Rate Table to show the new version, together with any prior versions, the dates each optional benefit version was offered, and the specific rates and other terms applicable to each version. Changes to the GWB Rate Table after the date of this Prospectus, reflecting a new version of the optional benefit, will be made in a supplement to the Prospectus.

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

GWB RATE TABLE

                                                            GWB
          Date       Date               GWB               Purchase       Payment
         First       Last           Withdrawal            Payment      Enhancement
        Available  Available           Rate               Period          Rate
----------------------------------------------------------------------------------
                                  if first       5.0%
                                 withdrawal
GWB v1  [ / /16]      --      taken before 5th         120 days from       150%
                                  Contract             Contract Issue
                                 Anniversary                Date
                              -------------------------
                                  if first       6.0%
                                 withdrawal
                              taken on or after
                                5th Contract
                               Anniversary but
                                 before 10th
                                  Contract
                                 Anniversary
                              -------------------------
                                  if first       7.0%
                                 withdrawal
                              taken on or after
                                10th Contract
                                 Anniversary

GLWB

If You want to invest your Account Value in the Investment Option(s) during the Accumulation Period, but also want to guarantee that You will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or Excess Withdrawals will reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee), we offer an optional benefit for an additional charge, called the Guaranteed Lifetime Withdrawal Benefit (the "GLWB"). Currently we offer two variations of the GLWB optional benefit:
FlexChoice Level and FlexChoice Expedite (see "GLWB Variations" below).

The GLWB optional benefit is designed to allow You to invest your Account Value in the Investment Options, while guaranteeing that You will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below. You may begin taking withdrawals under the GLWB optional benefit immediately or at a later time; however, any withdrawals taken prior to the Lifetime Withdrawal Age will reduce the Benefit Base (see "Managing Your Withdrawals" below).

You may purchase the GLWB optional benefit if You are at least the Minimum Issue Age (see "GLWB Rate Table") and not older than age 85 on the effective date of your Contract. You may elect this optional benefit together with the optional Return of Premium Death Benefit or the Annual-Step Up Death Benefit. You may not elect this optional benefit together with the GWB v1. Once elected the GLWB optional benefit may not be terminated except as stated below.

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SUMMARY OF THE GLWB

The following section provides a summary of how the GLWB optional benefit works. A more detailed explanation of the operation of the GLWB optional benefit is provided in the section below called "Operation of the GLWB."

The GLWB optional benefit guarantees that You will receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" below (including the condition that withdrawals before the Lifetime Withdrawal Age or Excess Withdrawals may reduce the payments under the guarantee or, if such withdrawals reduce the Account Value to zero, eliminate the guarantee). THE GLWB OPTIONAL BENEFIT DOES NOT GUARANTEE LIFETIME INCOME IF YOUR ACCOUNT VALUE IS REDUCED TO ZERO DUE TO A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE OR A WITHDRAWAL THAT IS AN EXCESS WITHDRAWAL (SEE "MANAGING YOUR WITHDRAWALS" BELOW).

Under the GLWB optional benefit, we calculate a Benefit Base (the "Benefit Base") that determines the maximum amount You may receive as withdrawals each Contract Year after the Lifetime Withdrawal Age (the "Annual Benefit Payment") without reducing your Benefit Base, and determines the amount of any lifetime payments if the Account Value is reduced to zero. The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin. The Benefit Base will be reduced for any withdrawal prior to the Lifetime Withdrawal Age or any Excess Withdrawal (and any subsequent withdrawals in the Contract Year that an Excess Withdrawal occurs). In any event, withdrawals under the GLWB optional benefit will reduce your Account Value and death benefits.

IT IS IMPORTANT TO RECOGNIZE THAT THE BENEFIT BASE IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM OR PAID AS A DEATH BENEFIT AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT OPTION. However, if You cancel the GLWB optional benefit after a waiting period of at least ten
(10) years (the "Guaranteed Principal Adjustment Eligibility Date") the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the Issue Date reduced proportionately for any withdrawals, if greater than the Account Value at the time of the cancellation. (See "Cancellation and Guaranteed Principal Adjustment" below.)

While the GLWB optional benefit is in effect, we may reject subsequent Purchase Payments by sending advance written Notice if any of the changes listed in the section "Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB -- Potential Restrictions on Subsequent Purchase Payments" occur. Restrictions on subsequent Purchase Payments will remain in effect until the GLWB optional benefit is terminated unless the Company provides advance written notice to you otherwise.

OPERATION OF THE GLWB

The following section describes how the GLWB operates. When reading the following description of the operation of the GLWB optional benefit (for example, the "Benefit Base" and "Annual Benefit Payment" sections), refer to "GLWB Rate Table" below for the specific rates and other terms applicable to your GLWB optional benefit.

(See Appendix E for examples illustrating the operation of the GLWB.)

BENEFIT BASE.   While the GLWB optional benefit is in effect, we guarantee that
You will receive lifetime income regardless of investment performance, subject to the conditions described below. To determine the maximum amount that may be withdrawn in the current Contract Year (the "Annual Benefit Payment"), we multiply the Benefit Base by the GLWB Withdrawal Rate (see "GLWB Rate Table") while the Account Value is greater than zero. The initial Benefit Base is equal to your initial Purchase Payment. We increase the Benefit Base by each additional Purchase Payment. Any withdrawals taken prior to the date You reach the Lifetime Withdrawal Age (see "GLWB Rate Table" below) will reduce the Benefit Base in the same proportion that such withdrawal (including Withdrawal Charges, if any) reduces the Account

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Value (a "Proportional Adjustment"). For example, if the Benefit Base is
$120,000, the Account Value is $100,000 and you withdraw $10,000 (including any Withdrawal Charge), then your Benefit Base is decreased by $12,000 to $108,000 $120,000 x ($10,000/$100,000) = $12,000. Any withdrawals taken after the
Lifetime Withdrawal Age that do not exceed, or cause the cumulative withdrawals in the Contract Year to exceed, the Annual Benefit Payment, will not reduce the Benefit Base. We refer to this type of withdrawal as a "Non-Excess Withdrawal." If, however, You take a withdrawal that exceeds or results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then such withdrawal, and any subsequent withdrawals that occur in that Contract Year, will trigger a Proportional Adjustment to the Benefit Base. We refer to this type of withdrawal as an "Excess Withdrawal." DEPENDING ON THE RELATIVE AMOUNTS OF THE BENEFIT BASE AND THE ACCOUNT VALUE, SUCH PROPORTIONAL ADJUSTMENT MAY RESULT IN A SIGNIFICANT REDUCTION TO THE BENEFIT BASE (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE BENEFIT BASE), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE TOTAL AMOUNT YOU ARE GUARANTEED TO RECEIVE UNDER THE GLWB OPTIONAL BENEFIT (SEE "MANAGING YOUR WITHDRAWALS" BELOW).

On each Contract Anniversary on or before the Rollup Rate Period End Date (see "GLWB Rate Table"), if no withdrawals occurred in the previous Contract Year, the Benefit Base will be increased by an amount equal to the Rollup Rate (see "GLWB Rate Table") multiplied by the Benefit Base before such increase. The Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that Contract Anniversary, or (2) after the Rollup Rate Period End Date. The Rollup Rate, if applicable, is applied before deducting any optional benefit charge and before taking into account any Automatic Step-Up occurring on such Contract Anniversary (see "Automatic Step-Up" below).

ANNUAL BENEFIT PAYMENT. After the Lifetime Withdrawal Age, the Annual Benefit Payment is the maximum amount that may be withdrawn in the current Contract Year without triggering a Proportional Adjustment to the Benefit Base (prior to the Lifetime Withdrawal Age, there is no Annual Benefit Payment). After the Lifetime Withdrawal Age, the initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the applicable GLWB Withdrawal Rate. Your GLWB Withdrawal Rate is determined by when You take your first withdrawal after the Lifetime Withdrawal Age (see "GLWB Rate Table"). As shown in the GLWB Rate Tables, waiting to take your first withdrawal will result in a higher GLWB Withdrawal Rate. The GLWB Withdrawal Rate will not change once determined. If the Benefit Base is later recalculated (for example, because of additional Purchase Payments, the Automatic Step-Up, or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Benefit Base multiplied by the GLWB Withdrawal Rate.

Each time a withdrawal is made in a Contract Year, we decrease the Annual Benefit Payment for that Contract Year by such withdrawal and the remaining amount is the "Remaining Annual Benefit Payment." If the Benefit Base is increased due to a subsequent Purchase Payment, causing the Annual Benefit Payment to increase, the Remaining Annual Benefit Payment will increase by the same amount the Annual Benefit Payment increased.

As long as your Account Value has not been reduced to zero, your Annual Benefit Payment equals the applicable GLWB Withdrawal Rate multiplied by the Benefit Base.

If your Contract is subject to Required Minimum Distributions (see "Required Minimum Distributions" below), your Annual Benefit Payment will be set equal to your Required Minimum Distribution Amount, if greater than the Annual Benefit Payment calculated as described above.

You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money -- Systematic Withdrawal Program"). While the GLWB optional benefit is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and You may terminate your participation at any time.

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IT IS IMPORTANT TO NOTE:

  . If your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay You any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero. Effective as of your next Contract Anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate (see "GLWB Rate Table") multiplied by the Benefit Base, to you for the rest of your life. If, however, your Account Value is reduced to zero on or after the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB optional benefit charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to You for the rest of your life.

  . If your Account Value is reduced to zero prior to the Lifetime Withdrawal Age because there are insufficient funds to deduct any GLWB optional benefit charge from your Account Value, we will begin making monthly payments, using the GLWB Lifetime Guarantee Rate that corresponds to the Lifetime Withdrawal Age to you for the rest of your life.

  . IF YOUR ACCOUNT VALUE IS REDUCED TO ZERO DUE TO A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE OR BECAUSE YOU MAKE AN EXCESS WITHDRAWAL, LIFETIME PAYMENTS ARE NOT AVAILABLE, NO FURTHER BENEFITS WILL BE PAYABLE UNDER THE GLWB OPTIONAL BENEFIT, AND THE GLWB OPTIONAL BENEFIT WILL TERMINATE.

  . If your Contract has not been continued under Spousal Continuation described below, You may elect to have your Annual Benefit Payments paid for the life of You and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

  . You may elect to receive the commuted value of lifetime payments in a lump sum in lieu of lifetime payments. The lump sum value will be determined as of the date the Account Value is reduced to zero and will be a value determined based on the Annual Benefit Payments due to You (and will not be less than the minimum amount required in New York State), not including any Remaining Annual Benefit Payment payable in the current Contract Year. You will have a minimum of forty-five (45) days from the date of the Notice of this option to make this election. The lump sum will be payable on the Business Day the Notice is received. Payment of the lump sum will terminate the Contract and all obligations of the Company.

  . While we are making Annual Benefit Payments after the Account Value is reduced to zero, no death benefit will be available.

  . IF YOU HAVE ELECTED THE GLWB OPTIONAL BENEFIT, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GLWB OPTIONAL BENEFIT, BECAUSE THE BENEFIT BASE MAY NOT BE INCREASED BY THE ROLLUP RATE AND THE GLWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL AFTER THE LIFETIME WITHDRAWAL AGE (SEE "GLWB RATE TABLE"). AS SHOWN IN THE GLWB RATE TABLES, WAITING TO TAKE YOUR FIRST WITHDRAWAL MAY RESULT IN A HIGHER GLWB WITHDRAWAL RATE. If You delay taking withdrawals for too long, You may limit the number of years available for You to take withdrawals in the future (due to life expectancy) and You may be paying for a benefit You are not using.

  . At any time during the Accumulation Period, You can elect to annuitize under current annuity rates in lieu of continuing the GLWB optional benefit. Annuitization may provide higher income amounts if the current annuity option rates applied to the Account Value on the date payments begin exceed the payments under the GLWB optional benefit. Also, income provided by annuitizing under current annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB optional benefit.

GLWB VARIATIONS. We currently offer two different variations of the GLWB optional benefit. The two variations of the Contract are FlexChoice Level and FlexChoice Expedite. The GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate will vary depending on the variation You choose. Depending on your expectations and preferences, You can choose the variation that best meets your needs.

Prior to issuance, You must select either:

  . FlexChoice Level: offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime; or

  . FlexChoice Expedite: offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

For both variations, You may elect to have your Annual Benefit Payments paid for the life of You and your spouse, provided your spouse is no younger than the Minimum Spousal Age, using the applicable Joint Lifetime Guarantee Rate (see "GLWB Rate Table").

MANAGING YOUR WITHDRAWALS. It is important that You carefully manage your annual withdrawals. To retain the full guarantees of this optional benefit, your annual withdrawals (including any Withdrawal Charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, You should not take Excess Withdrawals. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW BENEFIT BASE MULTIPLIED BY THE APPLICABLE GLWB WITHDRAWAL RATE. In addition, You should not take withdrawals of any amount prior to the Lifetime Withdrawal Age. IF YOU TAKE A WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL AGE, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE BENEFIT BASE CAUSED BY WITHDRAWALS PRIOR TO THE LIFETIME WITHDRAWAL AGE, AND IN THE BENEFIT BASE AND THE ANNUAL BENEFIT PAYMENT CAUSED BY EXCESS WITHDRAWALS, MAY BE SIGNIFICANT. You are still eligible to receive lifetime payments so long as the Excess Withdrawal, or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL (OR ANY WITHDRAWAL PRIOR TO THE LIFETIME WITHDRAWAL
AGE) THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT AND CAUSE LIFETIME PAYMENTS TO NOT BE AVAILABLE.

IF YOU TAKE AN EXCESS WITHDRAWAL IN A CONTRACT YEAR, YOU MAY BE ABLE TO REDUCE THE IMPACT OF THE EXCESS WITHDRAWAL ON YOUR BENEFIT BASE AND ANNUAL BENEFIT PAYMENT BY MAKING TWO SEPARATE WITHDRAWALS (ON DIFFERENT DAYS) INSTEAD OF A SINGLE WITHDRAWAL. The first withdrawal should be equal to Your Annual Benefit Payment (or Remaining Annual Benefit Payment if withdrawals have already occurred in the Contract Year); this withdrawal will not reduce Your Benefit Base (and Annual Benefit Payment). The second withdrawal (on a subsequent day) should be for the amount in excess of the Annual Benefit Payment (or Remaining Annual Benefit Payment); this withdrawal will reduce Your Benefit Base and Annual Benefit Payment. For an example of taking multiple withdrawals in this situation, see Appendix E, "Withdrawals -- Withdrawals After the Lifetime Withdrawal Age -- Excess Withdrawals."

You can always make Non-Excess Withdrawals. However, if You choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Remaining Annual Benefit Payment does not carry over into subsequent Contract Years. For example, if your Annual Benefit Payment is 4% of your Benefit Base, You cannot withdraw 2% in one year and then withdraw 6% the next year without making an Excess Withdrawal in the second year.

Income taxes and penalties may apply to your withdrawals. Withdrawal Charges may apply to withdrawals during the first Contract Year unless You take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal Charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount in any Contract Year. (See "Charges -- Withdrawal Charges.")

REQUIRED MINIMUM DISTRIBUTIONS.  For IRAs and other Contracts subject to
Section 401(a)(9) of the Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your Contract is an IRA or other Contract subject to Section 401(a)(9) of the Code, and the required distributions are larger than the Annual Benefit Payment, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).

If:

(1)You are enrolled in the automated required minimum distribution service or in both the automated required minimum distribution service and the Systematic Withdrawal Program;

(2)You do not take additional withdrawals outside of these two programs; and

(3)your Remaining Annual Benefit Payment for the Contract Year is equal to zero;

we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which You are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.

See "Use of Automated Required Minimum Distribution Service and Systematic Withdrawal Program With GLWB" below for more information on the automated required minimum distribution service and the Systematic Withdrawal Program.

AUTOMATIC STEP-UP.   On each Contract Anniversary prior to the Contract Owner's
91st birthday, an Automatic Step-Up will occur, provided that the Account Value on that date exceeds the Benefit Base immediately before the Automatic Step-Up (and provided that You have not chosen to decline the Automatic Step-Up as described below).

The Automatic Step-Up:

  . will increase the Benefit Base to the Account Value on the date of the Automatic Step-Up regardless of whether or not You have taken any withdrawals;

  . will increase the Annual Benefit Payment to equal the applicable GLWB Withdrawal Rate multiplied by the Benefit Base after the Automatic Step-Up; and

  . may increase the GLWB optional benefit charge to a rate that does not exceed the lower of: (a) the GLWB optional benefit maximum charge (2.00%) or (b) the current rate that we would charge for the same optional benefit with the same benefits, if available for new contract purchases at the time of the Automatic Step-Up.

In the event that your GLWB optional benefit charge would increase with the Automatic Step-Up, we will notify You in writing a minimum of thirty (30) days in advance of the applicable Contract Anniversary and inform You that You may choose to decline the Automatic Step-Up and related increased GLWB optional benefit charge. If You elect to decline the Automatic Step-Up, You must notify us in writing at our Annuity Service Office no less than seven (7) calendar days prior to the applicable Contract Anniversary. Once You notify us of your decision to decline the Automatic Step-Up, You will no longer be eligible for future Automatic Step-Ups until You notify us in writing at our Annuity Service Office that You wish to reinstate the Automatic Step-Ups. This reinstatement will take effect at the next Contract Anniversary after we receive your request for reinstatement.

CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the GLWB optional benefit on the Contract Anniversary every five (5) Contract Years for the first ten (10) Contract Years and annually thereafter. We must receive your cancellation request within thirty (30) days following the applicable Contract Anniversary in accordance with our administrative procedures (currently we require You to submit your request in writing to our Annuity Service Office). The cancellation will take effect upon our receipt of your request. If cancelled, the GLWB optional benefit will terminate, we will no longer deduct the GLWB optional benefit charge, and the investment allocation restrictions described in "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB" will no longer apply. The Contract, however, will continue.

If You cancel the GLWB optional benefit on the 10/th/ Contract Anniversary or any Contract Anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value if (a) exceeds (b), as defined below. The Guaranteed Principal Adjustment is intended to restore your initial investment in the Contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:

   (a)is Purchase Payments credited within 120 days of the Issue Date, reduced by the Proportional Adjustment attributable to any partial withdrawals taken (including any applicable Withdrawal Charges); and

   (b)is the Account Value on the date of cancellation.

The Guaranteed Principal Adjustment will be added to each applicable Investment Option in the ratio the portion of the Account Value in such Investment Option bears to the total Account Value in all Investment Options. The Guaranteed Principal Adjustment will never be less than zero.

IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PURCHASE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GLWB OPTIONAL BENEFIT MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GLWB OPTIONAL BENEFIT FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.

INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GLWB investment allocation restrictions see "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB."

RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. For a detailed description of the restrictions or potential restrictions on subsequent Purchase Payments that may apply for your version of the GLWB, see the applicable subsection of "Your Investment Choices -- Investment Allocation Restrictions For Certain Optional Benefits -- Investment Allocation and Other Purchase Payment Restrictions for the GLWB."

WITHDRAWAL CHARGE. We will apply a Withdrawal Charge to withdrawals from Purchase Payments as described in "Charges -- Withdrawal Charges" (also see "Charges -- Withdrawal Charges -- Free Withdrawal Amount" and "Access to Your Money -- Systematic Withdrawal Program").

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% Federal income tax penalty may apply.

TAX TREATMENT. The tax treatment of withdrawals under the GLWB optional benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base under the GLWB optional benefit at the time of the withdrawal, if the Benefit Base is greater than the Account Value (prior to Withdrawal Charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the Contract. Consult your tax adviser prior to purchase.

OWNERSHIP. If You, the Owner, are a natural person, You must also be the Annuitant. If a non-natural person owns the Contract, then the Annuitant will be considered the Contract Owner in determining the issue age and Annual Benefit Payment. If Joint Owners are named, the age of the older Joint Owner will be used to determine the issue age and Annual Benefit Payment. For the purposes of the Guaranteed Lifetime Withdrawal Benefit section of the Prospectus, "You" always means the Contract Owner, older Joint Owner or the Annuitant, if the Contract Owner is a non-natural person.

GLWB AND DECEDENT CONTRACTS. If You are purchasing this Contract with a nontaxable transfer of the death benefit proceeds of any annuity Contract or IRA (or any other tax-qualified arrangement) of which You were the Beneficiary and You are "stretching" the distributions under the Internal Revenue Service required distribution rules, You may not purchase a GLWB optional benefit.

TERMINATION OF THE GLWB OPTIONAL BENEFIT. The GLWB optional benefit will terminate upon the earliest of:

(1)the date of a full withdrawal of the Account Value that is: (a) an Excess Withdrawal or a withdrawal prior to the Lifetime Withdrawal Age (a pro rata portion of the optional benefit charge will be assessed); or (b) a Non-Excess Withdrawal (You are still eligible to receive the Annual Benefit Payment, provided the provisions and conditions of the optional benefit have been met) (a pro rata portion of the optional benefit charge will not be assessed);

(2)the date You apply any portion of the Account Value to an Annuity Payment option (a pro rata portion of the optional benefit charge will be assessed.);

(3)the date there are insufficient funds to deduct the GLWB optional benefit charge from the Account Value and your Contract is thereby terminated (whatever Account Value is available will be applied to pay the optional benefit charge and You are still eligible to receive the Annual Benefit Payment, provided the provisions and conditions of the optional benefit have been met; however, You will have no other benefits under the Contract);

(4)the death of the Contract Owner or Joint Owner (or the Annuitant if the Contract Owner is a non-natural person), except where the primary Beneficiary is the spouse and the spouse elects to continue the Contract under the spousal continuation provisions of the Contract (see "Spousal Continuation" below);

(5)the death of the Contract Owner after the first spousal continuation;

(6)a change of the Contract Owner or Joint Owner for any reason subject to our administrative procedures (a pro rata portion of the optional benefit charge will be assessed);

(7)the date You assign your Contract, subject to our administrative procedures (a pro rata portion of the optional benefit charge will be assessed);

(8)the effective date of the cancellation of the optional benefit; or

(9)the termination of the Contract to which the optional benefit is attached, other than due to death (a pro rata portion of the optional benefit charge will be assessed).

Under our current administrative procedures, we will waive the termination of the GLWB optional benefit if You assign a portion of the Contract under the following limited circumstances: if the new Owner or assignee assumes full ownership of the Contract and is essentially the same person or if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity Contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable Withdrawal Charges.

Once the optional benefit is terminated, the GLWB optional benefit charge will no longer be deducted and the GLWB investment allocation restrictions and any Purchase Payment restrictions will no longer apply.

SPOUSAL CONTINUATION. Subject to the Minimum Spousal Age (see "GLWB Rate Table"), if your spouse continues the Contract under the Spousal Continuation provisions of the Contract, and the GLWB is in effect at the time of the continuation, then the same terms and conditions that applied to the Contract Owner under the GLWB will continue to apply to the surviving spouse, and the surviving spouse is guaranteed to receive lifetime income regardless of investment performance, subject to the conditions described in "Operation of the GLWB" and, provided the GLWB is not terminated or cancelled (see "Termination of the GLWB Optional Benefit" above). If your spouse is younger than the Minimum Spousal Age, your spouse may continue the Contract; however, the GLWB will terminate.

If no withdrawal has been made after the Lifetime Withdrawal Age and the Contract has been continued under Spousal Continuation, then the first withdrawal by the new Contract Owner after the new Contract Owner reaches the Lifetime Withdrawal Age will determine the GLWB Withdrawal Rate. However, if a withdrawal has been made after the Lifetime Withdrawal Age by the Contract Owner prior to the Contract Owner's death, the GLWB Withdrawal Rate that applies after Spousal Continuation will be the same as the GLWB Withdrawal Rate in effect prior to Spousal Continuation.

If the GLWB is continued under Spousal Continuation and the Account Value is subsequently reduced to zero because of a Non-Excess Withdrawal, or because there are insufficient funds to deduct any GLWB optional benefit charge from the Account Value, lifetime payments will be made using the applicable Single Lifetime Guarantee Rate (see "GLWB Rate Table") to your spouse (the new Owner) for the rest of his or her life. The Joint Lifetime Guarantee Rate is not available after Spousal Continuation (see "GLWB Rate Table").

The GLWB will not terminate upon the first Spousal Continuation of the Contract; however, it will terminate upon any subsequent Spousal Continuations.

GLWB AND ANNUITIZATION. Since the Annuity Date at the time You purchase the Contract is generally the later of the first Contract Anniversary after the oldest Owner's 90th birthday or ten (10) years from the Issue Date. You must make an election if You would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in New York State, and our current established administrative procedures). If You elect to extend your Annuity Date to the latest date permitted, and that date is reached, your Contract must be annuitized (see "Annuity Payments (The Annuity Period)"), or You must make a complete withdrawal of your Account Value. Annuitization may provide higher income amounts than the payments under the GLWB, depending on the applicable annuity rates and your Account Value on the Annuity Date. Also, income provided by annuitizing under the applicable annuity rates may be higher due to different tax treatment of this income compared to the tax treatment of the payments received under the GLWB optional benefit.

If You annuitize at the latest date permitted, You must elect one of the following options:

(1)Annuitize the Account Value under the Contract's annuity provisions.

(2)If you are eligible for lifetime withdrawals under the GLWB, elect to receive the Annual Benefit Payment paid each year until your death (or the later of You and your spousal Beneficiary's death).

If You do not select an Annuity Payment option or elect to receive payments under the GLWB optional benefit, we will annuitize your Contract under the Life Annuity with Ten (10) Years of Annuity Payments Guaranteed option. However, if we do, we will adjust your payment or Annuity Payment option, if necessary, so your aggregate payments will not be less than what You would have received under the GLWB optional benefit.

(See Appendix E for examples of the GLWB.)

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION SERVICE AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GLWB

For IRAs and other Contracts subject to Section 401(a)(9) of the Code, You may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.

Used with the GLWB optional benefit, our automated required minimum distribution service can help You fulfill minimum distribution requirements with respect to your Contract without reducing the Benefit Base on a proportionate basis. (Reducing the Benefit Base on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GLWB optional benefit.) The automated required minimum distribution service calculates minimum distribution requirements with respect to your Contract and makes payments to You on a monthly, quarterly, semi-annual or annual basis.

Alternatively, You may choose to enroll in the both the automated required minimum distribution service and the Systematic Withdrawal Program (see "Access to Your Money -- Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the Benefit Base on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the Annual Benefit Payment each Contract Year. Any amounts above the Annual Benefit Payment that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the automated required minimum distribution service. For example, if You elect the GLWB optional benefit, enroll in the Systematic Withdrawal Program and elect to receive monthly payments equal to the Annual Benefit Payment, You should also enroll in the automated required minimum distribution service and elect to receive your automated required minimum distribution service payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.

If You enroll in either the automated required minimum distribution service or both the automated required minimum distribution service and the Systematic Withdrawal Program, You should not make additional withdrawals outside the programs. Additional withdrawals may result in the Benefit Base and Annual Benefit Payment being reduced.

To enroll the automated required minimum distribution service and/or the Systematic Withdrawal Program, please contact our Annuity Service Office.

GLWB RATE TABLE

The GLWB Rate Table lists the following for the GLWB optional benefit.

  . Rollup Rate: Prior to the Rollup Rate Period End Date, the minimum rate at which the Benefit Base is increased at each Contract Anniversary if a withdrawal has not occurred in the previous Contract Year.

  . Rollup Rate Period End Date: The period of time following the Contract Issue Date during which the Benefit Base, will be increased by an amount equal to the Rollup Rate multiplied by the Benefit Base.

  . GLWB Withdrawal Rate: After the Lifetime Withdrawal Age, if You take withdrawals that do not exceed the GLWB Withdrawal Rate multiplied by the Benefit Base (the "Annual Benefit Payment") such withdrawals will not reduce the Benefit Base and Annual Benefit Payment. (Taking withdrawals that exceed the Annual Benefit Payment will reduce the Benefit Base and Annual Benefit Payment and may have a significant negative impact on the value of the benefits available under the GLWB -- see "Operation of the GLWB -- Managing Your Withdrawals.") For IRAs and other qualified Contracts, also see "Operation of the GLWB -- Required Minimum Distributions."

  . GLWB Lifetime Guarantee Rate: If your Account Value is reduced to zero after the Lifetime Withdrawal Age because you make a Non-Excess Withdrawal, we will first pay you any Remaining Annual Benefit Payment in effect at the time the Account Value is reduced to zero (see "Annual Benefit Payment" above). Effective as of your next Contract Anniversary, we will then begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate multiplied by the Benefit Base, to you for the rest of your life. If your Account Value is reduced to zero after the Lifetime Withdrawal Age because there are insufficient funds to deduct any optional benefit charge from your Account Value, we will begin making monthly payments, using the applicable GLWB Lifetime Guarantee Rate, to You for the rest of your life.

DIFFERENT VERSIONS OF THE GLWB. From time to time, we may introduce new versions of the GLWB optional benefit. If we introduce a new version of the optional benefit, we generally will do so by updating the GLWB Rate Table to show the new version, together with any prior versions, the dates each optional benefit version was offered, and the specific rates and other terms applicable to each version. Changes to the GLWB Rate Table after the date of this Prospectus, reflecting a new version of the optional benefit, will be made in a supplement to the Prospectus.

GLWB RATE TABLE

FLEXCHOICE LEVEL

Offers a steady GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate throughout your lifetime.

                                                      Minimum
                                                     Issue Age /
  Date      Date           Rollup Rate   Lifetime     Minimum         GLWB Withdrawal Rate    GLWB Lifetime Guarantee Rate
  First     Last    Rollup Period End   Withdrawal    Spousal        (WHEN ACCOUNT VALUE IS   (WHEN ACCOUNT VALUE IS REDUCED
Available Available  Rate     Date         Age          Age             GREATER THAN $0)            TO $0)
----------------------------------------------------------------------------------------------------------------------------
                                                                     AGE AT 1/ST/  WITHDRAWAL  SINGLE           JOINT
                                                                      WITHDRAWAL      RATE    LIFETIME        LIFETIME
                                                                      AFTER AGE               GUARANTEE       GUARANTEE
                                                                        59 1/2                  RATE            RATE
[ / /16]     --     5.00%    10/th/       59 1/2    Minimum Issue
                            Contract                Age: You must
                           Anniversary               be at least    --------------------------------------------------------
                                                   60 years old at  59 1/2 to less   4.00%      4.00%           3.00%
                                                   contract issue.     than 65
                                                       Minimum      --------------------------------------------------------
                                                    Spousal Age:      65 to less     5.00%      5.00%           3.60%
                                                    Your Spouse's      than 75
                                                    Date of Birth   --------------------------------------------------------
                                                   may not be more    75 to less     5.25%      5.25%           4.25%
                                                    than 4 years       than 80
                                                   after your Date  --------------------------------------------------------
                                                      of Birth.          80+         5.75%      5.75%           4.75%

FLEXCHOICE EXPEDITE

Offers a higher GLWB Withdrawal Rate while your Account Value is greater than zero and a reduced GLWB Lifetime Guarantee Rate if your Account Value is reduced to zero.

                                                      Minimum
                                                     Issue Age /
  Date      Date           Rollup Rate   Lifetime     Minimum         GLWB Withdrawal Rate
  First     Last    Rollup Period End   Withdrawal    Spousal        (WHEN ACCOUNT VALUE IS
Available Available  Rate     Date         Age          Age             GREATER THAN $0)
----------------------------------------------------------------------------------------------
                                                                     AGE AT 1/ST/  WITHDRAWAL
                                                                      WITHDRAWAL      RATE
                                                                      AFTER AGE
                                                                        59 1/2

                                                                    --------------------------

                                                                    59 1/2 to less   5.00%
[ / /16]     --     5.00%    10/th/       59 1/2    Minimum Issue      than 65
                            Contract                Age: You must   -              -
                           Anniversary               be at least
                                                   60 years old at    65 to less     6.00%
                                                   contract issue.     than 75
                                                       Minimum      -              -
                                                    Spousal Age:
                                                    Your Spouse's     75 to less     6.00%
                                                    Date of Birth      than 80
                                                   may not be more  -              -
                                                    than 4 years
                                                   after your Date       80+         6.75%
                                                      of Birth.

   Minimum
  Issue Age /
   Minimum
   Spousal         GLWB Lifetime Guarantee Rate
     Age         (WHEN ACCOUNT VALUE IS REDUCED TO $0)
------------------------------------------------------
                   AGE WHEN       SINGLE      JOINT
                    ACCOUNT      LIFETIME   LIFETIME
                   VALUE IS      GUARANTEE  GUARANTEE
                  REDUCED TO       RATE       RATE
                     ZERO
                 -------------------------------------
                 79 or younger     3.00%      2.00%
                 -------------------------------------
 Minimum Issue   80 or older       3.25%      2.25%
 Age: You must   -------------------------------------
  be at least    79 or younger     4.00%      3.00%
60 years old at  -------------------------------------
contract issue.  80 or older       4.25%      3.25%
    Minimum      -------------------------------------
 Spousal Age:    79 or younger     4.00%      3.00%
 Your Spouse's   -------------------------------------
 Date of Birth   80 or older       4.25%      3.25%
may not be more  -------------------------------------
 than 4 years    79 or younger      N/A        N/A
after your Date  -------------------------------------
   of Birth.     80 or older       5.00%      4.00%


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ANNUITY PAYMENTS (THE ANNUITY PERIOD)

   Under the Contract You can receive regular income payments (referred to as Annuity Payments). When You purchase the Contract, the Annuity Date will be the maturity date stated in your Contract, which generally is the later of (i) the first Contract Anniversary following the oldest Owner's 90th birthday or
(ii) ten (10) years from the Issue Date. You can change the Annuity Date to an earlier date by sending Notice to us. We must receive the Notice at least thirty (30) days before the Annuity Date You select. Your Annuity Date must be at least thirty (30) days after we issue the Contract. You may change your Annuity Date to a later date if we agree.

PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED AN OPTIONAL LIVING BENEFIT, SUCH AS THE GWB V1 OR GLWB, ANNUITIZING YOUR CONTRACT TERMINATES THE OPTIONAL BENEFIT, INCLUDING ANY DEATH BENEFIT PROVIDED BY THE OPTIONAL BENEFIT AND THE GUARANTEED PRINCIPAL ADJUSTMENT FOR GLWB THAT MAY ALSO BE PROVIDED BY THE OPTIONAL BENEFIT.

When considering an annuity option, You should think about whether You want (i) payments guaranteed by us for the rest of your life (or for the rest of two lives) or the rest of your life (or for the rest of two lives) with a guaranteed period. Currently, only Fixed Annuity Payments are available under the Contract. In the future we may make a variable annuity payment option available as an additional annuity payment option or instead of the Fixed Annuity Payment option.

ANNUITY PAYMENT TYPES

The annuity option is elected by You. If You do not elect an annuity option, Option 2 -- Life Annuity with Ten (10) Years of Annuity Payments Guaranteed will be automatically applied. Upon thirty (30) days' Notice prior to the Annuity Date, You may change the annuity option.

You may elect to receive Annuity Payments monthly, quarterly, semi-annually or annually. Choosing less frequent payments will result in each Annuity Payment being larger. Annuity options that guarantee that payments will be made for a certain number of years (such as Options 2 and 5 below) result in Annuity Payments that are smaller than annuity options without such a guarantee (such as Options 1 and 4 below).

The following annuity options, or any other annuity option acceptable to You and us, may be elected:

OPTION 1. LIFE ANNUITY

We will make Annuity Payments, payable at the frequency elected, during the lifetime of the Annuitant and terminating with the last payment due prior to the Annuitant's death. There are no payments made after the Annuitant's death.

OPTION 2. LIFE ANNUITY WITH TEN (10) YEARS OF ANNUITY PAYMENTS GUARANTEED

We will make Annuity Payments, payable at the frequency elected, during the lifetime of the Annuitant with a guarantee that if at the Annuitant's death there have been less than ten (10) years of Annuity Payments made as selected, Annuity Payments will continue for the remainder of the guaranteed period only.

OPTION 3. LIFE ANNUITY WITH CASH REFUND

We will make Annuity Payments, payable at the frequency elected, during the lifetime of the Annuitant with a guarantee that if at the Annuitant's death the total amount of Annuity Payments is less than the Account Value applied to the annuity option, we will pay in a lump sum the difference of the two amounts.

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OPTION 4. JOINT AND LAST SURVIVOR ANNUITY

We will make Annuity Payments, payable at the frequency elected, during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of either the Annuitant or Joint Annuitant, Annuity Payments will continue to be paid during the remaining lifetime of the survivor. Annuity Payments cease with the final Annuity Payment due prior to the last survivor's death.

OPTION 5. JOINT AND LAST SURVIVOR ANNUITY WITH TEN (10) YEARS OF ANNUITY PAYMENTS GUARANTEED

We will make Annuity Payments, payable at the frequency elected, during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of either the Annuitant or Joint Annuitant, Annuity Payments will continue to be paid during the remaining lifetime of the survivor. If at the last death of the Annuitant and the Joint Annuitant, there have been less than ten (10) years of Annuity Payments made as selected, Annuity Payments will continue to be made for the remainder of the guaranteed period only.

OPTION 6. JOINT AND LAST SURVIVOR ANNUITY WITH CASH REFUND

We will make Annuity Payments, payable at the frequency elected, during the joint lifetime of the Annuitant and the Joint Annuitant. Upon the death of either the Annuitant or Joint Annuitant, Annuity Payments will continue to be paid during the remaining lifetime of the survivor. Upon last death of the Annuitant and the Joint Annuitant, if the total amount of Annuity Payments is less than the Account Value applied to the annuity option, we will pay in a lump sum the difference of the two amounts.

FIXED ANNUITY PAYMENTS

The annuity option will be payable as Fixed Annuity Payments. Fixed Annuity Payments are guaranteed as to dollar amount.

The "Adjusted Account Value" is the Account Value, less any premium and other taxes or other applicable taxes and less any applicable Annual Contract Fee. All or a portion of your Adjusted Account Value may be applied to the applicable fixed annuity tables as defined in your Contract to determine your Annuity Payment. The Adjusted Account Value is determined on the Annuity Calculation Date, which is a Business Day no more than five (5) Business Days prior to the Annuity Date.

Fixed Annuity Payments are based upon the annuity option elected, the Annuitant's Attained Age and sex (where permitted), and the appropriate fixed annuity option table. If, as of the Annuity Calculation Date, the then-current fixed annuity option rates applicable to your class of Annuitants provide an Annuity Payment greater than that which is guaranteed under the same annuity option under this Contract, then the greater payment will be made.

AMOUNT AND FREQUENCY OF ANNUITY PAYMENTS

The dollar amount of each Annuity Payment generally will not change.

Annuity Payments will be paid as monthly installments or at any frequency acceptable to You and us. The Adjusted Account Value on the Annuity Calculation Date is applied to the annuity table for the annuity option elected. If the amount of the Adjusted Account Value to be applied under an annuity option is less than $5,000, we reserve the right to make one lump sum payment in lieu of Annuity Payments. If the amount of any Annuity Payment would be or becomes less than $100, we may reduce the frequency of payments to an interval which will result in each payment being at least $100.

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GENERAL INFORMATION

ADMINISTRATION

All transactions will be processed in the manner described below.

PURCHASE PAYMENTS

Send your Purchase Payments, by check, cashier's check or certified check, made payable to "First MetLife Investors," to the appropriate address below.

(We reserve the right to receive Purchase Payments by other means acceptable to us.)

             REGULAR MAIL               EXPRESS MAIL
             ------------               ------------
             MetLife [Flexible Premium MetLife [Flexible Premium Deferred Variable Annuity] Deferred Variable Annuity]
             PO Box 10342               4700 Westown Parkway,
             Des Moines, IA 50306-0342  Suite 200
                                        West Des Moines, IA 50266

We also permit Purchase Payments to be made directly from your personal checking account. We do not accept cash, money orders or traveler's checks. We will provide You with all necessary forms. We must have all documents in Good Order to credit your Purchase Payments. If You send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to You, or there may be delay in applying the Purchase Payment or transaction to your Contract.

We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled.

Purchase Payments (including any portion of your Account Value under a Contract which You apply to an annuity option) are effective and valued as of the close of the Exchange on the day we receive them in Good Order at the Annuity Service Office, except when they are received:

..   On a day when the Accumulation Unit Value is not calculated, or

..   After the close of the Exchange.

In those cases, the Purchase Payments will be effective the next day the Accumulation Unit Value is calculated.

We reserve the right to credit your initial Purchase Payment to You within two
(2) Business Days after its receipt at the Annuity Service Office or First MetLife Investors sales office, if applicable. However, if You fill out our forms incorrectly or incompletely or other documentation is not completed properly or otherwise not in Good Order, we have up to five (5) Business Days to credit the payment. If the problem cannot be resolved by the fifth Business Day, we will notify You and give You the reasons for the delay. At that time, You will be asked whether You agree to let us keep your money until the problem is resolved. If You do not agree or we cannot reach You by the fifth Business Day, your money will be returned.

CONFIRMING TRANSACTIONS

You will receive a written statement confirming that a transaction was recently completed. Certain transactions made on a periodic basis, such as check-o-matic, Systematic Withdrawal Program payments and automated investment strategy transfers, may be confirmed quarterly. Unless You inform us of any errors within sixty (60) days of receipt, we will consider these communications to be accurate and complete.

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PROCESSING TRANSACTIONS

We permit You to request transactions by mail, telephone and Internet. We may suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right not to accept requests for transactions by facsimile.

If mandated by applicable law, including, but not limited to, Federal anti-money laundering laws, we may be required to reject a Purchase Payment. We may also be required to block a Contract Owner's account and, consequently, refuse to implement requests for transfers, withdrawals, surrenders or death benefits, until instructions are received from the appropriate governmental authority.

BY TELEPHONE OR INTERNET

You may obtain information and initiate a variety of transactions by telephone or the Internet virtually 24 hours a day, 7 days a week, unless prohibited by state law. Some of the information and transactions accessible to You include:

..   Account Value

..   Unit Values

..   Current rates for the Fixed Account

..   Transfers

..   Changes to investment strategies

..   Changes in the allocation of future Purchase Payments.

Your transaction must be in Good Order and completed prior to the close of the Exchange on one of our Business Days if You want the transaction to be valued and effective on that day. Transactions will not be valued and effective on a day when the Accumulation Unit Value is not calculated or after the close of the Exchange. We will value and make effective these transactions on our next Business Day.

We have put into place reasonable security procedures to ensure that instructions communicated by telephone or Internet are genuine. For example, telephone calls are recorded. Also, You will be asked to provide some personal data prior to giving your instructions over the telephone or through the Internet. When someone contacts us by telephone or Internet and follows our security procedures, we will assume that You are authorizing us to act upon those instructions. Neither the Separate Account nor First MetLife Investors will be liable for any loss, expense or cost arising out of any requests that we or the Separate Account reasonably believe to be authentic. In the unlikely event that You have trouble reaching us, requests should be made in writing to the Annuity Service Office.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your Contract must be in writing signed by the proper party, must include any necessary documentation and must be received at the Annuity Service Office to be effective. If acceptable to us, requests or elections relating to Beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

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Response times for the telephone or Internet may vary due to a variety of factors, including volumes, market conditions and performance of the systems. We are not responsible or liable for:

..   any inaccuracy, error or delay in or omission of any information You transmit or deliver to us; or

..   any loss or damage You may incur because of such inaccuracy, error, delay or omission; non-performance; or any interruption of information beyond our control.

TELEPHONE AND COMPUTER SYSTEMS

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to the Annuity Service Office.

AFTER YOUR DEATH

If we are presented with notification of your death before any requested transaction is completed (including transactions under the automated investment strategy, the EDCA Program and other dollar cost averaging programs, the minimum distribution program and the Systematic Withdrawal Program), we will cancel the request. As described above, the death benefit will be determined when we receive due proof of death and an election for the payment method. If the Beneficiary is your spouse, the spouse may be substituted as the Owner of the Contract and continue the Contract. We permit the Beneficiary of a Traditional IRA Contract to hold the Contract in your name for his/her benefit. If You are receiving Annuity Payments, we will cancel the request and continue making payments to your Beneficiary if your income type so provides. Or, depending on the income type, we may continue making payments to a joint Annuitant.

ABANDONED PROPERTY REQUIREMENTS

Every state has unclaimed property laws that generally declare non-ERISA ("Employee Retirement Income Security Act") annuity contracts to be abandoned after a period of inactivity of three to five years from the contract's maturity date (the latest day on which Annuity Payments may begin under the Contract) or the date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the death benefit, or the Beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or You last resided, as shown on our books and records, or to our state of domicile. (Escheatment is the formal, legal name for this process.) However, the state is obligated to pay the death benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation. To prevent your Contract's proceeds from being paid to the state abandoned or unclaimed property office, it is important that You update your Beneficiary designations, including addresses, if and as they change. Please call 1-800-638-7722 to make such changes.

MISSTATEMENT

We may require proof of age or sex (where permitted) of the Annuitant before making any Annuity Payments under this Contract that are measured by the Annuitant's life. If the age or sex (where permitted) of the Annuitant has been misstated, the amount payable will be the amount that would have been provided at the correct age and sex (where permitted), as appropriate, of the Annuitant.

Once Annuity Payments have begun, any underpayments by the Company on account of misstatement of age or sex, with interest at a rate specified in your Contract, will be made up in one sum with the next Annuity Payment. Any overpayments by the Company on account of misstatement of age or sex, with interest at a rate specified in your Contract, will be deducted from future Annuity Payments until the total is repaid.

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EVIDENCE OF SURVIVAL

We may require satisfactory evidence of the continued survival of any person(s) on whose life Annuity Payments are based. We may discontinue Annuity Payments until satisfactory proof of continued survival is received.

THIRD PARTY REQUESTS

Generally, we only accept requests for transactions or information from You. In addition, we reserve the right not to accept or to process transactions requested on your behalf by third parties. This includes processing transactions by an agent You designate, through a power of attorney or other authorization, who has the ability to control the amount and timing of transfers/reallocations for a number of other Contract Owners and who simultaneously makes the same request or series of requests on behalf of other Contract Owners.

SUSPENSION OF PAYMENTS OR TRANSFERS

We separately determine the Accumulation Unit Value for each Subaccount once each day when the Exchange is open for trading. If permitted by law, we may change the period between calculations but we will give You thirty (30) days' notice.

When You request a transaction, we will process the transaction on the basis of the Accumulation Unit Value next determined after receipt to the request. Subject to our procedure, we will make withdrawals and transfers/reallocations at a later date, if You request.

We reserve the right to suspend or postpone payment for a withdrawal or transfer/reallocation when:

..   the Exchange is closed (other than customary weekend and holiday closings);

..   trading on the Exchange is restricted;

..   an emergency exists as a result of which disposal of securities held in the
    Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets; or

..   during any other period when the SEC, by order, so permits for the protection of the Owner.

The applicable rules and regulations of the SEC will govern as to whether the conditions described in the second and third situation exist.

DEFERRAL OF PAYMENTS OR TRANSFERS FROM THE FIXED ACCOUNT

We may defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law but not for more than six (6) months after Notice to us subject to the following conditions:

..   To defer payment for withdrawals from the Fixed Account, we will make a written request and receive written approval from the chief insurance regulator of the state of domicile of the Company, if applicable.

..   To defer a transfer from the Fixed Account, we will disclose to the Owner the reason for the delay in the transfer as well as the date on which the transfer will be effective, and the value of the transfer as of the date the request is received by the Company, if applicable.

CYBERSECURITY RISK

   Our variable annuity contract business is largely conducted through digital communications and data storage networks and systems operated by us and our service providers or other business partners (e.g., the Investment Option and the firms involved in the distribution and sale of our variable annuity Contracts). For example, many routine operations, such as processing Owners' requests and elections and day-to-day record keeping, are all executed through computer networks and systems.

                                                                             81

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We have established administrative and technical controls and a business continuity plan to protect our operations against cybersecurity breaches. Despite these protocols, a cybersecurity breach could have a material, negative impact on First MetLife Investors and the Separate Account, as well as Contract Owners and their Contracts. Our operations also could be negatively affected by a cybersecurity breach at a third party, such as a governmental or regulatory authority or another participant in the financial markets.

Cybersecurity breaches can be intentional or unintentional events, and can occur through unauthorized access to computer systems, networks or devices; infection from computer viruses or other malicious software code; or attacks that shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality. Cybersecurity breaches can interfere with our processing of Contract transactions, including the processing of transfer orders from our website or with the Investment Option; impact our ability to calculate Accumulation Unit Values; cause the release and possible destruction of confidential Contract Owner or business information; or impede order processing or cause other operational issues. Although we continually make efforts to identify and reduce our exposure to cybersecurity risk, there is no guarantee that we will be able to successfully manage this risk at all times.

OWNERSHIP

OWNER. You, as the Owner of the Contract, have all the interest and rights under the Contract.

These rights include the right to:

..   change the Beneficiary

..   change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules)

..   assign the Contract (subject to limitation)

..   change the annuity option

..   exercise all other rights, benefits, options and privileges allowed by the
    Contract or us

The Owner is the person or entity named as such on the Issue Date, unless changed. You, as the Owner, may change the Owner(s) of the Contract at any time after the Issue Date by sending Notice to us. The change of Owner will become effective as of the date the Notice is signed, unless otherwise specified by the Owner, subject to any payments made or actions taken by the Company prior to receipt of this Notice. A change of Owner request may be refused in a non-discriminatory manner in order to comply with any applicable laws, rules or regulations in effect at the time of the request. A change of Owner will automatically revoke any prior named Owner. Any change of Owner is subject to our underwriting rules in effect at the time of the request (see "Death Benefit" for information on how a change of ownership may affect the death benefit).

JOINT OWNER. The Contract can be owned by Joint Owners, both of whom must be natural persons. Joint Owners have equal ownership rights and must both authorize any exercising of those ownership rights unless otherwise allowed by us. Upon the death of either Owner, unless You inform us otherwise by Notice, the surviving Joint Owner will be deemed to be the primary Beneficiary.

BENEFICIARY. The Beneficiary is the person(s) or entity You name to receive any death benefit. The Beneficiary designation in effect on the Issue Date will remain in effect, unless changed. Unless an irrevocable Beneficiary has been named, You can change the primary Beneficiary or contingent Beneficiary at any time before You die. A request to change the Beneficiary(ies) of your Contract may be refused in order to comply with any applicable laws, rules or regulations. A change may be made by filing a Notice with us. The change will take effect as of the date the Notice is signed, unless otherwise specified by the Owner, subject to any payments made or actions taken by the Company prior to receipt of this Notice.

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If Joint Owners have been named, unless You inform us otherwise by Notice, the surviving Joint Owner will be treated as the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated in a Notice to us.

ANNUITANT. The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person named by You as of the Issue Date, unless changed prior to the Annuity Date. The Annuitant may not be changed in a Contract which is owned by a non-natural person. Any change of Annuitant is subject to specified age requirements in effect at the time of the request.

ASSIGNMENT. You may assign your rights under the Contract except in situations where restrictions are required for the purposes of satisfying applicable laws or regulations. If your Contract is assigned absolutely, we will treat it as a change of ownership and all interests and rights will be transferred. We are not bound by any assignment unless we receive Notice. We are not responsible for the validity of any assignment. The change will become effective as of the date the Notice is signed, unless otherwise specified by the Owner, subject to any payments made or actions taken by the Company prior to receipt of this Notice.

ADVERTISING PERFORMANCE

     We periodically advertise the performance of the Subaccount. You may get performance information from a variety of sources including your quarterly statements, your First MetLife Investors representative, the Internet, annual reports and semiannual reports. All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results.

We may state performance in terms of "yield," "change in Accumulation Unit Value," "average annual total return" or some combination of these terms.

YIELD is the net income generated by an investment in a particular Subaccount for thirty (30) days or a month. These figures are expressed as percentages. This percentage yield is compounded semiannually; for the money market Subaccount, we state yield for a seven (7) day period.

CHANGE IN ACCUMULATION UNIT VALUE ("Non-Standard Performance") is calculated by determining the percentage change in the value of an Accumulation Unit for a certain period. These numbers may also be annualized. Change in Accumulation Unit Value may be used to demonstrate performance for a hypothetical investment (such as $10,000) over a specified period. These performance numbers reflect the deduction of the Separate Account charges (with the Standard Death Benefit), Subaccount and the Annual Contract Fee; however, yield and change in Accumulation Unit Value performance do not reflect the possible imposition of Withdrawal Charges and the charge for the GWB or the GLWB. Withdrawal Charges would reduce performance experience.

AVERAGE ANNUAL TOTAL RETURN ("Standard Performance") calculations reflect the Separate Account charge, Subaccount and the Annual Contract Fee and applicable Withdrawal Charges since the Subaccount inception date, which is the date the corresponding Investment Option or predecessor Investment Option was first offered under the Separate Account that funds the Contract. These figures also assume a steady annual rate of return. They assume that combination of optional benefits that would produce the greatest total Separate Account charge.

Performance figures will vary among the various classes of the Contracts and the Subaccounts as a result of different Separate Account charges and Withdrawal Charges.

We may calculate performance for certain investment strategies, including Equity Generator. We calculate the performance as a percentage by presuming a certain dollar value at the beginning of a period and comparing this dollar

                                                                             83

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value with the dollar value based on historical performance at the end of that period. We assume the Separate Account charge reflects the Standard Death Benefit. The information does not assume the charges for the GWB or the GLWB. This percentage return assumes that there have been no withdrawals or other unrelated transactions.

For purposes of presentation of Non-Standard Performance, we may assume the Contracts were in existence prior to the inception date of the Subaccount in the Separate Account that funds the Contract. In these cases, we calculate performance based on the historical performance of the underlying Metropolitan Fund, Met Investors Fund and American Funds(R) Investment Options since the Investment Option inception date. We use the actual Accumulation Unit data after the inception date. Any performance data that includes all or a portion of the time between the Investment Option inception date and the Subaccount inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Contract had been introduced as of the Investment Option inception date.

We may also present average annual total return calculations that reflect all Separate Account charges and applicable Withdrawal Charges since the Investment Option inception date. We use the actual Accumulation Unit data after the inception date. Any performance data that includes all or a portion of the time between the Investment Option inception date and the Subaccount inception date is hypothetical. Hypothetical returns indicate what the performance data would have been if the Contracts had been introduced as of the Investment Option inception date.

Past performance is no guarantee of future results.

We may demonstrate hypothetical future values of Account Values over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Investment Options. These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the weighted average of investment-related charges for all Investment Options to depict investment-related charges.

We may demonstrate hypothetical future values of Account Values for a specific Investment Option based upon the assumed rates of return previously described, the deduction of the Separate Account charge and the Annual Contract Fee, if any, and the investment-related charges for the specific Investment Option to depict investment-related charges.

We may demonstrate the hypothetical historical value of each optional benefit for a specified period based on historical net asset values of the Investment Options and the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the investment-related charge and the charge for the optional benefit being illustrated.

We may demonstrate hypothetical future values of each optional benefit over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Investment Options, the annuity purchase rate, if applicable, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge and the Annual Contract Fee, if any, the weighted average of investment-related charges for all Investment Options to depict investment-related charges and the charge for the optional benefit being illustrated.

Currently, only Fixed Annuity Payments are available under the Contract. In the future we may make a variable annuity payment option available as an additional annuity payment option or instead of the Fixed Annuity Payment option.

We may demonstrate hypothetical values of Annuity Payments over a specified period based on historical net asset values of the Investment Options and the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the investment-related charge and the Annual Contract Fee, if any.

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We may demonstrate hypothetical future values of Annuity Payments over a specified period based on assumed rates of return (which will not exceed 12% and which will include an assumption of 0% as well) for the Investment Options, the applicable annuity purchase rate, either for an individual for whom the illustration is to be produced or based upon certain assumed factors (e.g., male, age 65). These presentations reflect the deduction of the Separate Account charge, the Annual Contract Fee, if any, and the weighted average of investment-related charges for all Investment Options to depict investment-related charges.

Any illustration should not be relied on as a guarantee of future results.

WHO SELLS THE CONTRACTS

MetLife Investors Distribution Company ("MLIDC") is the principal underwriter and distributor of the securities offered through this Prospectus. MLIDC, which is our affiliate, also acts as the principal underwriter and distributor of some of the other variable annuity contracts and variable life insurance policies we and our affiliated companies issue. We reimburse MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g., commissions payable to the retail broker-dealers who sell the Contracts, including our affiliated broker-dealers). MLIDC does not retain any fees under the Contracts.

MLIDC's principal executive offices are located at 1095 Avenue of the Americas, New York, NY 10036. MLIDC is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.

The Contracts are sold through MetLife licensed sales representatives who are associated with our affiliated broker-dealer MetLife Securities, Inc. ("MSI"), which is paid compensation for the promotion and sale of the Contracts. MSI is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of FINRA. The Contracts may also be sold through other registered broker-dealers. The Contracts may also be sold through the mail, the Internet or by telephone.

There is no front-end sales load deducted from Purchase Payments to pay sales commissions. Distribution costs are recovered through the charges and deductions under the Contracts. Our sales representatives must meet a minimum level of sales production in order to maintain their agent status with us. Sales representatives can meet the minimum level of sales production through sales of proprietary and/or non-proprietary products. (Proprietary products are those issued by us or our affiliates.) However, sales representatives can meet a lower alternative minimum level of sales production if the sales representative focuses on sales of proprietary products. Therefore, a sales representative may have an incentive to favor the sale of proprietary products. Moreover, because the managers who supervise the representatives receive a higher level of compensation based on sales of proprietary products, these sales managers have an incentive to promote the sale of proprietary products.

Our sales representatives receive cash payments for the products they sell and service based upon a "gross dealer concession" model. With respect to the Contracts, the maximum gross dealer concession ranges from 1.00% to 7.15% (depending on class purchased) of each purchase payment each year the Contract is in force and, starting in the second Contract Year, ranges from 0.00% to 1.00% (depending on the class purchased) of the Account Value each year that the Contract is in force for servicing the Contract. Gross dealer concessions may also be credited when the Contract is annuitized. The amount of gross dealer concession credited upon annuitization depends on several factors, including the number of years the Contract has been in force.

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A sales representative is entitled to part or all of the gross dealer concession. The percentage to which the representative is entitled is determined by a sliding-scale formula that takes into account the total amount of proprietary and non-proprietary products sold and serviced by the representative.

Our sales representatives and their managers may be eligible for additional cash compensation, such as bonuses and expense allowances (that may be tied to sales of specific products), equity awards (such as stock options), training allowances, supplemental compensation, product level add-ons controlled at the local and company levels, financing arrangements, special loan repayment options, marketing support, medical and other insurance benefits and retirement benefits and other benefits. Since some of this additional compensation, in particular, life insurance, disability and retirement benefits is based primarily on the amount of proprietary products sold, our sales representatives and their managers have an incentive to favor the sale of proprietary products. Sales representatives who meet certain productivity, persistency, and length of service standards and/or their managers may be eligible for additional cash compensation. Moreover, managers may be eligible for additional cash compensation based on the sales production of the sales representatives that the manager supervises. The business unit responsible for the operation of our distribution system is also eligible to receive an amount of compensation.

Our sales representatives and their managers may be eligible for non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional services and other support services.

MLIDC also pays compensation for the sale of the Contracts by unaffiliated broker-dealers. The compensation paid to unaffiliated broker-dealers for sales of the Contracts is generally not expected to exceed, on a present value basis, the aggregate amount of total compensation that is paid with respect to sales made through MetLife representatives. (The total compensation includes payments that we make to our business unit that is responsible for the operation of the distribution systems through which the Contracts are sold.) Broker-dealers pay their sales representatives all or a portion of the commissions received for their sales of the Contracts. Some firms may retain a portion of commissions. The amount that the broker-dealer passes on to its sales representatives is determined in accordance with its internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Sales representatives of these selling firms may also receive non-cash compensation pursuant to their firm's guidelines, directly from us or the Distributor. We and our affiliates may also provide sales support in the form of training, sponsoring conferences, defraying expenses at vendor meetings, providing promotional literature and similar services. An unaffiliated broker-dealer or sales representatives of an unaffiliated broker-dealer may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates. Ask your sales representative further information about what your sales representative and the broker-dealer for which he or she works may receive in connection with your purchase of a Contract.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI.

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FEDERAL TAX CONSIDERATIONS

INTRODUCTION

The following information on taxes is a general discussion of the subject. It is not intended as tax advice. The Internal Revenue Code ("Code") and the provisions of the Code that govern the Contract are complex and subject to change. The applicability of Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect You and your Contract. Nor does this discussion address other Federal tax consequences (such as estate and gift taxes, sales to foreign individuals or entities), or state or local tax consequences, which may affect your investment in the Contract. As a result, You should always consult a tax adviser for complete information and advice applicable to your individual situation.

You are responsible for determining whether your purchase of a Contract, withdrawals, Annuity Payments and any other transactions under your Contract satisfy applicable tax law.

We do not expect to incur Federal, state or local income taxes on the earnings or realized capital gains attributable to the Separate Account. However, if we do incur such taxes in the future, we reserve the right to charge amounts allocated to the Separate Account for these taxes.

To the extent permitted under Federal tax law, we may claim the benefit of the corporate dividends received deduction and of certain foreign tax credits attributable to taxes paid by certain of the Investment Option to foreign jurisdictions.

Any Code reference to "spouse" includes those persons who are married spouses under state law, regardless of sex.

NON-QUALIFIED ANNUITY CONTRACTS

A "non-qualified" annuity Contract discussed here assumes the Contract is an annuity Contract for Federal income tax purposes, but the Contract is not held in a tax qualified "plan" defined by the Code. Tax qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457(b) or governmental 457(b) plans. Contracts owned through such plans are referred to below as "qualified" contracts.

INVESTOR CONTROL

In certain circumstances, owners of variable annuity non-qualified contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of Investment Option available and the flexibility of the Contract owner to allocate Purchase Payments and transfer amounts among the Investment Option have not been addressed in public rulings. While we believe that the Contract does not give the Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Owner from being treated as the owner of the Separate Account assets supporting the Contract.

ACCUMULATION

Generally, an owner of a non-qualified annuity Contract is not taxed on increases in the value of the Contract until there is a distribution from the Contract, either as surrenders, partial withdrawals or Annuity Payments. This deferral of taxation on accumulated value in the Contract is limited to Contracts owned by or held for the benefit of "natural persons." A Contract will be treated as held by a natural person even if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person.

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In contrast, a Contract owned by other than a "natural person," such as a corporation, partnership, trust or other entity, will be taxed currently on the increase in accumulated value in the Contract in the year earned. Note that in this regard, an employer which is the Owner of an annuity Contract under a non-qualified deferred compensation arrangement for its employees would be considered a non-natural Owner and the annual increase in the Account Value would be subject to current income taxation.

SURRENDERS OR WITHDRAWALS -- EARLY DISTRIBUTION

If You take a withdrawal from your Contract, or surrender your Contract prior to the date You commence taking annuity or "income" payments (the "Annuity Starting Date"), the amount You receive will be treated first as coming from earnings (and thus subject to income tax) and then from your Purchase Payments (which are not subject to income tax). If the accumulated value is less than your Purchase Payments upon surrender of your Contract, You might be able to claim the loss on your Federal income taxes as a miscellaneous itemized deduction.

The portion of any withdrawal or distribution from an annuity Contract that is subject to income tax will also be subject to a 10% Federal income tax penalty for "early" distribution if such withdrawal or distribution is taken prior to You reaching age 59 1/2, unless the distribution was made:

   (a)on account of your death or disability,

   (b)as part of a series of substantially equal periodic payments payable for your life or joint lives of You and your designated beneficiary, or

   (c)under certain immediate income annuities providing for substantially equal payments made at least annually.

If You receive systematic payments that You intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age
59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% Federal income tax penalty with interest. Such modifications may include additional Purchase Payments or withdrawals (including tax-free transfers or rollovers of Annuity Payments) from the Contract.

If your Contract has been purchased with an Optional Two Year Withdrawal Feature or is for a guaranteed period only (term certain) annuity, and is terminated as a result of the exercise of the withdrawal feature, the taxable portion of the payment will generally be the excess of the proceeds received over your remaining after-tax Purchase Payment.

For non-qualified Contracts, amounts received under the exercise of a partial withdrawal may be fully includable in taxable income. The entire amount of the withdrawal could be treated as taxable income. Exercise of either withdrawal feature may adversely impact the amount of subsequent payments which can be treated as a nontaxable return of investment.

TREATMENT OF SEPARATE ACCOUNT CHARGES

It is possible that at some future date the Internal Revenue Service ("IRS") may consider that Contract charges attributable to certain guaranteed death benefits and certain living benefits are to be treated as distributions from the Contract to pay for such non-annuity benefits. Currently, these charges are considered to be an intrinsic part of the Contract and we do not report these as taxable income. However, if this treatment changes in the future, the charge could also be subject to a 10% Federal income tax penalty as an early distribution, as described above.

GUARANTEED WITHDRAWAL BENEFITS AND GUARANTEED LIFETIME WITHDRAWAL BENEFITS

If You have purchased the GWB v1 or the GLWB, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the

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withdrawal if greater than the Account Value (prior to Withdrawal Charges).
This could result in a greater amount of taxable income in certain cases. In general, at the present time, First MetLife Investors intends to report such withdrawals using the Account Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GWB or the GLWB exceeds the Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

In the event that the Account Value goes to zero, and either the Remaining Guaranteed Withdrawal Amount is paid out under the GWB v1 in fixed installments or the Annual Benefit Payment is paid under the GLWB for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

First MetLife Investors reserves the right to change its tax reporting practices where we determine that they are not in accordance with IRS guidance (whether formal or informal).

AGGREGATION

If You purchase two or more deferred annuity Contracts from First MetLife Investors (or its affiliates) during the same calendar year (after October 21, 1988), the law requires that all such Contracts must be treated as a single Contract for purposes of determining whether any payments not received as an annuity (e.g., withdrawals) will be includible in income. Aggregation could affect the amount of a withdrawal that is taxable and subject to the 10% Federal income tax penalty described above. Since the IRS may require aggregation in other circumstances as well, You should consult a tax adviser if You are purchasing more than one annuity Contract from the same insurance company in a single calendar year. Aggregation does not affect distributions paid in the form of an annuity (See "Taxation of Payments in Annuity Form" below).

EXCHANGES/TRANSFERS

The annuity Contract may be exchanged in whole or in part for another annuity contract or a long-term care insurance policy. The exchange for another annuity contract may be a tax-free transaction provided that, among other prescribed IRS conditions, no amounts are distributed from either contract involved in the exchange for 180 days following the date of the exchange - other than annuity payments made for life, joint lives, or for a term of 10 years or more. Otherwise, a withdrawal or "deemed" distribution may be includible in your taxable income (plus a 10% Federal income tax penalty) to the extent that the accumulated value of your annuity exceeds your investment in the Contract (your "gain"). The opportunity to make partial annuity exchanges was provided by the IRS in 2011 and some ramifications of such an exchange remain unclear. If the annuity Contract is exchanged in part for an additional annuity contract, a distribution from either contract may be taxable to the extent of the combined gain attributable to both contracts, or only to the extent of your gain in the contract from which the distribution is paid. It is not clear whether this guidance applies to a partial exchange involving long-term care contracts. Consult your tax adviser prior to a partial exchange.

A transfer of ownership of the Contract, or the designation of an annuitant or other beneficiary who is not also the Owner, may result in income or gift tax consequences to the Owner. You should consult your tax adviser if You are considering such a transfer or assignment.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the Owner (under the rules for withdrawals or Annuity Payments, whichever is applicable).

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After your death, any death benefit determined under the Contract must be distributed according to certain rules. The method of distribution that is required depends on whether You die before or after the Annuity Starting Date. If You die on or after the Annuity Starting Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If You die before the Annuity Starting Date, the entire interest in the Contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the Contract pass by reason of death; the beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the Owner. For Contracts owned by a non-natural person, the required distribution rules apply upon the death of the annuitant. If there is more than one annuitant of a Contract held by a non-natural person, then such required distributions will be triggered by the death of the first co-annuitant.

TAXATION OF PAYMENTS IN ANNUITY FORM

When payments are received from the Contract in the form of an annuity, normally the annuity payments are taxable as ordinary income to the extent that payments exceed the portion of the payment determined by applying the exclusion ratio to the entire payment. The exclusion ratio of a Contract is determined at the time the Contract's accumulated value is converted to an annuity form of distribution. Generally, the applicable exclusion ratio is your investment in the Contract divided by the total payments You are expected to receive based on IRS rules which consider such factors, such as the form of annuity and mortality. The excludable portion of each annuity payment is the return of investment in the Contract and it is excludable from your taxable income until your investment in the Contract is fully recovered. We will make this calculation for You. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified Contract is an amount greater -- or less -- than the taxable amount determined by us and reported by us to You and the IRS.

Once You have recovered the investment in the Contract, further annuity payments are fully taxable. If You die before your investment in the Contract is fully recovered, the balance of your investment may be deducted on your last tax return, or if annuity payments continue after your death, the balance may be deducted by your beneficiary.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between a fixed annuity option and variable investment options, as well as transfers between investment options after the Annuity Starting Date. Once annuity payments have commenced, You may not be able to make transfer withdrawals to another non-qualified annuity contract or a long-term care contract in a tax-free exchange.

If the Contract allows, You may elect to convert less than the full value of your Contract to an annuity form of pay-out (i.e., "partial annuitization.") In this case, your investment in the Contract will be pro-rated between the annuitized portion of the Contract and the deferred portion. An exclusion ratio will apply to the annuity payments as described above, provided the annuity form You elect is payable for at least 10 years or for the life of one or more individuals.

3.8% TAX ON NET INVESTMENT INCOME

Federal tax law imposes a 3.8% Medicare tax on the lesser of:

       (1) the taxpayer's "net investment income," (from non-qualified annuities, interest, dividends, and other investments, offset by specified allowable deductions), or
       (2) the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).

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"Net investment income" in Item 1 above does not include distributions from tax qualified plans, (i.e., arrangements described in Code Sections 401(a), 403(a), 403(b), 408, 408A or 457(b), but such income will increase modified adjusted gross income in Item 2 above.

You should consult your tax adviser regarding the applicability of this tax to income under your annuity Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S.

Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis.

The amount of income on annuity distributions in annuity form (payable over your lifetime) is also calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the IRS issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity Contract and/or any proposed distribution, particularly a partial distribution or election to annuitize if You are a resident of Puerto Rico.

QUALIFIED ANNUITY CONTRACTS

INTRODUCTION

   The Contract may be purchased through certain types of retirement plans that receive favorable treatment under the Code ("tax qualified plans").
Tax-qualified plans include arrangements described in Code Sections 401(a), 401(k), 403(a), 403(b) or tax sheltered annuities ("TSA"), 408 or "IRAs" (including SEP and SIMPLE IRAs), 408A or "Roth IRAs" or 457 (b) or 457(b) governmental plans. Extensive special tax rules apply to qualified plans and to the annuity Contracts used in connection with these plans. Therefore, the following discussion provides only general information about the use of the Contract with the various types of qualified plans. Adverse tax consequences may result if You do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law.

The rights to any benefit under the plan will be subject to the terms and conditions of the plan itself as well as the terms and conditions of the Contract.

We exercise no control over whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular individual is entitled to participate or benefit under a plan.

All qualified plans and arrangements receive tax deferral under the Code. Since there are no additional tax benefits in funding such retirement arrangements with an annuity, there should be reasons other than tax deferral for acquiring the annuity within the plan. Such non-tax benefits may include additional insurance benefits, such as the availability of a guaranteed income for life.

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A Contract may also be available in connection with an employer's non-qualified deferred compensation plan and qualified governmental excess benefit arrangement to provide benefits to certain employees in the plan. The tax rules regarding these plans are complex. We do not provide tax advice. Please consult your tax adviser about your particular situation.

ACCUMULATION

The tax rules applicable to qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Both the amount of the contribution that may be made and the tax deduction or exclusion that You may claim for that contribution are limited under qualified plans. See the SAI for a description of qualified plan types and annual current contribution limitations which are subject to change from year-to-year.

Purchase Payments or contributions to IRAs or tax qualified retirement plans of an employer may be taken from current income on a before tax basis or after tax basis. Purchase Payments made on a "before tax" basis entitle You to a tax deduction or are not subject to current income tax. Purchase Payments made on an "after tax" basis do not reduce your taxable income or give You a tax deduction. Contributions may also consist of transfers or rollovers as described below which are not subject to the annual limitations on contributions.

The Contract will accept as a single Purchase Payment a transfer or rollover from another IRA or rollover from an eligible retirement plan of an employer (i.e., 401(a), 401(k), 403(a), 403(b) or governmental 457(b) plan.) It will also accept a rollover or transfer from a SIMPLE IRA after the taxpayer has participated in such arrangement for at least two years. As part of the single Purchase Payment, the IRA Contract will also accept an IRA contribution subject to the Code limits for the year of purchase.

TAXATION OF ANNUITY DISTRIBUTIONS

If contributions are made on a "before tax" basis, You generally pay income taxes on the full amount of money You withdraw as well as income earned under the Contract. Withdrawals attributable to any after-tax contributions are your basis in the Contract and not subject to income tax (except for the portion of the withdrawal allocable to earnings). Under current Federal income tax rules, the taxable portion of distributions under annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

If You meet certain requirements, your Roth IRA, Roth 403(b) and Roth 401(k) earnings are free from Federal income taxes.

With respect to IRA Contracts, we will withhold a portion of the taxable amount of your withdrawal for income taxes, unless You elect otherwise. The amount we withhold is determined by the Code.

GUARANTEED WITHDRAWAL BENEFITS AND GUARANTEED LIFETIME WITHDRAWAL BENEFITS

If You have purchased the GWB v1 or the GLWB, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Account Value (prior to Withdrawal Charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, First MetLife Investors intends to report such withdrawals using the Account Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GWB or the GLWB exceeds the Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

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In the event that the Account Value goes to zero, and either the Remaining
Guaranteed Withdrawal Amount is paid out under the GWB v1 in fixed installments or the Annual Benefit Payment is paid under the GLWB for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

First MetLife Investors reserves the right to change its tax reporting practices where we determine that they are not in accordance with IRS guidance (whether formal or informal).

WITHDRAWALS PRIOR TO AGE 59 1/2

A taxable withdrawal or distribution from a qualified plan which is subject to income tax may also be subject to a 10% Federal income tax penalty for "early" distribution if taken prior to age 59 1/2, unless an exception described below applies.

These exceptions include distributions made:

(a)on account of your death or disability, or

(b)as part of a series of substantially equal periodic payments payable for your life or joint lives of You and your designated beneficiary and You are separated from employment.

If You receive systematic payments that You intend to qualify for the "substantially equal periodic payments" exception noted above, any modifications (except due to death or disability) to your payment before age
59 1/2 or within five years after beginning these payments, whichever is later, will result in the retroactive imposition of the 10% Federal income tax penalty with interest. Such modifications may include additional purchase payments or withdrawals (including tax-free transfers or rollovers of Annuity Payments) from the Contract.

In addition, a withdrawal or distribution from a qualified annuity Contract other than an IRA (including SEPs and SIMPLEs) will avoid the penalty if:
(1) the distribution is on separation from employment after age 55; (2) the distribution is made pursuant to a qualified domestic relations order ("QDRO");
(3) the distribution is to pay deductible medical expenses; or (4) if the distribution is to pay IRS levies (and made after December 31, 1999).

In addition to death, disability and as part of a series of substantially equal periodic payments as indicated above, a withdrawal or distribution from an IRA (including SEPs and SIMPLEs and Roth IRAs) will avoid the penalty (1) if the distribution is to pay deductible medical expenses; (2) if the distribution is to pay IRS levies (and made after December 31, 1999); (3) if the distribution is used to pay for medical insurance (if You are unemployed), qualified higher education expenses, or for a qualified first time home purchase up to $10,000. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above.

ROLLOVERS

Your Contract is non-forfeitable (i.e., not subject to the claims of your creditors) and non-transferable (i.e., You may not transfer it to someone else).

Under certain circumstances, You may be able to transfer amounts distributed from your Contract to another eligible retirement plan or IRA.

Generally, a distribution may be eligible for rollover. Certain types of distributions cannot be rolled over, such as distributions received on account of:

   (a)minimum distribution requirements, or

   (b)financial hardship.

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


20% WITHHOLDING ON ELIGIBLE ROLLOVER DISTRIBUTIONS

For certain qualified employer plans, we are required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for Federal income taxes. The amount we withhold is determined by the Code. You may avoid withholding if You assign or transfer a withdrawal from this Contract directly into another qualified plan or IRA. Similarly, You may be able to avoid withholding on a transfer into this Contract from an existing qualified plan You may have with another provider by arranging to have the transfer made directly to us. For taxable withdrawals that are not "eligible rollover distributions," the Code requires different withholding rules which determine the withholding amounts.

DEATH BENEFITS

The death benefit is taxable to the recipient in the same manner as if paid to the Owner or plan participant (under the rules for withdrawals or Annuity Payments, whichever is applicable).

Distributions required from a qualified annuity Contract following your death depend on whether You die before You had converted your Contract to an annuity form and started taking annuity payments (your Annuity Starting Date). If You die on or after your Annuity Starting Date, the remaining portion of the interest in the Contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If You die before your Annuity Starting Date, the entire interest in the Contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated beneficiary (provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the Contract pass by reason of death; the beneficiary must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years.

Additionally, if the annuity is payable to (or for the benefit of) your surviving spouse, that portion of the Contract may be continued with your spouse as the Owner. If your spouse is your beneficiary, and your Contract permits, your spouse may delay the start of these payments until December 31 of the year in which You would have reached age 70 1/2.

If your spouse is your sole beneficiary, he or she may elect to rollover the death proceeds into his or her own IRA.

If your beneficiary is not your spouse and your plan and Contract permit, your beneficiary may be able to rollover the death proceeds via a direct trustee-to-trustee transfer into an inherited IRA. However, a non-spouse beneficiary may not treat the inherited IRA as his or her own IRA.

REQUIRED MINIMUM DISTRIBUTIONS

Generally, You must begin receiving retirement plan withdrawals by April 1 following the latter of:

   (a)the calendar year in which You reach age 70 1/2, or

   (b)the calendar year You retire, provided You do not own more than 5% of your employer.

For IRAs (including SEPs and SIMPLEs), You must begin receiving withdrawals by April 1 of the year after You reach age 70 1/2 even if You have not retired.

A tax penalty of 50% applies to the amount by which the required minimum distribution exceeds the actual distribution.

You may not satisfy minimum distributions for one employer's qualified plan (i.e., 401(a), 403(a), 457(b)) with distributions from another qualified plan of the same or a different employer. However, an aggregation rule does apply in the case of IRAs (including SEPs and SIMPLEs). The minimum required distribution is calculated with respect to each IRA, but the aggregate distribution may be taken from any one or more of your IRAs/SEPs.

Complex rules apply to the calculation of these withdrawals. In general, income tax regulations permit Annuity Payments to increase based not only with respect to the investment experience of the Investment Option but also with respect to actuarial gains.

The regulations also require that the value of benefits under a deferred annuity including certain death benefits in excess of Contract value must be added to the amount credited to your account in computing the amount required to be distributed over the applicable period. We will provide You with additional information regarding the amount that is subject to minimum distribution under this rule. You should consult your own tax adviser as to how these rules affect your own distribution under this rule.

If You intend to receive your minimum distributions which are payable over the joint lives of You and a beneficiary who is not your spouse (or over a period not exceeding the joint life expectancy of You and your non-spousal beneficiary), be advised that Federal tax rules may require that payments be made over a shorter period or may require that payments to the beneficiary be reduced after your death to meet the minimum distribution incidental benefit rules and avoid the 50% excise tax. You should consult your own tax adviser as to how these rules affect your own Contract.

Required minimum distribution rules that apply to other types of IRAs while You are alive do not apply to Roth IRAs. However, in general, the same rules with respect to minimum distributions required to be made to a beneficiary after your death under other IRAs do apply to Roth IRAs.

ADDITIONAL INFORMATION REGARDING IRAS

PURCHASE PAYMENTS

   Traditional IRA Purchase Payments (except for permissible rollovers and direct transfers) are generally not permitted after You attain age 70 1/2.
Except for permissible rollovers and direct transfers, Purchase Payments for individuals are limited in the aggregate to the lesser of 100% of compensation or the deductible amount established each year under the Code. A Purchase Payment up to the deductible amount can also be made for a non-working spouse provided the couple's compensation is at least equal to their aggregate contributions. Individuals age 50 and older are permitted to make additional "catch-up" contributions if they have sufficient compensation. If You or your spouse are an active participant in a retirement plan of an employer, your deductible contributions may be limited. If You exceed Purchase Payment limits You may be subject to a tax penalty.

Roth IRA Purchase Payments for individuals are non-deductible (made on an "after tax" basis) and are limited to the lesser of 100% of compensation or the annual deductible IRA amount. Individuals age 50 and older can make an additional "catch-up" Purchase Payment each year (assuming the individual has sufficient compensation). You may contribute up to the annual purchase payment limit if your modified adjusted gross income does not exceed certain limits. You can contribute to a Roth IRA after age 70 1/2. If You exceed Purchase Payment limits, You may be subject to a tax penalty.

WITHDRAWALS

If and to the extent that Traditional IRA Purchase Payments are made on an "after tax" basis, withdrawals would be included in income except for the portion that represents a return of non-deductible Purchase Payments. This portion is generally determined based upon the ratio of all non-deductible Purchase Payments to the total value of all your Traditional IRAs (including SEP IRAs and SIMPLE IRAs). We withhold a portion of the amount of your withdrawal for income taxes, unless You elect otherwise. The amount we withhold is determined by the Code.

Generally, withdrawal of earnings from Roth IRAs are free from Federal income tax if (1) they are made at least five (5) taxable years after your first Purchase Payment to a Roth IRA; and (2) they are made on or after the date You reach age 59 1/2 and upon your death, disability or qualified first-home purchase (up to $10,000). Withdrawals from a Roth IRA are made first from Purchase Payments and then from earnings. We may be required to withhold a portion of your withdrawal for income taxes, unless You elect otherwise. The amount will be determined by the Code.

CONVERSION

Traditional IRAs may be converted to Roth IRAs. Except to the extent You have non-deductible contributions, the amount converted from an existing Traditional IRA into a Roth IRA is taxable. Generally, the 10% Federal income tax penalty does not apply. However, the taxable amount to be converted must be based on the fair market value of the entire annuity contract being converted into a Roth IRA. Such fair market value, in general, is to be determined by taking into account the value of all benefits (both living benefits and death benefits) in addition to the account value; as well as adding back certain loads and charges incurred during the prior twelve (12) month period. Your Contract may include such benefits and applicable charges. Accordingly, if You are considering such conversion of your annuity Contract, please consult your tax adviser. The taxable amount may exceed the account value at the date of conversion.

A Roth IRA Contract may also be re-characterized as a Traditional IRA, if certain conditions are met. Please consult your tax adviser.

DISTINCTION FOR PUERTO RICO CODE

ROLLOVER

   Deferral of the recognition of income continues upon the receipt of a distribution by a participant from a qualified plan, if the distribution is contributed to another qualified retirement plan or traditional individual retirement account for the employee's benefit no later than sixty (60) days after the distribution.

ERISA CONSIDERATIONS

In the context of a Puerto Rico qualified retirement plan trust, the IRS has recently held that the transfer of assets and liabilities from a qualified retirement plan trust under the Code to that type of plan would generally be treated as a distribution includible in gross income for U.S. income tax purposes even if the Puerto Rico retirement plan is a plan described in ERISA
Section 1022(i)(1). By contrast, a transfer from a qualified retirement plan trust under the Code to a Puerto Rico qualified retirement plan trust that has made an election under ERISA Section 1022(i)(2) is not treated as a distribution from the transferor plan for U.S. income tax purposes because a Puerto Rico retirement plan that has made an election under ERISA
Section 1022(i)(2) is treated as a qualified retirement plan for purposes Code
Section 401(a). The IRS has determined that the above described rules prescribing the inclusion in income of transfers of assets and liabilities to a Puerto Rico retirement plan trust described in ERISA Section 1022(i)(1) would be applicable to transfers taking effect after December 31, 2012.

Similar to the IRS Revenue Ruling 2013-17, the U.S. Department of Labor issued DOL Technical Release No. 2013-04 on September 18, 2013 providing that, where the Secretary of Labor has authority to regulate with respect to the provisions of ERISA dealing with the use of the term "spouse" spouse will be read to refer to any individuals who are lawfully married under any state law, including same-sex spouses, and without regard to whether their state of domicile recognizes same-sex marriage. Thus, for ERISA purposes as well as Federal tax purposes, an employee benefit plan participant who marries a person of the same sex in a jurisdiction that recognizes same-sex marriage will continue to be treated as married even if the couple moves to a jurisdiction, like Puerto Rico, that does not recognize same-sex marriage.

LEGAL PROCEEDINGS

  In the ordinary course of business, First MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and Federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, First MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its Contract with the Separate Account or of First MetLife Investors to meet its obligations under the Contracts.

TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION


     COMPANY                                                             3

     INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       3

     ADDITIONAL INFORMATION                                              3

     CUSTODIAN                                                           3

     DISTRIBUTION                                                        3
         Reduction or Elimination of the Withdrawal Charge               4

     CALCULATION OF PERFORMANCE INFORMATION                              5
         Total Return                                                    5
         Historical Unit Values                                          5
         Reporting Agencies                                              6

     ANNUITY PROVISIONS                                                  6
         Fixed Annuity                                                   6
         Mortality and Expense Guarantee                                 6

     LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS                    6

     ADDITIONAL FEDERAL TAX CONSIDERATIONS                               7

     CONSOLIDATED FINANCIAL INFORMATION                                 10

     FINANCIAL STATEMENTS                                               10

APPENDIX A

INVESTMENT OPTION LEGAL AND MARKETING NAMES


SERIES FUND/TRUST                       LEGAL NAME OF INVESTMENT OPTION SERIES  MARKETING NAME
-----------------                       --------------------------------------  --------------
  American Funds Insurance Series(R)    Global Small Capitalization Fund        American Funds Global Small Capitalization Fund

APPENDIX B

ENHANCED DOLLAR COST AVERAGING PROGRAM ("EDCA") EXAMPLE

                                   EXAMPLE:

----------------------------------------------------------------------------------------------------------
                                                                                             Amount
                                                                                        Transferred from
                                                                           EDCA            EDCA Fixed
                                                                      Program-6-Month Account to Selected
                                                       Date  Amount    Interest Rate  Investment Option(s)
                                                   -------- --------- --------------- --------------------
A   EDCA Program-6-Month Initial Purchase Payment    5/1     $12,000*      1.00%            $2,000*
----------------------------------------------------------------------------------------------------------
B                                                    6/1                                    $2,000
----------------------------------------------------------------------------------------------------------
C                                                    7/1                                    $2,000
----------------------------------------------------------------------------------------------------------
D   EDCA Program-6-Month
    Subsequent Purchase Payment                      8/1    $18,000**      1.00%           $5,000**
----------------------------------------------------------------------------------------------------------
E                                                    9/1                                    $5,000
----------------------------------------------------------------------------------------------------------
F                                                    10/1                                   $5,000
----------------------------------------------------------------------------------------------------------
G                                                    11/1                                   $5,000
----------------------------------------------------------------------------------------------------------
H                                                    12/1                                  $4,058.22
----------------------------------------------------------------------------------------------------------

    * $2,000/month to be transferred from first Purchase Payment of $12,000 divided by 6 months.

    ** Additional $3,000/month to be transferred from subsequent Purchase Payment of $18,000 divided by six (6) months. Amounts transferred are from the oldest Purchase Payment and its interest, and so forth, until the EDCA Program account balance is exhausted.

The example is hypothetical and is not based upon actual previous or current rates.

APPENDIX C

DEATH BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the optional Return of Premium Death Benefit and optional Annual Step-Up Death Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by an Owner and the investment experience of the Investment Options chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.

RETURN OF PREMIUM DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Return of Premium Death Benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.

----------------------------------------------------------------------------------------------------
                                                          Date                       Amount
                                              ------------------------------ -----------------------
A   Initial Purchase Payment                            9/1/2016                    $100,000
----------------------------------------------------------------------------------------------------
B   Account Value                                       9/1/2017                    $104,000
                                              (First Contract Anniversary)
----------------------------------------------------------------------------------------------------
C   Death Benefit                                    As of 9/1/2017                 $104,000
                                                                             (= greater of A and B)
----------------------------------------------------------------------------------------------------
D   Account Value                                       9/1/2018                    $90,000
                                              (Second Contract Anniversary)
----------------------------------------------------------------------------------------------------
E   Death Benefit                                       9/1/2018                    $100,000
                                                                             (= greater of A and D)
----------------------------------------------------------------------------------------------------
F   Withdrawal                                          9/2/2018                     $9,000
----------------------------------------------------------------------------------------------------
G   Percentage Reduction in Account Value               9/2/2018                      10%
                                                                                    (= F/D)
----------------------------------------------------------------------------------------------------
H   Account Value after Withdrawal                      9/2/2018                    $81,000
                                                                                    (= D-F)
----------------------------------------------------------------------------------------------------
I   Purchase Payments Reduced for Withdrawal         As of 9/2/2018                 $90,000
                                                                                 (= A-(A X G))
----------------------------------------------------------------------------------------------------
J   Death Benefit                                       9/2/2018                    $90,000
                                                                             (= greater of H and I)
----------------------------------------------------------------------------------------------------

Notes to Example

Purchaser is age 60 at issue.

The Account Values on 9/1/2018 and 9/2/2018 are assumed to be equal prior to the withdrawal.

ANNUAL STEP-UP DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Annual Step-Up Death Benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.

                                   EXAMPLE:

-------------------------------------------------------------------------------------------------------------
                                                                   Date                       Amount
                                                       ------------------------------ -----------------------
A   Initial Purchase Payment                                     10/1/2016                   $100,000
-------------------------------------------------------------------------------------------------------------
B   Account Value                                                10/1/2017                   $104,000
                                                       (First Contract Anniversary)
-------------------------------------------------------------------------------------------------------------
C   Death Benefit (Highest Anniversary Value)                 As of 10/1/2017                $104,000
                                                                                      (= greater of A and B)
-------------------------------------------------------------------------------------------------------------
D   Account Value                                                10/1/2018                   $90,000
                                                       (Second Contract Anniversary)
-------------------------------------------------------------------------------------------------------------
E   Death Benefit (Highest Contract Year Anniversary)            10/1/2018                   $104,000
                                                                                      (= greater of B and D)
-------------------------------------------------------------------------------------------------------------
F   Withdrawal                                                   10/2/2018                    $9,000
-------------------------------------------------------------------------------------------------------------
G   Percentage Reduction in Account Value                        10/2/2018                     10%
                                                                                             (= F/D)
-------------------------------------------------------------------------------------------------------------
H   Account Value after Withdrawal                               10/2/2018                   $81,000
                                                                                             (= D-F)
-------------------------------------------------------------------------------------------------------------
I   Highest Anniversary Value reduced for Withdrawal          As of 10/2/2018                $93,600
                                                                                          (= E-(E X G))
-------------------------------------------------------------------------------------------------------------
J   Death Benefit                                                10/2/2018                   $93,600
                                                                                      (= greater of H and I)
-------------------------------------------------------------------------------------------------------------

Notes to Example

Purchaser is age 60 at issue.

Any Withdrawal Charge withdrawn from the Account Value is included when determining the percentage of Account Value withdrawn.

The Account Values on 10/1/18 and 10/2/18 are assumed to be equal prior to the withdrawal.

APPENDIX D

GUARANTEED WITHDRAWAL BENEFIT ("GWB") EXAMPLES

The purpose of these examples is to illustrate the operation of the GWB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Option(s) chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The GWB does not establish or guarantee an Account Value or minimum return for any Investment Option. The Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount cannot be taken as a lump sum.

A.  GWB -- Annual Benefit Payment Continuing When Account Value Reaches Zero

When You purchase a Contract and elect the optional GWB:

..    your initial Account Value is equal to your initial Purchase Payment;

..    your initial Total Guaranteed Withdrawal Amount (the minimum amount You are guaranteed to receive over time) is equal to your initial Purchase Payment;

..    your initial Remaining Guaranteed Withdrawal Amount (the remaining minimum amount You are guaranteed to receive over time) is equal to the Total Guaranteed Withdrawal Amount; and

..    your initial Annual Benefit Payment (the amount You may withdraw each
     Contract Year without taking an Excess Withdrawal) is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the applicable GWB Withdrawal Rate (see "Living Benefits -- Guaranteed Withdrawal Benefits -- GWB Rate Table").

The graphic example below shows how withdrawing the Annual Benefit Payment each Contract Year reduces the Remaining Guaranteed Withdrawal Amount and Account Value. Assume the over time the Account Value is reduced to zero by the effects of withdrawing the Annual Benefit Payment and poor market performance. If the Account Value reaches zero while a Remaining Guaranteed Withdrawal Amount still remains, we will begin making payments to You (equal, on a annual basis, to the Annual Benefit Payment) until the Remaining Guaranteed Withdrawal Amount is exhausted. The total amount withdrawn over the life of the Contract will be equal to the initial Total Guaranteed Withdrawal Amount.

                                    [CHART]

B.  GWB -- Effect of an Excess Withdrawal

A withdrawal that causes your total withdrawals in a Contract Year to exceed the Annual Benefit Payment is called an "Excess Withdrawal."

As described in Example A above, if You do not take Excess Withdrawals, the GWB guarantees that the entire amount of Purchase Payments You make will be returned to You through a series of withdrawals over time, even if your Account Value is reduced to zero. Non-Excess Withdrawals do not decrease the Total Guaranteed Withdrawal Amount or Annual Benefit Payment, and decrease the Remaining Guaranteed Withdrawal Amount by the dollar amount of the withdrawal.

If You do take an Excess Withdrawal, You will reduce the amount guaranteed be returned to You under the GWB. If You take an Excess Withdrawal, we will:

..    reduce the Total Guaranteed Withdrawal Amount in the same proportion that the Excess Withdrawal reduced the Account Value;

..    reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the Excess Withdrawal reduces the Account Value; and

..    reduce the Annual Benefit Payment to the new Total Guaranteed Withdrawal
     Amount multiplied by the GWB Withdrawal Rate.

For example, if an Excess Withdrawal is equal to 10% of the Account Value, that Excess Withdrawal will reduce both the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by 10%, and the new Annual Benefit Payment will be calculated based on the reduced Total Guaranteed Withdrawal Amount.

These reductions is the Total Guaranteed Withdrawal Amount, Remaining Guaranteed Withdrawal Amount, and Annual Benefit Payment may be significant, particularly when the Account Value at the time of the Excess Withdrawal is lower than the Total Guaranteed Withdrawal Amount. An Excess Withdrawal that reduces the Account Value to zero will terminate the Contract.

C.  GWB -- Excess Withdrawals -- Single Withdrawal vs. Multiple Withdrawals

Assume You make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000, Your initial Total Guaranteed Withdrawal Amount would be $100,000, and Your initial Remaining Guaranteed Withdrawal Amount is 100,000. Also assume the GWB Withdrawal Rate is 5%, making Your Annual Benefit Payment $5,000 ($100,000 x 5%).

Assume due to poor market performance Your Account Value is reduced to $80,000 and You decide to make a $10,000 withdrawal, which reduces Your Account Value to $70,000 ($80,000 - $10,000). Since Your $10,000 withdrawal exceeds Your Annual Benefit Payment of $5,000, Your Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount will be reduced in the same proportion that the withdrawal reduced the Account Value. The reduction is equal to the withdrawal amount ($10,000) divided by the Account Value before such withdrawal ($80,000), which equals 12.5%. The Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount would be reduced to 87,500 ($100,000 reduced by 12.5%). In addition, after such withdrawal, the Annual Benefit Payment would be reset equal to $4,375 (5% x $87,500).

Assume instead that You withdrew $10,000 in two separate withdrawals (on different days) of $5,000 and $5,000. Your first withdrawal of $5,000 reduces Your Account Value to $75,000 ($80,000 - $5,000). Since Your first withdrawal of $5,000 does not exceed Your Annual Benefit Payment of $5,000, Your Total Guaranteed Withdrawal Amount is not reduced, and the Remaining Guaranteed Withdrawal Amount is reduced by such withdrawal to $95,000. Your second withdrawal (on a subsequent day) of $5,000 reduces Your Account Value to $70,000 ($75,000 - $5,000). Since Your second withdrawal causes Your cumulative withdrawals ($5,000 + $5,000 = $10,000) for the current Contract Year to exceed the Annual

Benefit Payment of $5,000, Your Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount will be reduced in the same proportion that the second withdrawal reduced the Account Value. The reduction is equal to the entire amount of the second withdrawal ($5,000) divided by the Account Value before such withdrawal ($75,000), which equals 6.7%. The Total Guaranteed Withdrawal Amount would be reduced to $93,300 ($100,000 reduced by 6.7%), and the Remaining Guaranteed Withdrawal Amount would be reduced to $88,635 ($96,000 reduced by 6.7%). In addition, after the second withdrawal, the Annual Benefit Payment would be reset equal to $4,665 (5% x $93,300).

D.  GWB -- How the Automatic Annual Step-Up Works

As described in Example A above, when You purchase a Contract and elect the optional GWB, the initial Account Value and Total Guaranteed Withdrawal Amount are equal to the initial Purchase Payment. The initial Annual Benefit Payment is equal to the initial Total Guaranteed Withdrawal Amount multiplied by your GWB Withdrawal Rate.

Assume that on the first Contract Anniversary the Account Value is greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.

Assume that on the second Contract Anniversary the Account Value is one again greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will again increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.

Even if the Account Value decreases after the second Contract Anniversary, the Total Guaranteed Withdrawal Amount and Annual Benefit Payment will not decrease as long as You do not take Excess Withdrawals.

The graphic example below shows how the Automatic Annual Step-Ups on the first and second Contract Anniversaries increase the Total Guaranteed Withdrawal Amount. It also shows the Contract Owner choosing to begin withdrawals of the Annual Benefit Payment on the fifth Contract Anniversary.

Automatic Annual Step-Ups may only occur on Contract Anniversaries prior to the Contract Owner's 86th birthday. If an Automatic Annual Step-Up occurs, we may reset the GWB optional benefit charge to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same optional benefit available for new Contract purchases at the time of the Automatic Annual Step-Up. If an Automatic Annual Step-Up would result in an increase in your GWB optional benefit charge, we will notify You in writing a minimum of 30 days in advance of the applicable Contract Anniversary and inform You that You may choose to decline the Automatic Annual Step-Up.

                                    [CHART]

APPENDIX E

GUARANTEED LIFETIME WITHDRAWAL BENEFIT ("GLWB") EXAMPLES

The purpose of these examples is to illustrate the operation of the GLWB optional benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Option(s) chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The GLWB optional benefit does not establish or guarantee an Account Value or minimum return for any Investment Option. The Benefit Base cannot be taken as a lump sum. Values are rounded for display purposes only.

BENEFIT BASE

The initial Benefit Base is equal to your initial Purchase Payment. The Benefit Base is increased by any additional Purchase Payments. The Benefit Base may also increase by the Rollup Rate, if applicable, and any Automatic Step-Ups, as described below. The Benefit Base may be reduced for certain types of withdrawals, as described below.

A. WITHDRAWALS

WITHDRAWALS PRIOR TO THE LIFETIME WITHDRAWAL AGE

There is no Annual Benefit Payment prior to the Lifetime Withdrawal Age, so any withdrawal that occurs prior to the Lifetime Withdrawal Age will decrease the Benefit Base in the same proportion that the withdrawal reduces the Account Value; this adjustment is calculated using the amount of the withdrawal (including Withdrawal Charges, if any) divided by the Account Value prior to the withdrawal (a "Proportional Adjustment").

Example:

Assume You make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Assume due to poor market performance your Account Value is reduced to $80,000 and You decide to make a $10,000 withdrawal. Since this withdrawal is made prior to the Lifetime Withdrawal Age, there will be a Proportional Adjustment to the Benefit Base. The Proportional Adjustment is equal to your withdrawal amount ($10,000) divided by your Account Value before such withdrawal ($80,000), which equals 12.5%. Your Benefit Base would be reduced to $87,500 ($100,000 reduced by 12.5%).

WITHDRAWALS AFTER THE LIFETIME WITHDRAWAL AGE

Any withdrawal that occurs after the Lifetime Withdrawal Age is either a Non-Excess Withdrawal or an Excess Withdrawal.

A "Non-Excess Withdrawal" is a withdrawal that does not exceed or cause the cumulative withdrawals for the current Contract Year to exceed the Annual Benefit Payment. Non-Excess Withdrawals do not reduce the Benefit Base, but reduce your Account Value by the amount of each withdrawal.

An "Excess Withdrawal" is a withdrawal that exceeds, or causes the cumulative withdrawals for the current Contract Year to exceed the Annual Benefit Payment. Any Excess Withdrawal(s), and any subsequent withdrawals that occur in that Contract Year, will result in a Proportional Adjustment to the Benefit Base.

The Benefit Base is multiplied by the applicable GLWB Withdrawal Rate while the Account Value is greater than zero to determine your Annual Benefit Payment. The Benefit Base is multiplied by the applicable GLWB Lifetime Guarantee Rate to determine your Annual Benefit Payment if your Account Value is reduced to zero and lifetime payments are to begin.

Examples:

Assume You make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Also assume the GLWB Withdrawal Rate is 5%, making your Annual Benefit Payment $5,000 ($100,000 x 5%).

Non-Excess Withdrawals

You decide to make a $5,000 withdrawal. Since this withdrawal is made after the Lifetime Withdrawal Age and does not exceed the Annual Benefit Payment of $5,000, your Benefit Base of $100,000 is not reduced by such withdrawal.

Excess Withdrawals

Assume due to poor market performance your Account Value is reduced to $80,000 and You decide to make a $10,000 withdrawal, which reduces your Account Value to $70,000 ($80,000 - $10,000). Since your $10,000 withdrawal exceeds your Annual Benefit Payment of $5,000, there will be a Proportional Adjustment to your Benefit Base. The Proportional Adjustment is equal to the withdrawal amount ($10,000) divided by the Account Value before such withdrawal ($80,000), which equals 12.5%. The Benefit Base would be reduced to $87,500 ($100,000 reduced by 12.5%). In addition, after such withdrawal, the Annual Benefit Payment would be reset equal to $4,375 (5% x $87,500).

Assume instead that You withdrew $10,000 in two separate withdrawals (on different days) of $5,000 and $5,000. Your first withdrawal of $5,000 reduces your Account Value to $75,000 ($80,000 - $5,000). Since your first withdrawal of $5,000 does not exceed your Annual Benefit Payment of $5,000, there is no Proportional Adjustment to your Benefit Base. Your second withdrawal (on a subsequent day) of $5,000 reduces your Account Value to $70,000 ($75,000 - $5,000). Since such withdrawal causes your cumulative withdrawals ($5,000 + $5,000 = $10,000) for the current Contract Year to exceed the Annual Benefit Payment of $5,000, there will be a Proportional Adjustment to the Benefit Base. The Proportional Adjustment is equal to the entire amount of the second withdrawal ($5,000) divided by the Account Value before such withdrawal ($75,000), which equals 6.7%. The Benefit Base would be reduced to $93,300 ($100,000 reduced by 6.7%).

B. ROLLUP RATE

On each Contract Anniversary on or before the Rollup Rate Period End Date, if no withdrawals occurred in the previous Contract Year, the Benefit Base will be increased by an amount equal to the Rollup Rate multiplied by the Benefit Base before such increase.

The Benefit Base will not be increased by the Rollup Rate if: (1) a withdrawal has occurred in the Contract Year ending immediately prior to that Contract Anniversary, or (2) after the Rollup Rate Period End Date. The Rollup Rate is applied before deducting any optional benefit charge and before taking into account any Automatic Step-Up occurring on such Contract Anniversary.

Example:

Assume You make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Also assume the GLWB Withdrawal Rate is 5%, making your Annual Benefit Payment $5,000 ($100,000 x 5%).

If your Rollup Rate is 5%, your Benefit Base will increase by 5% on each Contract Anniversary until the Rollup Rate Period End Date, provided that no withdrawals occur in the previous Contract Year. If a withdrawal is not taken in the first Contract Year, your Benefit Base would increase to $105,000 ($100,000 x 105%). Also, if the Benefit Base is increased by the Rollup Rate, the Annual Benefit Payment will be recalculated to $5,250 ($105,000 X 5%).

If a withdrawal is taken in any Contract Year prior to the Rollup Rate Period End Date, the Benefit Base would not be increased by the Rollup Rate on the following Contract Anniversary.

After the Rollup Rate Period End Date, the Benefit Base is not increased by the Rollup Rate.

C. AUTOMATIC STEP-UP

On each Contract Anniversary prior to your 91/st/ birthday, an Automatic Step-Up will occur if the Account Value on that date exceeds the Benefit Base immediately before the Automatic Step-Up. An Automatic Step-Up will
(1) increase the Benefit Base to the Account Value, (2) increase the Annual Benefit Payment to equal the GLWB Withdrawal Rate multiplied by the Benefit Base after the Automatic Step-Up, (3) and may increase the optional benefit charge.

Example:

Assume You make an initial Purchase Payment of $100,000. Your initial Account Value would be $100,000 and your initial Benefit Base would be $100,000. Also assume your Annual Benefit Payment $5,000 ($100,000 x 5%) but no withdrawals have been made so the GLWB Withdrawal Rate is not determined for the life of the optional benefit by the first withdrawal. At the first Contract Anniversary, assume your Account Value has increased to $110,000 due to good market performance. The Automatic Step-Up will increase the Benefit Base from $100,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

At the second Contract Anniversary, assume your Account Value has increased to $120,000 due to good market performance. The Automatic Step-Up will increase the Benefit Base from $110,000 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).

On the third through the eighth Contract Anniversaries, assume your Account Value does not exceed the Benefit Base due to poor market performance and no withdrawals are made. No Automatic Step-Up will take place on any of the third through eighth Contract Anniversaries; however, the Benefit Base would increase by the Rollup Rate, as described above.

At the ninth Contract Anniversary, assume your Account Value has increased to $150,000 due to good market performance, which is greater than the Benefit Base immediately before the Contract Anniversary. The Automatic Step-Up will increase the Benefit Base from $120,000 to $150,000. Also assume that you are now at an age that the GLWB Withdrawal Rate has increased from 5% to 6%. Your Annual Benefit Payment will be reset to $9,000 ($150,000 x 6%).

ILLUSTRATIVE GLWB EXAMPLE

The graph below is an illustration that incorporates several concepts of the GLWB optional benefit.

Please note:

  --The graph assumes no withdrawals occur until after the Lifetime Withdrawal
    Age.

  --The graph assumes no withdrawals occur until the Rollup Rate Period End
    Date is reached.

  --The graph assumes Account Value fluctuation in order to illustrate
    Automatic Step-Ups, followed by Account Value decline, reducing to zero in order to illustrate lifetime Annuity Payments.

  --The graph assumes that the no change in the Annual Benefit Payment when the Account Value is reduced to zero (the GLWB Withdrawal Rate and GLWB Lifetime Guarantee Rate are assumed to be the same).

  --The graph shows the "Benefit Base had Automatic Step-Ups not occurred" for the purposes of illustrating the impact of Automatic Step-Ups only (i.e., Benefit Base only increased by the Rollup Rate).

                                    [GRAPHIC]

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                          Request For a Statement of
                   Additional Information/Change of Address

If You would like any of the following Statements of Additional Information, or have changed your address, please check the appropriate box below and return to the address below.

[_] [Flexible Premium Deferred Variable Annuity]

[_] Metropolitan Series Fund

[_] Met Investors Series Trust

[_] American Funds Insurance Series(R)

[_] I have changed my address. My current address is:

_________________  Name _______________________________________________________
(Contract Number)

                   Address ____________________________________________________

_________________         _____________________________________________________
   (Signature)                                                              zip


                   First MetLife Investors Insurance Company
                   200 Park Avenue
                   New York, NY 10166
                   (212) 578-9500

                      Statement of Additional Information

        Individual Flexible Premium Deferred Variable Annuity Contract

                                   issued by

                   First MetLife Investors Insurance Company

                                      and

             First MetLife Investors Variable Annuity Account One

This is not a prospectus. This Statement of Additional Information ("SAI") should be read in conjunction with the prospectus dated ______ (the "Prospectus"), for the Individual Flexible Premium Deferred Variable Annuity Contract that is described herein.

The Prospectus concisely sets forth information that a prospective investor ought to know before investing. For a copy of the Prospectus write us at: P.O. Box 10366, Des Moines, Iowa 50306-0366, or call (800) 343-8496.

This SAI is dated ______.

SAI-[      ]

            TABLE OF CONTENTS                                  Page

            COMPANY...........................................    3

            INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....    3

            ADDITIONAL INFORMATION............................    3

            CUSTODIAN.........................................    3

            DISTRIBUTION......................................    3
               Reduction or Elimination of the Withdrawal
                 Charge.......................................    4

            CALCULATION OF PERFORMANCE INFORMATION............    5
               Total Return...................................    5
               Historical Unit Values.........................    5
               Reporting Agencies.............................    6

            ANNUITY PROVISIONS................................    6
               Fixed Annuity..................................    6
               Mortality and Expense Guarantee................    6

            LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS..    6

            ADDITIONAL FEDERAL TAX CONSIDERATIONS.............    7

            CONSOLIDATED FINANCIAL INFORMATION................   10

            FINANCIAL STATEMENTS..............................   10

COMPANY

First MetLife Investors Insurance Company ("First MetLife Investors") is a stock life insurance company that was organized under the laws of the State of New York on December 31, 1992, as First Xerox Life Insurance Company. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company purchased First Xerox Life Insurance Company, which on that date changed its name to First Cova Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent of General American Life Insurance Company. We changed our name to First MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, First MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, First MetLife Investors became a direct subsidiary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

On December 31, 2002, MetLife entered into a net worth maintenance agreement with the Company. Under the agreement, MetLife agreed, without limitation as to the amount, to cause the Company to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2014, the capital and surplus of the Company was in excess of these minimum capital and surplus levels. MetLife and the Company entered into the agreement in part to enhance and maintain the financial strength of the Company as set forth in the agreement. Creditors of the Company (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of the Company with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to the Company. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Standard & Poor's Corp. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

First MetLife Investors is presently licensed to do business only in the State of New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements and financial highlights comprising each of the Subaccounts of First MetLife Investors Variable Annuity Account One, included in this Statement of Additional Information, have been audited by [To Be Updated By Amendment], an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



The financial statements of First MetLife Investors (the "Company") included in this SAI, have been audited by [To Be Updated By Amendment], independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph related to the Company being a member of a controlled group). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements, and the related financial statement schedules, incorporated by reference in this SAI from MetLife, Inc. and subsidiaries' ("MetLife's") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended [To Be Updated By Amendment], have been audited by [To Be Updated By Amendment], an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The principal business address of [To Be Updated By Amendment] is [To Be Updated By Amendment].

ADDITIONAL INFORMATION

As noted above in the "The Company" section of this SAI, MetLife has entered into a net worth maintenance agreement with the Company. As permitted by SEC rules, we are incorporating by reference into this SAI the following documents or portions thereof, as described, which have been filed with the SEC, which means that these documents or portions thereof, as described, are legally a part of this SAI:

[To be updated by amendment]:

(i) The consolidated financial statements and financial statement schedules from MetLife and subsidiaries' Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 27, 2015 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov; and

(ii) MetLife's Current Report on Form 8-K filed with the SEC on March 5, 2015 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife's financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above as bearing on the ability of MetLife to meet its obligations under the net worth maintenance agreement.

CUSTODIAN

First MetLife Investors Insurance Company, 200 Park Avenue, New York, NY 10166, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION

Information about the distribution of the contracts is contained in the Prospectus. (See "Who Sells the Contracts.") Additional information is provided below.

The Contracts are offered to the public on a continuous basis. We anticipate continuing to offer the Contracts, but reserve the right to discontinue the offering.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 1095 Avenue of the Americas, New York, NY 10036. In December 2004, MetLife Investors Distribution Company, which was then a

Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:

                                              Aggregate Amount of
                                              Commissions Retained
                          Aggregate Amount of by Distributor After
                          Commissions Paid to Payments to Selling
             Fiscal year      Distributor            Firms
             -----------  ------------------- --------------------
                2014          $30,378,728              $0
                2013          $32,062,560              $0
                2012          $44,348,103              $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the Contracts.

As noted in the Prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. In view of the fact that the Contracts are newly offered, no commissions were paid in connection with the Contracts.



Reduction or Elimination of the Withdrawal Charge

The amount of the Withdrawal Charge on B and R Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Withdrawal Charge will be determined by the Company after examination of all the relevant factors such as:

1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of Purchase Payments to be received will be considered. Per Contract sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the Withdrawal Charge.

The Withdrawal Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the Withdrawal Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a Withdrawal Charge waiver, we may provide an Account Value credit.

CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Option over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account charges (including certain death benefit rider charges), the expenses for the underlying Investment Option being advertised, and any applicable Annual Contract Fee, Withdrawal Charge, GWB or GLWB rider charge. For purposes of calculating performance information, the GLWB and GWB rider charges may be reflected as a percentage of Account Value or other theoretical benefit base. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit Values for an initial $1,000 Purchase Payment, and deducting any applicable Annual Contract Fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

   P (1 + T)/n/ = ERV

Where:

   P = a hypothetical initial payment of $1,000

   T = average annual total return

   n = number of years



    ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a Withdrawal Charge or applicable GWB or GLWB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment experience of each Investment Option will fluctuate over time, and any presentation of the Investment Option's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

Historical Unit Values

The Company may also show historical Accumulation Unit Values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit Values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit Values for any of the Investment Options against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Investment Option being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit Values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS

Currently, only Fixed Annuity Payments are available under the Contract. In the future we may make a variable annuity payment option available as an additional annuity payment option or instead of the Fixed Annuity Payment option.



Fixed Annuity

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The "Adjusted Account Value" is the Account Value, less any premium and other taxes or other applicable taxes and less any applicable Annual Contract Fee. All or a portion of your Adjusted Account Value may be applied to the applicable fixed annuity tables as defined on your Contract schedule to determine your Annuity Payment. The Adjusted Account Value is determined on the Annuity Calculation Date which is a Business Day no more than five (5) Business Days prior to the Annuity Date.

Fixed Annuity Payments are based upon the annuity option elected, the Annuitant's Attained Age and sex (where permitted by law), and the appropriate fixed annuity option table. If, as of the Annuity Calculation Date, the then-current fixed annuity option rates applicable to this class of Annuitants provide an Annuity Payment greater than that which is guaranteed under the same annuity option under this Contract, then the greater payment will be made.

Mortality and Expense Guarantee

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS

If mandated under applicable law, the Company may be required to reject a Purchase Payment. The Company may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making Annuity Payments until instructions are received from the appropriate regulator.

ADDITIONAL FEDERAL TAX CONSIDERATIONS

Non-Qualified Contracts

Diversification. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. Failure to meet these standards would result in immediate taxation to contract Owners of gains under their contracts. Inadvertent failure to meet these standards may be correctable.

Changes to Tax Rules and Interpretations

Changes to applicable tax rules and interpretations can adversely affect the tax treatment of your Contract. These changes may take effect retroactively.

We reserve the right to amend your Contract where necessary to maintain its status as a variable annuity Contract under federal tax law and to protect you and other Owners in the Investment Options from adverse tax consequences.

3.8% Investment Tax

The 3.8% investment tax applies to investment income earned in households making at least $250,000 ($200,000 single) and will result in the following top tax rates on investment income:

                         Capital Gains  Dividends Other
                         -------------  --------- -----
                            23.8%         43.4%   43.4%

The table above also incorporates the scheduled increase in the capital gains rate from 15% to 20%, and the scheduled increase in the dividends rate from 15% to 39.6%.

Qualified Contracts

Annuity Contracts purchased through tax qualified plans are subject to limitations imposed by the Code and regulations as a condition of tax qualification. There are various types of tax qualified plans which have certain beneficial tax consequences for Owners and plan participants.



Types of Qualified Plans

The following list includes individual account-type plans which may hold an annuity Contract as described in the Prospectus. Except for Traditional IRAs, they are established by an employer for participation of its employees.

IRA
Established by an individual, or employer as part of an employer plan.

SIMPLE
Established by a for-profit employer with fewer than 100 employees, based on IRA accounts for each participant.

SEP
Established by a for-profit employer, based on IRA accounts for each participant. Employer only contributions.

401(k), 401(a)
Established by for-profit employers, Section 501(c)(3) tax exempt and non-tax exempt entities, Indian Tribes.

[403(b) Tax Sheltered Annuity ("TSA")
Established by Section 501(c)(3) tax exempt entities, public schools (K-12), public colleges, universities, churches, synagogues and mosques.

457(b) Governmental Sponsor
Established by state and local governments, public schools (K-12), public colleges and universities.

457(b) Non-Governmental Sponsor
Established by a tax-exempt entity. Under a non-governmental plan, which must be a tax-exempt entity under Section 501(c) of the Code, all such investments of the plan are owned by and are subject to the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental Section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

Additional information regarding 457(b) plans
A 457(b) plan may provide a one-time election to make special one-time "catch-up" contributions in one or more of the participant's last three taxable years ending before the participant's normal retirement age under the plan. Participants in governmental 457(b) plans may not use both the age 50 or older catch-up and the special one-time catch-up contribution in the same taxable year. In general, contribution limits with respect to elective deferral and to age 50 plus catch-up contributions are not aggregated with contributions under the other types of qualified plans for the purposes of determining the limitations applicable to participants.

403(a)
If your benefit under the 403(b) plan is worth more than $5,000, the Code requires that your annuity protect your spouse if you die before you receive any payments under the annuity or if you die while payments are being made. You may waive these requirements with the written consent of your spouse. In general, designating a Beneficiary other than your spouse is considered a waiver and requires your spouse's written consent. Waiving these requirements may cause your monthly benefit to increase during your lifetime. Special rules apply to the withdrawal of excess contributions.]

Roth Account
Individual or employee plan contributions made to certain plans on an after-tax basis. An IRA may be established as a Roth IRA, and 401(k), 403(b) and 457(b) plans may provide for Roth accounts.

ERISA

If your plan is subject to ERISA and you are married, the income payments, withdrawal provisions, and methods of payment of the death benefit under your Contract may be subject to your spouse's rights as described below.

Generally, the spouse must give qualified consent whenever you elect to:

(a)choose income payments other than on a qualified joint and survivor annuity basis ("QJSA") (one under which we make payments to you during your lifetime and then make payments reduced by no more than 50% to your spouse for his or her remaining life, if any): or choose to waive the qualified pre-retirement survivor annuity benefit ("QPSA") (the benefit payable to the surviving spouse of a participant who dies with a vested interest in an accrued retirement benefit under the plan before payment of the benefit has begun);



(b)make certain withdrawals under plans for which a qualified consent is required;

(c)name someone other than the spouse as your Beneficiary; or

(d)use your accrued benefit as security for a loan exceeding $5,000.

Generally, there is no limit to the number of your elections as long as a qualified consent is given each time. The consent to waive the QJSA must meet certain requirements, including that it be in writing, that it acknowledges the identity of the designated Beneficiary and the form of benefit selected, dated, signed by your spouse, witnessed by a notary public or plan representative, and that it be in a form satisfactory to us. The waiver of the QJSA generally must be executed during the 180 day period (90 days for certain loans) ending on the date on which income payments are to commence, or the withdrawal or the loan is to be made, as the case may be. If you die before benefits commence, your surviving spouse will be your Beneficiary unless he or she has given a qualified consent otherwise.

The qualified consent to waive the QPSA benefit and the Beneficiary designation must be made in writing that acknowledges the designated Beneficiary, dated, signed by your spouse, witnessed by a notary public or plan representative and in a form satisfactory to us. Generally, there is no limit to the number of Beneficiary designations as long as a qualified consent accompanies each designation. The waiver of and the qualified consent for the QPSA benefit generally may not be given until the plan year in which you attain age 35. The waiver period for the QPSA ends on the date of your death.

If the present value of your benefit is worth $5,000 or less, your plan generally may provide for distribution of your entire interest in a lump sum without spousal consent.

Comparison of Plan Limits for Individual Contributions

(1)IRA: elective contribution: $5,500; catch-up contribution: $1,000

(2)SIMPLE: elective contribution: $12,500; catch-up contribution: $3,000

(3)401(k): elective contribution: $18,000; catch-up contribution: $6,000

(4)SEP/401(a): (employer contributions only)

(5)403(b) (TSA): elective contribution: $18,000; catch-up contribution: $6,000

(6)457(b): elective contribution: $18,000; catch-up contribution: $6,000

Dollar limits are for 2015 and subject to cost-of-living adjustments in future years. Employer-sponsored individual account plans (other than 457(b) plans) may provide for additional employer contributions such that total annual plan contributions do not exceed the greater of $53,000 or 25% of an employee's compensation for 2015.

Federal Estate Taxes

While no attempt is being made to discuss the federal estate tax implications of the contract, you should bear in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.



Generation-Skipping Transfer Tax

Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity Contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchase Payments By Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state and foreign taxation with respect to an annuity Contract purchase.

CONSOLIDATED FINANCIAL INFORMATION

Consolidated financial information (Accumulation Unit Value information) is not
available because the Contract was not offered for sale prior to [      ], and
therefore there are no Accumulation Units outstanding as of the date of this SAI.

FINANCIAL STATEMENTS

The financial statements and financial highlights comprising each of the Subaccounts of the Separate Account and the consolidated financial statements of the Company are included herein.

The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

                                     PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS




The financial statements and financial highlights of each of the Subaccounts of the Separate Account are included in Part B hereof and include (to be updated by Amendment):

1.   Report of Independent Registered Public Accounting Firm.

2.   Statements of Assets and Liabilities as of December 31, 2014.

3.   Statements of Operations for the year ended December 31, 2014.

4.   Statements of Changes in Net Assets for the years ended December 31, 2014 and 2013.

5.   Notes to the Financial Statements.

The financial statements of the Company are included in Part B hereof and include (to be updated by Amendment):

1.   Independent Auditors' Report.

2.   Balance Sheets as of December 31, 2014 and 2013.

3.   Statements of Operations for the years ended December 31, 2014, 2013 and 2012.

4.   Statements of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012.

5.   Statements of Stockholder's Equity for the years ended December 31, 2014, 2013 and 2012.

6.   Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012.

7.   Notes to the Financial Statements.




b.            Exhibits
              ---

1.            Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account
                 (1)

2.            Not Applicable.

3.   (i)      Principal Underwriter's and Selling Agreement (effective January 1, 2001)(5)

     (ii)     Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002)(7)

     (iii)    Agreement and Plan of Merger (12-01-04) (MLIDC into GAD) (7)

     (iv)     Form of Retail Sales Agreement (2-10) and Schedule of Differences (10)

     (v)      Form of Enterprise Selling Agreement 9-12 (MetLife Investors Distribution Company Sales Agreement)
              (17)

4.   (i)     (a) Form of Variable Annuity Contract 7-210(11-15) (filed herewith)

             (b) Form of Variable Annuity Contract Schedule 7-C210(11-15)-B (filed herewith)

             (c) Form of Variable Annuity Contract Schedule 7-C210(11-15)-R (filed herewith)

     (ii)     Individual Retirement Annuity Endorsement (to be filed by amendment)

     (iii)    Non-Qualified Annuity Endorsement (to be filed by amendment)

     (iv)     Roth Individual Retirement Annuity Endorsement (to be filed by amendment)

     (v)      Designated Beneficiary Non Qualified Annuity Endorsement FMLI-NQ-1 (11/05)-I (6)

     (vi)     Simple Annuity Endorsement (to be filed by amendment)

     (vii)    Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (3)

     (viii)   Waiver of Withdrawal Charge for Terminal Illness Rider (3)

     (ix)     Unisex Annuity Rates Rider (to be filed by amendment)





      (x)         Form of Guaranteed Lifetime Withdrawal Benefit Rider 7-4-GLWB-1 (02/15) (20)

      (xi)        Form of Guaranteed Withdrawal Benefit Rider (GWB) (to be filed by amendment)

      (xii)       Death Benefit Rider - Return of Premium (to be filed by amendment)

      (xiii)      Death Benefit Rider - Annual Step-Up (to be filed by amendment)

      (xiv)       Endorsement (Name Change effective February 5, 2001. First MetLife Investors Insurance
                  Company; formerly First COVA Life Insurance Company) (2)

      (xv)        Enhanced Dollar Cost Averaging Rider (3)

      (xvi)       Form of Fixed Account Rider ICC15-8-FIX-1 (11/15) (to be filed by amendment)

      (xvii)      Form of Fixed Account Rider Contract Schedule ICC15-8-CFIX-1 (11/15) (to be filed by amendment)

5.                Form of Variable Annuity Application (to be filed by Amendment)

6.    (i)         Copy of Articles of Incorporation of the Company (2)

      (ii)        Copy of Amended and Restated Bylaws of the Company (4)

7.    (i)(a)      Automatic Reinsurance Agreement between First MetLife Investors Insurance Company and Exeter
                  Reassurance Company, Ltd. (effective December 1, 2004) (15)

      (b)         Amendment No. 1 through Amendment No. 16 to Automatic Reinsurance Agreement effective as of
                  December 1, 2004 ("Agreement") between First MetLife Investors Insurance Company (the "Cedent")
                  and Exeter Reassurance Company, Ltd. (the "Reinsurer") (15)

      (c)         Amendment No. 17 through Amendment No. 19 to Automatic Reinsurance Agreement effective as of
                  December 1, 2004 ("Agreement") between First MetLife Investors Insurance Company (the "Cedent")
                  and Exeter Reassurance Company, Ltd. (the "Reinsurer") (17)

      (d)         Amendment No. 20 and Amendment No. 21 to Automatic Reinsurance Agreement effective as of
                  December 1, 2004 ("Agreement") between First MetLife Investors Insurance Company (the "Cedent")
                  and Exeter Reassurance Company, Ltd. (the "Reinsurer") (18)

      (ii)        Partial Commutation Agreement between First MetLife Investors Insurance Company (the "Cedent") and
                  Exeter Reassurance Company, Ltd. (the "Reinsurer") (dated November 1, 2014) (19)

      (iii)       Reinsurance Agreement between First MetLife Investors Insurance Company and Metropolitan Life
                  Insurance Company (dated November 1, 2014) (19)

8.    (i)(a)      Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                  Investors Distribution Company and First MetLife Investors Insurance Company (3)

      (b)         Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory
                  Corp., MetLife Investors Distribution Company and First MetLife Investors Insurance Company (dated
                  May 1, 2009) (16)

      (c)         Amendment to Participation Agreement among Met Investors Series Trust, Met Investors Advisory Corp.,
                  MetLife Investors Distribution Company and First MetLife Investors Insurance Company (effective April
                  30, 2010) (16)

      (ii)(a)     Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife
                  Investors Distribution Company and First MetLife Investors Insurance Company (effective August 31,
                  2007) (8)

      (b)         Amendment to Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC,
                  MetLife Investors Distribution Company and First MetLife Investors Insurance Company (effective April
                  30, 2010) (16)

      (iii) (a)   Fund Participation Agreement among First MetLife Investors Insurance Company, American Funds
                  Insurance Series and Capital Research and Management Company (effective 04-29-03)(13)

      (b)         First Amendment to the Fund Participation Agreement among First MetLife Investors Insurance
                  Company, American Funds Insurance Series and Capital Research and Management Company dated
                  November 1, 2005 (effective 01-01-2007)(13)

      (c)         Amendment to the Participation Agreement among American Funds Insurance Series, Capital Research and Management Company and First MetLife Investors Insurance Company (14)

9.                Opinion of Counsel (to be filed by Amendment)

10.   (i)         Consent of Independent Registered Public Accounting Firm for the Depositor and the Registrant (to be filed by
                  Amendment)

      (ii)        Consent of Independent Registered Public Accounting Firm for MetLife, Inc. (to be filed by Amendment)

11.               Not Applicable.



12.       Not Applicable.

13.       Powers of Attorney for Eric T. Steigerwalt, Elizabeth M. Forget, Norse N. Blazzard, Kumar Das
          Gupta, Robert L. Davidow, Richard A. Hemmings, Lisa S. Kuklinski, Dina R. Lumerman, Richard C.
          Pearson, Thomas A. Price, Thomas J. Skelly, Peter M. Carlson and James J. Reilly (filed herewith)

      (1) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
          Nos. 033-74174 and 811-08306) as electronically filed on December 30, 1999.

      (2) incorporated herein by reference to Registrant's Post-Effective Amendment No. 7 to Form N-4 (File
          Nos. 033-74174 and 811-08306) as electronically filed on May 1, 2001.

      (3) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-96777 and 811-08306) as
          electronically filed on July 19, 2002.

      (4) incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 to Form N-4 (File Nos.
          333-96777 and 811-08306) as electronically filed on October 15, 2002.

      (5) incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
          Nos. 333-96773 and 811-08306) as electronically filed on November 2, 2004.

      (6) incorporated herein by reference to Registrant's Post-Effective Amendment No.7 to Form N-4 (File Nos.
          333-96773 and 811-08306) as electronically filed on September 9, 2005.

      (7) incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
          Nos. 333-96777 and 811-08306) as electronically filed on April 18, 2007.

      (8) incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (file
          Nos. 333-96773 and 811-08306) as electronically filed on October 31, 2007.

      (9) incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-152450 and 811-08306) as
          electronically filed on July 22, 2008.

   (10)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 29 to Form N-4 (File
          Nos. 333-96777 and 811-08306) as electronically filed on April 15, 2010.

   (11)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 23 to Form N-4 (File
          Nos. 333-96773 and 811-08306) as electronically filed on June 15, 2010.

   (12)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 3 to Form N-4 (File
          Nos. 333-156646 and 811-08306) as electronically filed on March 22, 2011.

   (13)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File
          Nos. 333-125617 and 811-08306) as electronically filed on April 21, 2006.

   (14)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 24 to Form N-4 (File
          Nos. 333-96773 and 811-08306) as electronically filed on April 14, 2011.

   (15)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
          Nos. 333-176680 and 811-08306) as electronically filed on April 18, 2012.

   (16)   incorporated herein by reference to Registrant's Initial Registration Statement on Form N-4 (File
          Nos.333-179240 and 811-08306) as filed electronically on January 30, 2012.

   (17)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File
          Nos.333-176680 and 811-08306) as filed electronically on April 17, 2013.

   (18)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
          Nos.333-176680 and 811-08306) as filed electronically on April 22, 2014.

   (19)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 14 to Form N-4 (File
          Nos.333-176680 and 811-08306) as filed electronically on April 22, 2015.

   (20)   incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File
          Nos. 333-176680 and 811-08306) as electronically filed on June 3, 2015.


   (21)   incorporated herein by reference to Registrant's Initial Registartion Statement on  Form N-4 (File
          Nos. 333-205137 and 811-08306) as filed electronically on June 22, 2015.




ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  ------------------------------------------------------


Eric T. Steigerwalt                    Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Elizabeth M. Forget                    Chairman of the Board, President, Chief
Gragg Building                         Executive Officer and Director
11225 North Community House Road
Charlotte, NC 28277


Lisa S. Kuklinski                      Director and Vice President
1095 Avenue of the Americas
New York, NY 10036

Norse N. Blazzard                      Director
6278 North Federal Highway
Suite 390
Ft. Lauderdale, FL 33308

Kumar Das Gupta                        Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Robert L. Davidow                      Director
367 Stanwich Road
Greenwich, CT 06830

Richard A. Hemmings                    Director
Fidelity Life Association
1211 West 22nd Street, # 209
Oak Brook, IL 60026

Stephen M. Kessler                     Director
300 Davidson Avenue
Somerset, NJ 08873

Dina Lumerman                          Director
501 Route 22
Bridgewater, NJ 08807

Kieran R. Mullins                      Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Richard C. Pearson                     Director
598 Los Arboles Lane
San Marino, CA 91108

Thomas A. Price                        Director
66 Davidson Lane East
West Islip, NY 11795

Thomas J. Skelly                       Director
1270 W. Whitmore Ct.
Lake Forest, IL 60045

Peter M. Carlson                       Executive Vice President and Chief Accounting Officer
1095 Avenueof the Americas
New York, NY 10036

Jason Manske                           Senior Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

John Peter Kyne, III                   Vice President, Director of Compliance
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


James J. Reilly                        Chief Financial Officer
One Financial Center
21st Floor
Boston, MA 02111


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  -------------------------------------

Tyla Reynolds                          Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Scott E. Andrews                       Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Stewart Ashkenazy                      Vice President
1095 Avenue of the Americas
New York, NY 10036

Roberto Baron                          Vice President
1095 Avenue of the Americas
New York, NY 10036

Michael Coe                            Vice President
501 Route 22
Bridgewater, NJ 08807

Jason Frain                            Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Wha-ning Doo                           Vice President
501 Route 22
Bridgewater, NJ 08807

Lynn A. Dumais                         Vice President
18210 Crane Nest Dr.
Tampa, FL 33647

Jeffrey P. Halperin                    Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gregory E. Illson                      Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Andrew Kaniuk                          Vice President
501 Route 22
Brdigewater, NJ 08807

Christopher A. Kremer                  Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gene L. Lunman                         Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Timothy McLinden                       Vice President
277 Park Avenue
46th Floor
New York, NY 10172

Mark S. Reilly                         Vice President
Woodward Building
11215 North Community House Road
Charlotte, NC 28277

Robert L. Staffier                     Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------  -------------------------------------

Richard A. Stevens                     Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Frans Tegroen                          Vice President and Illustration Actuary
1300 Hall Boulevard
Bloomfield, CT 06002

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of First MetLife Investors Insurance Company under New York state insurance law. First MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF June 30, 2015

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2015. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Home Loans LLC (DE)

C.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

                  i) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

            e)    1320 GP LLC (DE)

D. MetLife Chile Inversiones Limitada (Chile) - 70.4345328853% of MetLife Chile Inversiones Limitada is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natiloportem Holdings, LLC.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones Limitada and 0.0031% by International Technical and Advisory Services Limited ("ITAS").

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is held by MetLife Chile Seguros de Vida S.A. and 0.01% is held by MetLife Chile Inversiones Limitada.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones Limitada and the remaining interest is owned by a third party.

            a) Legagroup S.A. (Chile) - 99% of Legagroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

      3. Inversiones MetLife Holdco Tres Limitada (Chile) - 99.9% of Inversiones MetLife Holdco Tres Limitada is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

            a) MetLife Chile Acquisition Co. S.A. (Chile) - 45% of MetLife Chile Acquisition Co. S.A. is owned by Inversiones MetLife Holdco Dos Limitada, 45% is owned by Inversiones MetLife Holdco Tres Limitada and 10% is owned by MetLife Chile Inversiones Limitada.

                  i) Inversiones Previsionales S.A. (Chile) - 99.999% of Inversiones Previsionales S.A. is owned by MetLife Chile Acquisition Co. S.A. and 0.001% is owned by Inversiones MetLife Holdco Tres Limitada.

                        aa) AFP Provida S.A. (Chile) - 51.62% of AFP Provida S.A. is owned by Inversiones Previsionales S.A., 21.97% is owned indirectly (by means of ADR) by MetLife Chile Acquisition Co. S.A., 17.79% is owned directly by MetLife Chile Acquisition Co. S.A. and the remainder is owned by third parties.

                              1) Provida Internacional S.A. (Chile) - 99.99% of Provida Internacional S.A. is owned by AFP Provida S.A. and 0.01% by Inversiones Previsionales S.A.

                                    ii)   AFP Genesis Administradora de Fondos y
                                          Fidecomisos S.A. (Ecuador) - 99.9997%
                                          of AFP Genesis Administradora de
                                          Fondos y Fidecomisos S.A. is owned by
                                          Provida Internacional S.A. and 0.0003%
                                          is owned by Inversiones Previsionales
                                          S.A.

      4. MetLife Chile Seguros Generales S.A. (Chile) - 99.9% of MetLife Chile Seguros Generales, S.A. is owned by MetLife Chile Inversiones Limitada and 0.1% is owned by Inversiones MetLife Holdco Dos Limitada.

E.    MetLife Securities, Inc. (DE)

F.    Enterprise General Insurance Agency, Inc. (DE)

G.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      5.    Metropolitan Group Property and Casualty Insurance Company (RI)

      6.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      7.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

H.    First MetLife Investors Insurance Company (NY)

I.    Newbury Insurance Company, Limited (DE)

J.    MetLife Investors Group, LLC (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

K.    Metropolitan Life Insurance Company ("MLIC") (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    Sandpiper Cove Associates II, LLC

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

            b) Mansell Office LLC (DE) - 73.0284% of Mansell Office LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

            c) Mansell Retail LLC (DE) - 73.0284% of Mansell Retail LLC is owned by MLIC Asset Holdings II LLC and 26.9716% is owned by MLIC CB Holdings LLC.

      5.    CC Holdco Manager, LLC (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    HPZ Assets LLC (DE)

      9.    Missouri Reinsurance, Inc. (Cayman Islands)

      10.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      11.   ML New River Village III, LLC (DE)

      12.   MetLife RC SF Member, LLC (DE)

      13.   MetLife Private Equity Holdings, LLC (DE)

      14.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

                  i) Long Island Solar Farm, LLC ("LISF")(DE) - 9.61% membership interest is held by MetLife Renewables Holding, LLC and 90.39% membership interest is held by LISF Solar Trust in which MetLife Capital Limited Partnership has 100% beneficial interest.

                  ii)   MetLife Canada Solar ULC (Canada)

      15.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      16.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      17.   MetLife Investments Asia Limited (Hong Kong)

      18. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      19. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      20.   New England Life Insurance Company (MA)

      21.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      22.   Corporate Real Estate Holdings, LLC (DE)

      23. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      24.   MetLife Tower Resources Group, Inc. (DE)

      25.   Headland-Pacific Palisades, LLC (CA)

      26. Headland Properties Associates (CA) - 99% is owned by Metropolitan Life Insurance Company and 1% is owned by Headland-Pacific Palisades, LLC.

      27.   WFP 1000 Holding Company GP, LLC (DE)

      28.   White Oak Royalty Company (OK)

      29.   500 Grant Street GP LLC (DE)

      30. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      31. MetLife Mall Ventures Limited Partnership (DE) - 99% LP interest of MetLife Mall Ventures Limited Partnership is owned by MLIC and 1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

            a) HMS Master Limited Partnership (DE) - 60% LP interest of HMS Master Limited Partnership is owned by MetLife Mall Ventures Limited Partnership. A 40% LP interest is owned by a third party. Metropolitan Tower Realty Company, Inc. is the GP.

                 i)   HMS Southpark Residential LLC (DE)


      32.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Associates LLC (DE)

      33.   Euro CL Investments, LLC (DE)

      34.   MEX DF Properties, LLC (DE)

      35. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      36.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      37.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      38.   MLIC Asset Holdings LLC (DE)

      39.   85 Broad Street Mezzanine LLC (DE)

      40.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      41.   ML Bridgeside Apartments LLC (DE)

      42. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      43.   MLIC CB Holdings LLC (DE)

      44. Met II Office Mezzanine LLC, (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office LLC (FL)

      45.   The Worthington Series Trust (DE)

      46. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 31.707% by MetLife Insurance Company USA and 4.878% by General American Life Insurance Company.

      47.   Oconee Hotel Company, LLC (DE)

      48.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      49.   1201 TAB Manager, LLC (DE)

      50. MetLife 1201 TAB Member, LLC (DE) - 69.66% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 27.24% is owned by MetLife Insurance Company USA and 3.10% is owned by Metropolitan Property and Casualty Insurance Company.

            a) 1201 TAB Owner, LLC (DE) - 50% of 1201 TAB Owner, LLC is owned by Metlife 1201 TAB Member, LLC and the remainder is owned by a third party. Metlife 1201 TAB Manager, LLC is the manager of 1201 TAB Owner, LLC.

      51. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Insurance Company USA and 10.99% is owned by New
            England Life Insurance Company.

      52.   Ashton Southend GP, LLC (DE)

      53. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      54. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      55. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56.   Ardrey Kell Townhomes, LLC (DE)

      57.   Boulevard Residential, LLC (DE)

      58.   465 N. Park Drive, LLC (DE)

      59.   Ashton Judiciary Square, LLC (DE)

      60. Sandpiper Cove Associates, LLC (DE) - 90.59% membership interest of Sandpiper Cove Associates, LLC is owned by MLIC and 9.41% is owned by Metropolitan Tower Realty Company.

      61. 1900 McKinney Properties, LP (DE) - 99.9% LP interest of 1900 McKinney Properties, LP is owned by MLIC and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      62.   Marketplace Residences, LLC (DE)

      63.   ML Swan Mezz, LLC (DE)

            a)    ML Swan GP, LLC (DE)

      64.   ML Dolphin Mezz, LLC (DE)

            a)    ML Dolphin GP, LLC (DE)

      65.   Haskell East Village, LLC (DE)

      66. MetLife Cabo Hilton Member, LLC (DE) - 54.129% of MetLife Cabo Hilton Member, LLC is owned by MLIC, 16.9% by General American Life Insurance Company, 28.971% by MetLife Insurance Company USA

      67.   ML Terraces, LLC (DE)

      68.   Chestnut Flats Wind, LLC (DE)

      69.   MetLife 425 MKT Member, LLC (DE)

            a) 425 MKT, LLC (DE) - 52.5% of 425 MKT, LLC is owned by MetLife 425 MKT Member, LLC and 47.5% is owned by a third party. 425 MKT, LLC is the managing member of 425 MKT REIT, LLC.

                 i) 425 MKT REIT, LLC (DE) - 99.9% of 425 MKT REIT, LLC is owned by 425 MKT, LLC and the remaining 0.1% by third parties.

      70.   MetLife OFC Member, LLC (DE)

            a) OFC Boston, LLC (DE) - 52.5% of OFC Boston, LLC is owned by MetLife OFC Member, LLC and 47.5% is owned by a third party.

                 i) OFC REIT, LLC (DE) - 99.9% of OFC REIT, LLC is owned by OFC Boston, LLC and the remaining 0.1% is owned by third parties.

                      aa)   Dewey Square Tower Associates, LLC (MA)

      71. MetLife THR Investor, LLC (DE) - 85% of MetLife THR Investor, LLC is owned by MLIC and 15% is owned by MetLife Insurance Company USA.

      72. ML Southmore, LLC (DE) - 75.12% of ML Southmore, LLC is owned by MLIC and 24.88% is owned by MetLife Insurance Company USA.

      73. ML - AI MetLife Member 1, LLC (DE) - 83.675% of the membership interest is owned by MLIC, 10.563% by MetLife Insurance Company USA and 4.801% by Metropolitan Property and Casualty Insurance Company.

            a) ML - AI Venture 1, LLC (DE) - 51% of ML-AI Venture 1, LLC is owned by ML-AI MetLife Member 1, LLC and 49% is owned by a third party. MetLife Investment Advisors, LLC is the asset manager.

                 i)   ML-AI 125 Wacker, LLC (DE)

      74.   MetLife CB W/A, LLC (DE)

      75. MetLife Camino Ramon Member, LLC (DE) - 78.6% of MetLife Camino Ramon Member, LLC is owned by MLIC and 21.4% is owned by MetLife Insurance Company USA.

      76.   10700 Wilshire, LLC (DE)

      77.   Viridian Miracle Mile, LLC (DE)

      78. MetLife 555 12th Member, LLC (DE) - MetLife 555 12th Member, LLC is owned at 69.4% by MLIC, 25.2% by MetLife Insurance Company USA and 5.4% by GALIC.

            a) 555 12th, LLC (DE) - 52.5% of 555 12th, LLC is owned by MetLife 555 12th Member, LLC and the remainder by a third party.

                 i) 555 12th REIT, LLC (DE) - 99.99% of 555 12th REIT, LLC is owned by 555 12th, LLC and the remaining 0.01% by third parties.

      79.   MetLife OBS Member, LLC (DE)

          a) OBS Boston, LLC (DE) - 52.5% of OBS Boston, LLC is owned by MetLife OBS Member, LLC and the remaining by third parties

                i) OBS REIT, LLC (DE) - 99.98% of OBS REIT, LLC is owned by OBS Boston, LLC and the remaining 0.02% by third parties

                      1)    OBS BOS Services, LLC (DE)

      80.   MetLife 1007 Stewart, LLC (DE)

      81. ML-AI MetLife Member 2, LLC (DE) - 82% of ML-AI MetLife Member 2, LLC's ownership interest is owned by MLIC and 18% by MetLife Insurance Company USA.

            a) ML-AI Venture 2, LLC (DE) - 50% of ML-AI Venture 2, LLC is owned by ML-AI MetLife Member 2, LLC and the remaining by third parties.

                 i)   ML-AI Normandale, LLC

      82. 655 West Broadway, LLC (DE) - 90% of 655 West Broadway, LLC is owned by MLIC and 10% by Metropolitan Tower Realty Company, Inc.

      83.   MetLife FM Hotel Member, LLC (DE)

            a)   LHCW Holdings (U.S.) LLC (DE)

                 i)   LHC Holdings (U.S.) LLC (DE)

                      aa)   LHCW Hotel Holding LLC (DE)

                            1)   LHCW Hotel Holding (2002) LLC (DE)

                            2)   LHCW Hotel Operating Company (2002) LLC (DE)

      84. ML Mililani Member, LLC (DE)- is owned at 70% by MLIC, 25% by MetLife Insurance Company USA and 5% by General American Life Insurance Company.

L.    MetLife Capital Trust IV (DE)

M.    MetLife Insurance Company USA (DE)

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    MetLife Canadian Property Ventures LLC (NY)

      3.    Metropolitan Connecticut Property Ventures, LLC (DE)

      4.    Euro TI Investments LLC (DE)

      5.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      6. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company USA.

      7.    MetLife USA Assignment Company (CT)

      8.    TIC European Real Estate LP, LLC (DE)

      9.    MetLife European Holdings, LLC (DE)

      10.   Euro TL Investments LLC (DE)

      11.   Corrigan TLP LLC (DE)

      12.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      13. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company USA and Metropolitan Life Insurance Company.

      14.   MetLife Renewables Holding, LLC (DE)

            a)    Greater Sandhill I, LLC (DE)

      15.   TLA Holdings II LLC (DE)

      16.   TLA Holdings III LLC (DE)

      17. MetLife Greenstone Southeast Ventures, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MetLife Insurance Company USA and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

      18. Sino-US United MetLife Insurance Co., Ltd. (China) - Sino-US United MetLife Insurance Co., Ltd. is owned at 27.8% by MetLife Insurance Company USA, 22.2% by MLIC and 50% by a third party.

      19.   ML 1065 Hotel, LLC

N.    MetLife Reinsurance Company of South Carolina (SC)

O.    MetLife Investment Advisors, LLC (DE)

      1.   MetLife Alternative GP, LLC (DE)

           a) MetLife International PE Fund I, LP (Cayman Islands) - 92.593% of the Limited Partnership interests of this entity is owned by MetLife Insurance K.K., 4.115% is owned by MetLife Mexico S.A., 2.716% is owned by MetLife Limited (Hong Kong) and the remaining 0.576% is owned by Metropolitan Life Insurance Company of Hong Kong Limited.

           b) MetLife International PE Fund II, LP (Cayman Islands) - 94.54% of the limited partnership interests of MetLife International PE Fund II, LP is owned by MetLife Insurance K.K., 2.77% is owned by MetLife Limited (Hong Kong), 2.1% by MetLife Mexico, S.A. and 0.59% is owned by MetLife Insurance Company of Hong Kong Limited.

           c) MetLife International HF Partners, LP (Cayman Islands) - 87.77% of the Limited partnership interests of this entity is owned by MetLife Insurance K.K. and 9.54% is owned by MetLife Insurance Company of Korea Limited, 2.67% is owned by MetLife Limited (Hong Kong) and 0.02% is owned by MetLife Alternatives, GP

           d) MetLife International PE Fund III, LP - 96.57% if the limited partnership interests of MetLife International PE Fund III, LP is owned by MetLife Insurance K.K., 2.82% is owned by MetLife Limited (Hong Kong) and 0.61% is owned by Metropolitan Insurance Company of Hong Kong Limited.

      2.   MetLife Loan Asset Management LLC (DE)

      3.   MetLife Core Property Fund GP, LLC (DE)

           a) MetLife Core Property Fund, LP (DE) - MetLife Core Property Fund GP, LLC is the general partner of MetLife Core Property Fund, LP (the "Fund"). A substantial majority of the limited partnership interests in the Fund are held by third parties. The following affiliates hold a minority share of the limited partnership interests in the Fund: Metropolitan Life Insurance Company owns 23.7%, General American Life Insurance Company owns 0.1% and MetLife Insurance Company USA owns 0.2%.

                i)   MetLife Core Property REIT, LLC (DE)

                     aa) MetLife Core Property Holdings, LLC (DE) - MetLife Core Property Holdings, LLC holds the following single-property limited liability companies: MCP 7 Riverway, LLC; MCP SoCal Industrial-Redondo, LLC; MCP SoCal Industrial-Springdale, LLC; MCP SoCal Industrial-Concourse, LLC; MCP SoCal Industrial-Kellwood, LLC; MCP SoCal Industrial-Bernado, LLC; MCP SoCal Industrial-Canyon, LLC; MCP SoCal Industrial-Anaheim, LLC; MCP SoCal Industrial-LAX, LLC; MCP SoCal Industrial-Fullerton, LLC; MCP SoCal Industrial-Ontario, LLC; MCP SoCal Industrial-Loker, LLC; MCP Paragon Point, LLC; MCP 4600 South Syracuse, LLC; MCP The Palms at Doral, LLC; MCP Waterford Atrium, LLC; MCP EnV Chicago, LLC; MCP 100 Congress, LLC; MCP 1900 McKinney, LLC; MCP 550 West Washington, LLC; MCP Main Street Village, LLC; MCP Lodge At Lakecrest, LLC; MCP Ashton South End, LLC, MCP 3040 Post Oak, LLC; MCP Plaza at Legacy, LLC; MCP VOA Holdings, LLC; MCP VOA I & III, LLC; MCP VOA II, LLC, MCP 9020 Murphy Road, LLC and MCP Trimble Campus, LLC.

      4.   MIM Property Management, LLC (DE)

P.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Q.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, LLC.

R.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

S.    MetLife Capital Trust X (DE)

T.    Cova Life Management Company (DE)

U.    MetLife Reinsurance Company of Charleston (SC)

V.    MetLife Reinsurance Company of Vermont (VT)

W.    Delaware American Life Insurance Company (DE)

X.    Federal Flood Certification LLC (TX)

Y.    American Life Insurance Company (ALICO) (DE)

      1.    MetLife Insurance K.K. (Japan)

               a)  Communication One Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   i) MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.98% of MetLife Emeklilik ve Hayat A.S. is owned by Metlife Global Holding Company II GmbH (Swiss II) and the remainder by third parties.

                   ii)  ALICO European Holdings Limited (Ireland)

                        aa) ZAO Master D (Russia)

                           1) Joint Stock Company MetLife Insurance Company
                              (Russia) - 51% of Joint Stock Company MetLife Insurance Company is owned by ZAO Master D and 49% is owned by MetLife Global Holding Company II GmbH.

                   iii) MetLife Asia Holding Company Pte. Ltd. (Singapore)

                       aa) MetLife Innovation Centre Pte. Ltd. (Singapore)

                   iv) MetLife Reinsurance Company of Bermuda Ltd. (Bermuda)

                   v)  MetLife Investment Management Limited (United Kingdom)

                   vi) MetLife EU Holding Company Limited (Ireland)

                       aa) MetLife Europe Limited (Ireland) - 95.59% of MetLife
                           Europe Limited is owned by MetLife EU Holding Company Limited and 4.41% is owned by ALICO.

                           1. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)- 93% of
                           MetLife Europe Insurance Limited is owned by MetLife EU Holding Company Limited and 7% is owned by ALICO.

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Slovakia S.r.o. (Slovakia) - 99.956% of
                           MetLife Slovakia S.r.o. is owned by MetLife EU Holding Company Limited and 0.044% is owned by ITAS.

                       ii) MetLife Solutions S.A.S. (France)

                       jj) Metlife Biztosito Zrt. (Hungary)

                       kk) Metropolitan Life Asigurari S.A. (Romania) -
                           99.9982018% of Metropolitan Life Asigurari S.A. is owned by MetLife EU Holding Company Limited and the remaining 0.0017982% is owned by ITAS.

                           1) Metropolitan Life Societate de Administrare a unui
                              Fond de Pensii Administrat Privat S.A. (Romania) - 99.9836% of Metropolitan Life Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by Metropolitan Life Asigurari S.A. and 0.0164% is owned by MetLife Services Sp z.o.o.

                           2) Metropolitan Life Training and Consulting S.R.L.
                              (Romania)

                       ll) MetLife Towarzystwo Ubezpieczen na Zycie I
                           Reasekuracji S.A. (Poland)

                           1) MetLife Services Sp z.o.o. (Poland)

                           2) MetLife Towarzystwo Funduszy Inwestycyjnych,
                              S.A. (Poland)

                           3) MetLife Powszechne Towarzystwo Emerytalne S.A.
                              (Poland) - 50% of MetLife Powszechne Towarzystwo Emerytalne S.A. is owned by MetLife Towarzystwo Ubezpieczen na Zycie I Reasekuracji S.A. and the remaining 50% is owned by MetLife EU Holding Company Limited.

                       mm) MetLife Holdings (Cyprus) Limited (Cyprus)

                           1) American Life Insurance Company (CY) Limited
                              (Cyprus)

                           2) Hellenic Alico Life Insurance Company, Ltd.
                              (Cyprus) - 27.5% of Hellenic Alico Life Insurance Company, Ltd. Is owned by American Life Insurance Company (CY) Limited and the remaining is owned by a third party.

                       nn) MetLife Services EOOD (Bulgaria)

                       oo) MetLife Life Insurance S.A. (Greece)

                           1) MetLife Mutual Fund S.A. (Greece) - 90% of MetLife
                              Mutual Fund S.A. is owned by MetLife Life
                              Insurance S.A. (Greece) and the remaining interests are owned by third parties.

                       pp) First American-Hungarian Insurance Agency Limited
                           (Hungary)

                       qq) ALICO Funds Central Europe sprav. Spol., a.s.
                           (Slovakia)

                       rr) UBB-MetLife Zhivotozastrahovatelno Drujestvo AD
                           (Bulgaria - 40% of UBB-MetLife Zhivotozastrahovatelno Drujestvo AD is owned by MetLife EU Holding Company Limited and the rest by third parties.

                   vii.  MetLife International Holdings, LLC (DE)

                       aa.   Natiloportem Holdings, LLC (DE)

                             1) Excelencia Operativa y Tecnologica, S.A. de C.V. (Mexico)

                                   i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                                   ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Excelencia Operativa y Tecnologica, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A.
                                        de C.V.

                       bb. PNB MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, LLC and 74% is owned by third parties.

                       cc. Metropolitan Life Insurance Company of Hong Kong Limited (Hong Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, LLC.

                       dd. MetLife Seguros S.A. (Argentina)- 79.3196% is owned by MetLife International Holdings, LLC, 2.6753% is owned by Natiloportem Holdings, LLC, 16.2046% by ALICO and 1.8005% by ITAS.

                       ee. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)-66.662% is owned by MetLife International Holdings, LLC, 33.337% is owned by MetLife Worldwide Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       ff. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.99998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, LLC and 0.00002% by Natiloportem Holdings, LLC.

                       gg. MetLife Seguros de Retiro S.A. (Argentina) - 95.5883% is owned by MetLife International Holdings, LLC, 3.1102% is owned by Natiloportem Holdings, LLC, 1.3014% by ALICO and 0.0001% by ITAS.

                       hh. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, LLC and 95% is owned by MetLife International Holdings, LLC.

                       ii. Compania Inversora MetLife S.A. (Argentina) - 95.46% is owned by MetLife International Holdings, LLC and 4.54% is owned by Natiloportem Holdings, LLC.

                             1) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Inversora MetLife S.A., 79.88% is owned by MetLife Seguros S.A., 0.99% is held by Natiloportem Holdings, LLC and 0.26% is held by MetLife Seguros de Retiro S.A.

                       jj.   MetLife Worldwide Holdings, LLC (DE)

                             1)    MetLife Limited (Hong Kong)

                                   i)    BIDV MetLife Life Insurance Limited
                                         Liability Company (Vietnam) - 60% of
                                         BIDV MetLife Life Insurance Limited
                                         Liability Company is held by MetLife
                                         Limited (Hong Kong) and the remainder
                                         by third parties

                       kk.   MetLife International Limited, LLC (DE)

                       ll. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, LLC and 0.001% is owned by Natiloportem Holdings, LLC.

                       mm.   MetLife Ireland Holdings One Limited (Ireland)

                             1) MetLife Global Holdings Corporation S.A. de C.V. (Mexico/Ireland) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                                   i)    MetLife Ireland Treasury Limited
                                         (Ireland)

                                         aaa)  MetLife General Insurance
                                               Limited (Australia)

                                         bbb)  MetLife Insurance Limited
                                               (Australia) - 91.16468% of
                                               MetLife Insurance Limited
                                               (Australia) is owned by MetLife
                                               Ireland Treasury Limited and
                                               8.83532% is owned by MetLife
                                               Global Holdings Corp. S.A. de
                                               C.V.

                                               1)    The Direct Call Centre PTY
                                                     Limited (Australia)

                                               2)    MetLife Investments PTY
                                                     Limited (Australia)

                                                     aaaa) MetLife Insurance and
                                                           Investment Trust
                                                           (Australia) -
                                                           MetLife Insurance and
                                                           Investment Trust is
                                                           a trust vehicle, the
                                                           trustee of which is
                                                           MetLife Investments
                                                           PTY Limited ("MIPL").
                                                           MIPL is a wholly
                                                           owned subsidiary of
                                                           MetLife Insurance
                                                           Limited.

                                   ii)   Metropolitan Global Management, LLC
                                         (DE/Ireland) - 99.7% is owned by
                                         MetLife Global Holdings Corporation
                                         S.A. de C.V. and 0.3% is owned by
                                         MetLife International Holdings, LLC.

                                         aaa)  MetLife Pensiones Mexico S.A.
                                               (Mexico)- 97.5125% is owned by
                                               Metropolitan Global Management,
                                               LLC and 2.4875% is owned by
                                               MetLife International Holdings,
                                               LLC.

                                         bbb)  MetLife Mexico Servicios, S.A.
                                               de C.V. (Mexico) - 98% is owned
                                               by Metropolitan Global
                                               Management, LLC and 2% is owned
                                               by MetLife International
                                               Holdings, LLC.

                                         ccc)  MetLife Mexico S.A. (Mexico)-
                                               99.050271% is owned by
                                               Metropolitan Global Management,
                                               LLC and 0.949729% is owned by
                                               MetLife International Holdings,
                                               LLC.

                                               1)    MetLife Afore, S.A. de C.V.
                                                     (Mexico)- 99.99% is owned
                                                     by MetLife Mexico S.A. and
                                                     0.01% is owned by MetLife
                                                     Pensiones Mexico S.A.

                                                     aaaa)  Met1 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     bbbb)  Met2 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     cccc)  MetA SIEFORE
                                                            Adicional, S.A. de
                                                            C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     dddd)  Met3 SIEFORE Basica,
                                                            S.A. de C.V.
                                                            (Mexico) - 99.99% is
                                                            owned by MetLife
                                                            Afore, S.A. de C.V.
                                                            and 0.01% is owned
                                                            by MetLife Mexico
                                                            S.A.

                                                     eeee)  Met4 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned by
                                                            MetLife Afore, S.A.
                                                            de C.V. and 0.01% is
                                                            owned by MetLife
                                                            Mexico S.A.

                                                     ffff)  Met5 SIEFORE, S.A.
                                                            de C.V. (Mexico) -
                                                            99.99% is owned
                                                            by MetLife Afore,
                                                            S.A. de C.V. and
                                                            0.01% is owned by
                                                            MetLife Mexico
                                                            S.A.

                                               2)    ML Capacitacion Comercial
                                                     S.A. de C.V.(Mexico) - 99%
                                                     is owned by MetLife Mexico
                                                     S.A. and 1% is owned by
                                                     MetLife Mexico Cares, S.A.
                                                     de C.V.

                                         ddd)  MetLife Saengmyoung Insurance
                                               Co. Ltd. (also known as MetLife
                                               Insurance Company of Korea
                                               Limited) (South Korea)- 14.64%
                                               is owned by MetLife Mexico, S.A.
                                               and 85.36% is owned by
                                               Metropolitan Global Management,
                                               LLC.

                                         eee)  GlobalMKT S.A. (Uruguay)

                       nn.   MetLife Asia Limited (Hong Kong)

                       oo. AmMetLife Insurance Berhad (Malaysia) - 50.000001% of AmMetLife Insurance Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       pp. AmMetLife Takaful Berhad (Malaysia) - 49.999999% of AmMetLife Takaful Berhad is owned by MetLife International Holdings, LLC and the remainder is owned by a third party.

                       qq. MAXIS GBN S.A.S. (France) - 50% of MAXIS GBN S.A.S. is held by MetLife International Holdings, LLC and the remainder by third parties.

                 viii. MetLife Mexico Cares, S.A. de C.V. (Mexico) - 99% of
                       MetLife Mexico Cares S.A. de C.V. is held by MetLife Global Holding Company II GmbH (Swiss) and 1% is held by MetLife Global Holding Company I GmbH (Swiss).

                     1)    Fundacion MetLife Mexico, A.C. (Mexico)


      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4. IGI Life Insurance Limited (Pakistan) - 12.296% of IGI Life Insurance Limited is owned by ALICO and the remaining is owned by third parties.

      5.    International Investment Holding Company Limited (Russia)

      6. MetLife Akcionarsko Drustvo za Zivotno Osiguranje u likvidaciji (Serbia) - 99.98% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.02% is owned by ITAS.

      7.    ALICO Management Services Limited (United Kingdom)

      8. PJSC MetLife (Ukraine) - 99.9988% of PJSC MetLife is owned by ALICO, 0.0006% is owned by ITAS and the remaining 0.0006% is owned by Borderland Investment Limited.

      9.    Borderland Investments Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      10. International Technical and Advisory Services Limited ("ITAS") (USA-Delaware)

      11.   ALICO Operations LLC (USA-Delaware)

            a)    MetLife Asset Management Corp. (Japan)

      12. MetLife Colombia Seguros de Vida S.A. (Colombia) - 90.9999938% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 9.0000021% is owned by ITAS, 0.0000014% is owned by Borderland Investments Limited, 0.0000014% by MetLife International Holdings, LLC and 0.0000014% by Natiloportem Holdings, LLC.

      13. MetLife Mas, S.A. de C.V. (Mexico) - 99.99964399% of MetLife Mas, SA de CV is owned by ALICO and 0.00035601% is owned by ITAS.

      14. MetLife Seguros S.A. (Uruguay) - 74.9187% of MetLife Seguros S.A. is owned by ALICO, 25.0798% by MetLife, Inc. and 0.0015% by a third party (Oscar Schmidt).

      15. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      16.   Alpha Properties, Inc. (USA-Delaware)

      17.   Beta Properties, Inc. (USA-Delaware)

      18.   Delta Properties Japan, Inc. (USA-Delaware)

      19.   Epsilon Properties Japan, Inc. (USA-Delaware)

      20.   Iris Properties, Inc. (USA-Delaware)

      21.   Kappa Properties Japan, Inc. (USA-Delaware)

      22. MetLife American International Group and Arab National Bank Cooperative Insurance Company (Saudi Arabia) - 30% of MetLife American International Group and Arab National Bank Cooperative Insurance Company is owned by ALICO and the remaining interest by third parties. The Delaware Department of Insurance approved a disclaimer of affiliation and therefore, this company is not considered an affiliate under Delaware Law.

Z.   MetLife Global Benefits, Ltd. (Cayman Islands)

AA. Inversiones Metlife Holdco Dos Limitada (Chile) - 99.999338695% of Inversiones MetLife Holdco Dos Limitada is owned by MetLife, Inc., 0.00065469% is owned by MetLife International Holdings, Inc. and 0.000006613% is owned by Natiloportem.

AB.   MetLife Consumer Services, Inc. (DE)

AC.   MetLife Reinsurance Company of Delaware (DE)

AD.   MetLife Global, LLC

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS


As of November 30, 2015, there were 22,854 owners of qualified contracts and 13,410 owners of non-qualified contracts offered by the Registrant (First MetLife Investors Variable Annuity Account One).


ITEM 28. INDEMNIFICATION


As described in their respective governing documents, MetLife, Inc. (the ultimate parent of the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), each of which is incorporated in the State of Delaware, and the Depositor, which is incorporated in the State of New York shall indemnify any person who is made or is threatened to be made a party to any civil or criminal suit, or any administrative or investigative proceeding, by reason of that person's service as a director, officer, or agent of the respective company, under certain circumstances, against liabilities and expenses incurred by such person (except, with respect to the Depositor, as described below regarding MetLife Employees).

As described in its governing documents, the Underwriter, which is incorporated in the state of Missouri, may indemnify, under certain circumstances, any person who is made a party to any civil or criminal suit, or made a subject of any administrative or investigative proceeding by reason of the fact that he is or was a director, officer, or agent of the Underwriter. The Underwriter also has such other and further powers of indemnification as are not inconsistent with the laws of Missouri.

MetLife, Inc. also has adopted a policy to indemnify employees ("MetLife Employees") of MetLife, Inc. or its affiliates ("MetLife"), including any MetLife Employees serving as directors or officers of the Depositor or the Underwriter. Under the policy, MetLife, Inc. will, under certain circumstances, indemnify MetLife Employees for losses and expenses incurred in connection with legal actions threatened or brought against them as a result of their service to MetLife. The policy excludes MetLife directors and others who are not MetLife Employees, whose rights to indemnification, if any, are as described in the charter, bylaws or other arrangement of the relevant company.

MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy under which the Registrant, the Depositor and the Underwriter, as well as certain other subsidiaries of MetLife, are covered. MetLife, Inc. also has secured a Financial Institutions Bond.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):


       Met Investors Series Trust
       MetLife Investors USA Separate Account A
       MetLife Investors USA Variable Life Account A
       MetLife Investors Variable Annuity Account One
       MetLife Investors Variable Life Account One

       General American Separate Account Eleven
       General American Separate Account Twenty-Eight
       General American Separate Account Twenty-Nine
       General American Separate Account Two
       Security Equity Separate Account Twenty-Six
       Security Equity Separate Account Twenty-Seven
       MetLife of CT Separate Account QPN for Variable Annuities
       MetLife of CT Fund UL for Variable Life Insurance
       MetLife of CT Fund UL III for Variable Life Insurance
       MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E
       Metropolitan Series Fund
       Metropolitan Tower Life Separate Account One
       Metropolitan Tower Life Separate Account Two
       Metropolitan Life Separate Account UL
       Paragon Separate Account A
       Paragon Separate Account B
       Paragon Separate Account C
       Paragon Separate Account D
       Metropolitan Life Variable Annuity Separate Account II
       Metropolitan Life Variable Annuity Separate Account I
       New England Life Retirement Investment Account
       New England Variable Annuity Fund I
       New England Variable Annuity Separate Account
       New England Variable Life Separate Account
       Separate Account No. 13S

  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 1095 Avenue of the Americas, New York, NY 10036.



NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------  ---------------------------------------

Elizabeth M. Forget                    Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Paul A. LaPiana                        Director
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Gerard J. Nigro                        Director and Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Myles J. Lambert                       Chairman, President and Chief Executive
1 MetLife Plaza                        Officer
27-01 Queens Plaza North
Long Island City, NY 11101

Kieran R. Mullins                      Executive Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

Barbara A. Dare                        Senior Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277


NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------  --------------------------------------------

Donald Leintz                          Vice President
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John P. Kyne, III                      Vice President and Chief Compliance Officer
Gragg Building
11225 North Community House Road
Charlotte, NC 28277

John G. Martinez                       Vice President and Chief Financial Officer
18210 Crane Nest Drive
Tampa, FL 33647

Tyla L. Reynolds                       Vice President and Secretary
600 North King Street
Wilmington, DE 19801

Marlene B. Debel                       Treasurer
1095 Avenue of the Americas
New York, NY 10036


  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                   (1)                            (2)               (3)             (4)            (5)
                                            NET UNDERWRITING
                                             DISCOUNTS AND      COMPENSATION     BROKERAGE        OTHER
NAME OF PRINCIPAL UNDERWRITER                 COMMISSIONS      ON REDEMPTION    COMMISSIONS    COMPENSATION
-----------------------------------------  -----------------  ---------------  -------------  -------------

 MetLife Investors Distribution Company      $30,378,728           $0              $0             $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 47000 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 1095 Avenue of the Americas, New York, NY 10036


    (e) First MetLife Investors Insurance Company, 200 Park Avenue, New York, NY 10166


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, One Financial Center, Boston, MA 02111


    (h) MetLife, 200 Park Avenue, New York, NY 10166


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    First MetLife Investors Insurance Company hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf, in the city of Charlotte, and state of North Carolina, on the 17th day of December, 2015.

FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
(Registrant)

By:  FIRST METLIFE INVESTORS INSURANCE COMPANY

By:  /s/ Gregory E. Illson
     ----------------------------
     Gregory E. Illson
     Vice President

By:  FIRST METLIFE INVESTORS INSURANCE COMPANY
     (Depositor)

By:  /s/ Gregory E. Illson
     ----------------------------
     Gregory E. Illson
     Vice President

     As required by the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities indicated on December 17, 2015.

/s/ Eric T. Steigerwalt*            Director
---------------------------------
Eric T. Steigerwalt

/s/ Peter M. Carlson*               Executive Vice President and Chief
---------------------------------   Accounting Officer
Peter M. Carlson

/s/ Elizabeth M. Forget*            Director, Chairman of the Board, President
---------------------------------   and Chief Executive Officer
Elizabeth M. Forget

/s/ Lisa S. Kuklinski*              Director and Vice President
---------------------------------
Lisa S. Kuklinski

/s/ James J. Reilly*                Chief Financial Officer
---------------------------------
James J. Reilly

/s/ Norse N. Blazzard*              Director
---------------------------------
Norse N. Blazzard

/s/ Kumar Das Gupta*                Director
---------------------------------
Kumar Das Gupta

/s/ Robert L. Davidow*              Director
---------------------------------
Robert L. Davidow

/s/ Richard A. Hemmings*            Director
---------------------------------
Richard A. Hemmings

/s/ Dina R. Lumerman*               Director
---------------------------------
Dina R. Lumerman

/s/ Richard C. Pearson*             Director
---------------------------------
Richard C. Pearson

/s/ Thomas A. Price*                Director
---------------------------------
Thomas A. Price


/s/ Thomas J. Skelly*               Director
---------------------------------
Thomas J. Skelly

*By: /s/ Michele H. Abate
     ----------------------------------
     Michele H. Abate, Attorney-In-Fact
     December 17, 2015

* First MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS
                               -----------------

 4.(i)(a) Variable Annuity Contract

 4.(i)(b) Variable Annuity Contract Schedule - B Class

 4.(i)(c) Variable Annuity Contract Schedule - R Class

13.       Powers of Attorney